Filed pursuant to Rule 424(b)(4)
Registration File Nos. 333-216907 and 333-217165

PROSPECTUS

3,264,164 Shares

Common Stock

We are selling 527,000 shares of common stock and the selling stockholders are selling 2,737,164 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is listed on the NASDAQ Global Market under the symbol “EVBG.” On April 5, 2017, the closing price of our common stock as reported on the NASDAQ Global Market was $20.35 per share.

We are an “emerging growth company” as defined under the U.S. federal securities laws and have elected to comply with certain reduced public company disclosure and reporting requirements for this prospectus and other filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

The underwriters have an option to purchase a maximum of 451,825 additional shares from us and certain of the selling stockholders at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 17.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Everbridge, Inc.	Proceeds to Selling Stockholders
Per Share	$19.85	$0.9925	$18.8575	$18.8575
Total	$64,793,655	$3,239,683	$9,937,903	$51,616,070

(1)	See “Underwriting” beginning on page 132 for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares of our common stock on or about April 11, 2017.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	BofA Merrill Lynch

Stifel	Pacific Crest Securities a division of KeyBanc Capital Markets

Canaccord Genuity	Raymond James	Needham & Company	William Blair

The date of this prospectus is April 5, 2017

You should rely only on the information contained in this document and any free writing prospectus we provide to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside the United States: We have not, the selling stockholders have not and the underwriters have not done anything that would permit this offering, or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the sections titled “Risk Factors,” “Special Note Regarding Forward- Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Unless the context otherwise requires, we use the terms “Everbridge,” “company,” “our,” “us,” and “we” in this prospectus to refer to Everbridge, Inc. and, where appropriate, our consolidated subsidiaries.

EVERBRIDGE, INC.

Overview

Everbridge is a global software company that provides enterprise software applications that automate and accelerate organizations’ operational response to critical events in order to keep people safe and businesses running. During public safety threats such as active shooter situations, terrorist attacks or severe weather conditions, as well as critical business events such as IT outages, cyber-attacks or other incidents such as product recalls or supply-chain interruptions, our SaaS-based platform enables our customers to quickly and reliably aggregate and assess threat data, locate people at risk and responders able to assist, automate the execution of pre-defined communications processes, and track progress on executing response plans. Our customers use our platform to identify and assess hundreds of different types of threats to their organizations, people, assets or brand. Our solutions enable organizations to deliver intelligent, contextual messages to, and receive verification of delivery from, hundreds or millions of recipients, across multiple communications modalities such as voice, SMS and e-mail. Our applications enable the delivery of messages in near real-time to more than 100 different communication devices, in over 200 countries and territories, in 15 languages and dialects – all simultaneously. We delivered 1.5 billion communications in 2016. We automate the process of sending contextual notifications to multiple constituencies and receiving return information on a person’s or operation’s status so that organizations can act quickly and precisely. Our Critical Event Management platform is comprised of a comprehensive set of software applications that address the full spectrum of tasks an organization has to perform to manage a critical event, including Mass Notification, Incident Management, Safety Connection, IT Alerting, Visual Command Center, Crisis Commander, Community Engagement and Secure Messaging. We believe that our broad suite of integrated, enterprise applications delivered via a single global platform is a significant competitive advantage in the market for Critical Event Management solutions, which we refer to generally as CEM.

In critical situations, the speed at which threats are assessed and information is transmitted and accessed is essential. For example, United States Department of Homeland Security research indicates that the average duration of an active shooter event at a school is approximately 12.5 minutes, while the average police response time to such events is 18 minutes. Accordingly, organizations must be able to aggregate multiple types of threat and incident data and determine whether their people, assets, or suppliers could be impacted, rapidly deliver messages that are tailored to multiple, specific audiences, in precise locations and be assured of delivery. Further, the proliferation of mobile and digital communications has resulted in individuals spending less time in a fixed office location, with International Data Corporation estimating that by 2020 mobile workers will account for 72% of the total United States workforce, and this trend has simultaneously increased the number of pathways through which people receive information. These developments have made it imperative that organizations be able to locate travelling or remote workers to determine who might be impacted by a critical event, and that critical communications be delivered via voice, SMS, and email, as well as to social media, outdoor signage and personal computers. Moreover, organizations require the ability to leverage all of these pathways, individually or in sequence, to reach people in situations where a certain means of communication may be inoperative or individuals are not responsive to a single pathway. During public safety threats and critical business events, the ability to gather, organize and analyze data in real time, and to enable secure, scalable, reliable and automated communications to people can be essential to saving lives, protecting assets and maintaining businesses. Further, the ability to rapidly organize a response by locating available responders and reducing the time required to manage them via automated communications can also result in significant economic savings, as each minute of unplanned downtime costs organizations an average of approximately $5,600, according to Gartner, Inc.

The severity, complexity and frequency of these critical events, their implications for business performance and personal safety, and regulatory and compliance challenges are increasing. The need for active shooter preparedness and public safety protection from terrorist attacks, as well managing the response to IT outages, cyber incidents, severe weather conditions, product recalls, supply-chain interruptions, hazardous material discharges and other urgent events, drive the need for a secure, scalable and reliable CEM system that can be operated quickly and easily. In addition, there has been a rapid proliferation of connected devices and networked physical objects – the Internet of Things, or IoT – that have the capability to communicate information about status and environment and generate data that enables individuals and enterprises to take appropriate action. These dynamics have led to a growing need for solutions that can deliver comprehensive yet targeted and contextually relevant content that facilitates the desired outcomes in critical situations and overcomes the information overload that individuals face. We estimate, based on data from Frost & Sullivan, presented in an independent study commissioned by us, and data from Markets and Markets, that the market for CEM solutions represented an $18.3 billion worldwide opportunity in 2015 and is expected to grow to $41.1 billion in 2020.

Following the tragic events of 9/11, Everbridge was founded with a vision of helping people communicate effectively in critical situations. Our SaaS-based CEM platform is built on a secure, scalable and reliable infrastructure with multiple layers of redundancy to enable the rapid delivery of critical communications, with near real-time verification, over numerous devices and contact paths. Our Mass Notification application is our most established application and enables enterprises and governmental entities to aggregate and assess threat data, locate people based on their standard work or home location and send and receive two-way, contextually aware notifications to individuals or groups to keep them informed before, during and after natural or man-made disasters and other emergencies. For example, during Hurricane Sandy, our Mass Notification application was used along the U.S. East Coast to deliver more than eight million communications. By automating the delivery of these types of critical communications, we enable customers to increase the speed and accuracy of their response and reduce associated costs. Importantly, given the pressure and anxiety most people experience in critical situations, our Mass Notification application provides a simple user interface and automated workflows for ease of use. The expertise that we garnered developing our Mass Notification application and our customers’ reliance on our solutions led us to leverage our platform to deploy solutions for CEM use cases. In turn, we have developed a full suite of enterprise-scale applications that enable our customers to inform and organize people during critical situations, whether a broad audience or a targeted subset of individuals, globally or locally, and accounting for cultural, linguistic, regulatory and technological differences. As all of our applications leverage our CEM platform, customers can use a single contacts database, rules engine of algorithms and hierarchies and user interface to accomplish multiple objectives. Our applications are easy-to-use, quickly deployable and require limited implementation services and no development resources.

The following situations reflect examples of how our applications aggregate and assess data and enable improved management of critical events:

•	When an active shooter situation or terrorist attack occurs, organizations can quickly identify employees in the affected area, including employees not at their usual business location, in order to confirm that they are safe and provide tailored instructions. For example, shelter-in-place instructions may be provided to people in an impacted building while evacuation instructions are provided to those in an adjacent building. At the same time, first responders and hospitals can use multiple modes of alerting to mobilize resources and call in staff to provide emergency care.

•	When a hurricane is imminent, local emergency management departments can alert affected communities with relevant safety and evacuation instructions while companies can put in place emergency plans to notify employees of office closures while coordinating work assignments to maintain the continuity of core operations.

•	Companies can consolidate separate command centers for emergency operations and supply chain events, using one common data set to aggregate and assess data on severe weather, political unrest and other types of threats to their own and suppliers’ operations, thereby reducing costs while gaining efficiencies.

•	When IT systems fail, IT administrators can shorten the time required to alert cross-department responders, use scheduling information to determine availability and quickly assemble appropriate personnel on a conference bridge, thereby reducing the costs incurred from downtime.

•	When a patient is suspected of having a stroke, an on-call specialist can provide a patient assessment via video communications during the ambulance trip and the emergency room can be readied for an immediate stroke treatment, accelerating critical time to treatment.

•	When a cyber incident shuts down an IT network, management can alert employees of the network shutdown via a secure, alternate communication path.

•	When a power line is down, utility workers can utilize pre-configured incident management templates to alert affected customers and responders and provide service updates.

•	When engine readings in critical equipment detect a malfunction, technicians with the appropriate skills can be automatically alerted and quickly deployed to minimize downtime and avoid revenue loss or service interruption.

•	When readings from an implanted medical device are abnormal, that information can be automatically routed to the individual’s healthcare provider to enable timely medical care.

•	When a young child goes missing, local officials can send alerts to and receive tips from their communities to aid in locating and returning the child.

•	When a financial services firm experiences disruptions in service, clients can be promptly notified and audit confirmations can be provided to document delivery.

Our customer base has grown from 867 customers at the end of 2011 to more than 3,200 customers as of December 31, 2016. As of December 31, 2016, our customers were based in 28 countries and included eight of the 10 largest U.S. cities, eight of the 10 largest U.S.-based investment banks, 24 of the 25 busiest North American airports, six of the 10 largest global consulting firms, six of the 10 largest global auto makers, all four of the largest global accounting firms, four of the 10 largest U.S.-based health care providers and four of the 10 largest U.S.-based health insurers. We provide products and services to customers of varying sizes, including enterprises, small businesses, non-profit organizations, educational institutions and government agencies. Our customers span a wide variety of industries including technology, energy, financial services, healthcare and life sciences, manufacturing, media and entertainment, retail, higher education and professional services.

We derive substantially all of our revenue from subscriptions to our critical communications applications, which represented 97%, 97% and 96% of our total revenue in 2014, 2015 and 2016, respectively. Historically, we derived more than 86% of our revenue in each of the last three fiscal years from sales of our Mass Notification application. Our pricing model is based on the number of applications subscribed to and, per application, the number of people, locations and things connected to our platform, as well as the volume of communications. We also offer premium services including data feeds for social media, threat intelligence and weather. We generate additional revenue by expanding the number of applications, number of contacts and number of devices that our customers purchase over time.

Industry Background

Over the past two decades, methods to assess critical events and to automate and accelerate the process of managing and responding to such events have evolved rapidly, in tandem with advances in technology, to include automated or system-generated responses, including voice calls, text messages, emails, social media and outdoor digital signage. In critical situations, the speed at which information is transmitted and accessed is essential.

Key Trends Driving a Fundamental Shift in Communications

Governmental entities and enterprises face increasing threats to the safety of their geographically disparate and constantly mobile residents and employees. According to the Global Terrorism Database, the number of global fatalities and injuries from terrorist acts has increased 400% from 2005 to 2015, and the world has witnessed devastating attacks in Orlando, Berlin, Brussels, Nice, San Bernardino, Istanbul and other global cities. According to estimates by the Institute for Economics and Peace, the economic cost of terrorism reached $52.9 billion in 2014. In addition, according to the Third National Climate Assessment prepared by the U.S. Global Change Research Program, the United States has been experiencing severe weather events above long-term averages, with, for example, the number of heat waves in 2011 and 2012 at nearly triple the long-term average. Similarly, a PricewaterhouseCoopers study found that the number of cyber security incidents across all industries rose by 38% in 2015 versus the prior year and Lloyd’s estimates that cyber-attacks cost businesses as much $400 billion annually. Taken together, global reinsurer Swiss Reinsurance Company Ltd. found that the cost of disaster events, including man-made and severe weather incidents, reached $85 billion worldwide in 2015.

At the same time, key business and technology trends continue to shift both the fundamental way that organizations communicate with relevant stakeholders and how individuals regularly consume information. People increasingly consume most of their information through mobile devices and applications as well as through social media and other digital channels. Increasingly, less information is shared using traditional “analog” communication methods, such as printed media, television and landline telephones. The proliferation of mobile and digital communications, as well as the emergence of the IoT, has accelerated the speed at which people communicate, exponentially increasing the volume of communications that individuals must process. As a result of these dynamics, it has become imperative that communications be appropriately contextualized, meaningful and actionable.

In light of these trends, communications have become one of the most important areas of technology investment. In a 2016 report, Gartner, Inc. estimates that $1.4 trillion, or 41.0%, of information technology, or IT, expenditure was for communications in 2016. Organizations are reaping the benefits of digital communications to more easily and relevantly interact with their target constituents including customers, partners, employees, residents and other key stakeholders. Likewise, as IT innovation continues to shift to on-demand models, organizations have increasingly migrated from on-premises software to cloud-based solutions in order to improve agility and efficiency when seeking to communicate with their global, mobile, distributed stakeholders.

In order to connect people across disparate communication modalities in diverse locations, organizations are increasingly investing in technologies that unify different analog and digital real-time and non-real-time communications. The integration of real-time enterprise communication services such as instant messaging and voice and video conferencing with non-real-time communication services such as voicemail, facsimile and e-mail can provide a consistent and unified user experience across multiple devices and media types.

During public safety threats and critical business events, the ability to communicate life-saving or damage-mitigating information is crucial. Speed, security, scalability and reliability of communications is essential. The severity, complexity and frequency of these critical events, their implications for personal safety or business performance and rising regulatory and compliance challenges are driving demand for CEM solutions, which we estimate, based on data from Frost & Sullivan, presented in an independent study commissioned by us, and data from Markets and Markets, represented an $18.3 billion worldwide market opportunity in 2015.

Evolution of Critical Event Management Solutions

Traditional solutions for critical communications have not kept pace with the increasingly digital world, the evolving threat landscape and the opportunity to leverage technological innovation to more effectively communicate with people. These solutions are often developed in-house or are not truly enterprise grade in scale and reliability, leaving many organizations to use analog, manual, one-way and people-based modalities to communicate with relevant stakeholders. These solutions lack the scale to reliably address the breadth of the different critical challenges that organizations increasingly face, the sophistication required to address evolving needs with aggregated data and analysis for threat assessment, automated workflows and the ability to rapidly deliver messages that are contextually tailored to multiple, specific audiences, in precise locations, using a variety of different communication modalities. Traditional critical communication solutions also typically send notifications based upon a person’s static work or home address. Given the mobile nature of today’s workforce, solutions now need to be able to dynamically locate who is near a critical event and send instructions to impacted parties and responders based upon where they actually are.

CEM solutions build upon the strengths of modern critical communications. Organizations today typically manage critical events across the organization in silos that use disparate data sources and unintegrated tools, making it difficult to achieve a common operational view of threats and of the status of response. Utilizing a common contact base, consistent rules engines, threat databases that are integrated with information on the location of an organization’s people, assets and suppliers, and a common visualization platform, CEM solutions can provide a more integrated solution which can improve management control and visibility and lower costs. The ability to cohesively and rapidly share information and collaborate across the organization underlies creating a common operational approach.

Requirements of Effective Critical Event Management Solutions

In order to deliver effective critical communications solutions, several requirements must be met:

•	Comprehensive Solution. Organizations require an enterprise-scale, comprehensive solution that can provide them with aggregated data and automated workflows and deliver intelligent, contextual messages across multiple communications modalities – all operated from desktop or mobile devices to accommodate managing critical events whenever they occur.

•	Scalability and Speed. Organizations require a solution that is agile and flexible enough to reach individuals at both high volume/low frequency intervals, such as emergency mass notification situations, and low volume/high frequency intervals, such as for IT alerting and secure messaging.

•	Enterprise-Grade Reliability. Given the inherent nature of critical events, organizations require a solution that is robust, resilient and highly redundant, with a high level of assured uptime and a low degree of fault tolerance.

•	Situational Assessment. Organizations require ready access to information from weather feeds, threat sources and IT monitoring systems, as well as the ability to incorporate trends from social media and feedback from their personnel in the field, in order to assess critical events and impacted areas.

•	Dynamic Location Capability. With today’s mobile workforce, organizations need to be able to locate and instruct impacted people, and identify and organize responders, based on where they actually are, not just based on their static office or home location.

•	Visualization. Organizations require a visualization platform that integrates threat and incident data from a wide variety of sources, as well as updates on the status of incident response tasks, in order to improve their ability to assess the potential impact of events and the success of mitigation strategies, and to improve management control.

•	Security and Regulatory Compliance. Organizations require a solution that is architected to ensure data and communications security given the significance of the content being managed and the regulatory requirements that apply to the sensitive data being communicated.

•	Intelligent Communication and Contextual Personalization. Organizations require sophisticated, intelligent technology that can tailor both the content of communications and the modalities through which they are delivered based on differing individual preferences and roles and responsibilities within the organization.

•	Ease-of-Use. Given the need for speed and the pressure and anxiety most people experience in critical situations, organizations require a solution that is simple and easy-to-use, particularly when lives and property are at risk.

•	Real-Time and After-Event Reporting and Analytics. To ensure that organizations can measure and improve performance around critical events, a solution should provide detailed, timely and compliant reporting and analytics on organizational responsiveness and the effectiveness of communications.

•	Global Reach and Local Expertise. Global communications require a “local” approach to deal with the complexity of varying cultural preferences, languages and device types, as well as technical and regulatory requirements.

Key Benefits of Our Solutions and Competitive Strengths

Everbridge was founded with a vision to help organizations communicate quickly and reliably to deliver the right message, to the right people, on the right device, in the right location, at the right time during public safety threats and critical business events. Our CEM solutions enable organizations to assess threats, locate impacted people and assets, and manage and respond to critical events, all on a single platform. Key benefits of our solutions and competitive strengths include the following:

•	Comprehensive, Enterprise-Scale Platform. The core of our solutions is our critical communications platform, which provides multiple layers of redundancy to assure uptime and delivery of communications regardless of volume or throughput requirements. The platform is secure, scalable and reliable, enabling the delivery and verification of tens of millions of different communications virtually anywhere, in any volume, in near real-time. In 2016, we delivered 1.5 billion communications, or over 47 communications per second, through our globally distributed data centers.

•	Out-of-the-Box, Scalable and Mobile Applications. Our SaaS-based applications are out-of-the box, enterprise-ready and can be utilized without customer development, testing or ongoing maintenance. Regardless of a customer or prospect’s size or needs, our applications are built to scale to its largest and most complex critical communications requirements.

•	Aggregated Threat Data and Analysis. Our software gathers and analyzes information from weather data feeds, public safety and threat data feeds, social media, IT ticketing systems and monitoring systems, as well as inputs and feedback from two-way and polling messages. Data can be geo-mapped and threat and incident data can be used to automatically trigger simple or complex workflows that are tied to standard operating procedures or run-books.

•	Contextual Communications. We enable intelligence and personalization in the critical communications process by delivering contextual communications. Our customers can deliver and escalate critical communications broadly to a mass population or to a targeted subset of individuals based on geographic location, skill level, role and communication modality preferences for rich, two-way collaboration.

•	Dynamic Location Awareness. Our platform can provide organizations with the ability to send and receive notifications based on the last known locations of people, not just based on a static office or home address. Our platform integrates with a variety of sources of location information, including building access control systems and corporate network access solutions. This location-specific approach enables organizations to quickly determine which individuals may be affected by a public safety threat or able to respond to a critical business event, and to provide targeted and relevant instructions and two- way communications.

•	Large, Dynamic and Rich Communications Data Asset. As of December 31, 2016, our data asset consists of our contacts databases that manage approximately 130 million contact profiles and connections from more than 3,200 customers based in 28 countries. Our contacts databases, which we refer to as contact stores, are initially created through an upload of contacts from the customer and are automatically updated with the most current contact information provided by the customer or by individuals who opt-in to receive notifications from our Community Engagement application. Our contact stores are repositories for all contact details, attributes and business rules and preferences, such as a person’s last-known location, language spoken, special needs, technical certifications and on-call status.

•	Multi-channel Visualization. Our platform provides the ability to create an integrated view of threats, incidents and the status of response, all within the context of the locations of an organization’s people, assets and suppliers. Multiple channels of information can be displayed side-by-side so different facets of a critical event can be monitored simultaneously, and the same data can be displayed on personal computer screens and on a large command center wall to provide flexibility in deployment.

•	Robust Security, Industry Certification and Compliance. Our platform is built on a secure and resilient infrastructure with multiple layers of redundancy. Many of our enterprise applications are designed to meet rigorous security and compliance requirements for financial services firms, healthcare institutions, the U.S. federal government and other regulated industries, including facilitating compliance with FINRA and HIPAA standards. Our solutions received designation under the Support Anti-terrorism by Fostering Effective Technology Act of 2002, or SAFETY Act, and certification by U.S. Department of Homeland Security that places us on the approved product list for homeland security. Our solutions are also accredited under the Federal Information Security Management Act of 2002, or FISMA.

•	Automated Workflows. Our platform automates the workflows required to complete a critical notification, including establishing the individuals within an organization authorized to send messages, the groups of stakeholders to whom messages will be sent and the content of messages to be sent to different groups of relevant stakeholders, in each case based on incident type. We believe that this automation reduces the amount of time required to send critical notification as well as the associated cost. Our platform also enables customers to automatically establish procedures for improving the success of communication efforts.

•	Globally Local. Our platform is designed to be utilized globally while accounting for local cultural, linguistic, regulatory and technological differences. We have relationships with suppliers and carriers in multiple countries to ensure delivery in compliance with local, technical and regulatory requirements. We have localized our user interface in 15 languages and dialects that are spoken by more than 60% of the world’s population.

•	Next-Generation, Open Architecture. We developed our platform to easily integrate our applications with other systems. Our solutions provide open Application Program Initiatives, or APIs, and configurable integrations, enabling our platform to work with our customers’ and partners’ pre-existing processes and solutions, increasing the business value we deliver.

•	Actionable Reporting and Analytics. Our platform provides real-time dashboards, advanced map-based visualization and ad-hoc reporting across notifications, incidents and contacts. This information is easily accessed for required after-event reviews, continuous process improvements and regulatory compliance.

Our Growth Strategy

We intend to drive growth in our business by building on our position as a global provider of critical event management, critical communications and enterprise safety applications. Key elements of our growth strategy include:

•	Accelerate Our Acquisition of New Customers. We have multiple paths of entry into new customers with our portfolio of applications, which are used for a wide variety of use cases across a diverse set of verticals markets. We intend to capitalize on the breadth of our solutions and the technological advantages of our CEM platform to continue to attract new customers. In parallel, we plan to attract new customers by investing in sales and marketing and expanding our channel partner relationships.

•	Further Penetrate Our Existing Customers. With revenue retention rates of over 110% for each of the last three years, we believe that there is a significant opportunity within our existing customer base to expand their use of our platform, both by selling new applications and features to our existing customers and selling to additional departments in their organizations. We believe that we have a significant opportunity to increase the lifetime value of our customer relationships as we educate customers about the benefits of our current and future applications that they do not already utilize and of taking an integrated CEM approach. In the last three years we have added five new applications, which have already begun to experience significant growth. These new applications have grown from 6% in the first quarter of 2015 to 30% in the fourth quarter of 2016 of our contracted sales, which represent the total dollar value of new agreements entered into within the prior 12 months, exclusive of renewals.

•	Develop New Applications to Target New Markets and Use Cases. Our platform is highly flexible and can support the development of new applications to meet evolving safety and operational challenges. For example, our Safety Connection application enables organizations to locate people and send them notifications based on their dynamic last known location, while actively incorporating threat and other data to allow for targeted and relevant communications. While the historic market for corporate security and safety solutions has been focused on establishing perimeters – locks, alarms and guards – to keep threats to employees outside of the physical premises, our solutions are responsive to the dramatic shift towards an increasingly mobile workforce where employees spend less time in traditional offices. At the same time, protection of employees at traditional places of business remains crucial. Market research completed in 2016 by us together with Emergency Management & Safety Solutions, found that while organizations were very concerned about the risk of workplace violence, 79% said they were at best only somewhat prepared for an active shooter event, and communicating with people in an impacted building was seen as the biggest challenge. In light of these dynamics, we intend to continue to develop new applications for use cases in a variety of new markets and to leverage our platform and our existing customer relationships as a source of new applications, industry use cases, features and solutions.

•	Expand Our International Footprint. We intend to continue to expand our local presence in regions such as Europe, the Middle East and Asia to leverage our relationships with local carriers and our ability to deliver messages to over 200 countries and territories in 15 languages and dialects as well as expand our channel partnerships and also to opportunistically consider expanding in other regions.

•	Maintain Our Technology and Thought Leadership. We will continue to invest in our core CEM platform and our applications to maintain our technology leadership position. For example, we believe that we are the only company today that provides a full, integrated CEM solution and that we provide the first solution to offer dynamic versus static location awareness integrated with analysis and communications for the employee safety and security marketplace. Further, we believe we have a competitive advantage through our commitment to innovation and thought leadership that has enabled us to take market share from our competitors and accelerate our growth.

•	Opportunistically Pursue Acquisitions. We plan to selectively pursue acquisitions of complementary businesses, technologies and teams that allow us to penetrate new markets and add features and functionalities to our platform.

Recent Developments

In September 2016, we closed our initial public offering, or IPO, in which we sold a total of 6,250,000 shares of our common stock. We received net cash proceeds of $66.1 million, net of underwriting discounts and commissions and other costs associated with the offering paid or payable by us.

In December 2016, we acquired 100% of the shares of Svensk Krisledning AB, or Crisis Commander. We acquired Crisis Commander for cash consideration of approximately $2.3 million with additional time and performance-based milestones that could result in additional payments of $0.4 million. Crisis Commander is a SaaS mobile crisis management company operating out of Sweden.

In January 2017, we acquired 100% of the shares of IDV Solutions, LLC, or IDV. We acquired IDV for cash consideration of approximately $21.3 million, with additional time and performance-based milestones that could result in additional payments of $6.2 million. IDV is a provider of threat assessment and operational visualization software located in Lansing, Michigan.

Selected Risks Affecting Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	If our business does not grow as we expect or if we fail to manage our growth effectively, our operating results and business prospects would suffer.

•	We have not been profitable on a consistent basis historically and may not achieve or maintain profitability in the future.

•	Historically, we derived 96%, 91%, and 86% of our revenue from sales of our Mass Notification application in 2014, 2015 and 2016, respectively. If we are unable to renew or increase sales of this application, or if we are unable to increase sales of our other applications, our business and operating results could be adversely affected.

•	If we are unable to develop upgrades to our platform, develop new applications, sell our platform and applications into new markets or further penetrate our existing market, our revenue may not grow.

•	The nature of our business exposes us to inherent liability risks.

•	Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

•	The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed.

•	An assertion by a third party that we are infringing its intellectual property could subject us to costly and time-consuming litigation or expensive licenses that could harm our business and results of operations.

•	Our executive officers, directors and principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval. Following this offering, our directors, executive officers and holders of more than 5% of our common stock, some of whom are represented on our board of directors, together with their affiliates will beneficially own approximately 40% of the voting power of our outstanding capital stock, even if the underwriters exercise their option to purchase additional shares in full.

Corporate Information

We were initially incorporated under the laws of the State of Delaware under the name 3n Global, Inc. in January 2008. 3n Global, Inc. was initially a wholly-owned subsidiary of National Notification Network, LLC, which was formed in November 2002 as a limited liability company organized under the laws of the State of California. In May 2008, pursuant to a merger agreement between 3n Global, Inc. and National Notification Network, LLC, National Notification Network, LLC merged with and into 3n Global, Inc. We changed our name to Everbridge, Inc. in April 2009.

Our principal executive offices are located at 25 Corporate Drive, Suite 400, Burlington, Massachusetts 01803. Our telephone number is (818) 230-9700. Our website address is www.everbridge.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock.

“Everbridge”, the Everbridge logo, and other trademarks or service marks of Everbridge, Inc. appearing in this prospectus are the property of Everbridge, Inc. This prospectus contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

•	no requirement to seek nonbinding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of some or all these provisions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenues of at least $1.0 billion or (c) in which we are deemed to be a “large accelerated filer,” under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We have chosen to “opt out” of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our stock price.

The Offering

Common stock offered by Everbridge	527,000 shares

Common stock offered by the selling stockholders	2,737,164 shares

Total common stock offered	3,264,164 shares

Total common stock to be outstanding after this offering	27,677,674 shares

Option offered by Everbridge	26,825 shares

Option offered by certain of the selling stockholders	425,000 shares

Use of proceeds	The principal purposes of this offering are to facilitate an orderly distribution of our shares by the selling stockholders, increase our public float and increase our financial flexibility. We plan to use the net proceeds from this offering for working capital and other general corporate purposes. We will not receive any of the proceeds from the sale of shares to be offered by the selling stockholders. See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

NASDAQ Global Market Symbol	“EVBG”

The number of shares of our common stock that will be outstanding after this offering is based on 27,150,674 shares of common stock outstanding as of December 31, 2016, and excludes:

•	1,884,425 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2016, at a weighted-average exercise price of $10.02 per share;

•	2,005,483 shares of our common stock reserved for future issuance pursuant to our 2016 Equity Incentive Plan, which includes provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year; and

•	500,000 shares of common stock reserved for future issuance under our 2016 Employee Stock Purchase Plan, which includes provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	no issuance or exercise of options after December 31, 2016, notwithstanding the exercise of options to purchase 73,000 shares of common stock to be offered by certain of the selling stockholders in this offering, and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

Summary Consolidated Financial and Other Data

We derived the summary consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016 and the summary consolidated balance sheet data as of December 31, 2016 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

When you read this summary consolidated financial data, it is important that you read it together with the historical consolidated financial statements and related notes to those statements, as well as “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Year Ended December 31,
	2014	2015	2016
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$42,421	$58,720	$76,846
Cost of revenue:(1)	12,089	19,789	23,767

Gross profit	30,332	38,931	53,079

Operating expenses: (1)
Sales and marketing	15,818	25,925	34,847
Research and development	7,365	11,521	14,765
General and administrative	7,435	12,272	14,293

Total operating expenses	30,618	49,718	63,905

Operating loss	(286)	(10,787)	(10,826)
Other expense, net	426	599	(484)

Loss before benefit from income taxes	(712)	(11,386)	(11,310)
Benefit from income taxes	89	562	24

Net loss	$(623)	$(10,824)	$(11,286)

Net loss attributable to common stockholders	$(623)	$(10,824)	$(11,286)

Net loss per share attributable to common stockholders:(2)
Basic	$(0.05)	$(0.88)	$(0.68)

Diluted	$(0.05)	$(0.88)	$(0.68)

Weighted-average common shares outstanding:(2)
Basic	11,788,883	12,257,413	16,659,561
Diluted	11,788,883	12,257,413	16,659,561
Other Financial Data:
Net cash provided by operating activities	$7,716	$4,451	$9,503

(1)	Includes stock-based compensation expense and depreciation and amortization expense as follows:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Stock-based compensation expense:
Cost of revenue	$82	$150	$180
Sales and marketing	120	315	725
Research and development	147	297	348
General and administrative	27	760	1,848

Total stock-based compensation expense	$376	$1,522	3,101
Depreciation and amortization expense:
Cost of revenue	$1,615	$4,457	$6,247
Sales and marketing	101	227	208
Research and development	31	134	265
General and administrative	765	1,158	1,022

Total depreciation and amortization expense	$2,512	$5,976	$7,742

(2)	See notes (2) and (14) to our consolidated financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

As of December 31, 2016
Actual
(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$60,765
Accounts receivable, net	17,812
Total assets	108,322
Total deferred revenue	52,634
Total liabilities	65,970
Accumulated deficit	(89,618)
Total stockholders’ equity	42,352

Other Metrics

We regularly monitor a number of financial and operating metrics in order to measure our current performance and estimate our future performance. For a further description of how we use these financial and operating metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Metrics.”

	Year Ended December 31,
	2014	2015	2016
	(dollars in thousands)
Revenue retention rate(1)	111%	112%	116%
Adjusted EBITDA(2)	$2,524	$(3,351)	$5
Adjusted gross margin(3)	$30,663	$41,084	$55,577
Free cash flow(4)	$3,884	$(2,953)	$3,039

(1)

We calculate our revenue retention rate by dividing (1) total revenue in the current 12-month period from those customers who were customers during the prior 12-month period by (2) total revenue from all customers in the prior 12-month period. For the purposes of calculating our revenue retention rate, we count as customers all entities with whom we had contracts in the applicable period other than (1) customers of our wholly-owned subsidiary, Microtech, which generates an immaterial amount of our revenue in any given year and (2) in the first year following our acquisition of another business, customers that we acquired in connection with such acquisition. We believe that our ability to retain our customers and expand their use of our solutions over time is an indicator of the stability of our revenue base and the long-term value of our customer relationships. Our revenue retention rate provides insight into the impact on current period revenue of the number of new customers acquired during the prior 12-month period, the timing of our implementation of those new customers, growth in the usage of our solutions by our existing customers and customer attrition. If our revenue retention rate for a period exceeds 100%, this means that the revenue retained during the period including upsells, more than offset the revenue that we lost from customers that did not renew their contracts during the period.

(2)	Adjusted EBITDA represents our net loss before interest income and interest expense, income tax expense and benefit, depreciation and amortization expense and stock-based compensation expense. We do not consider these items to be indicative of our core operating performance. The items that are non-cash include depreciation and amortization expense and stock-based compensation expense. Adjusted EBITDA is a measure used by management to understand and evaluate our core operating performance and trends and to generate future operating plans, make strategic decisions regarding the allocation of capital and invest in initiatives that are focused on cultivating new markets for our solutions. In particular, the exclusion of certain expenses in calculating adjusted EBITDA facilitates comparisons of our operating performance on a period-to-period basis. Adjusted EBITDA is not a measure calculated in accordance with United States generally accepted accounting principles, or GAAP.

We believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Nevertheless, use of adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. Some of these limitations are: (1) although depreciation and amortization are non-cash charges, the capitalized software that is amortized will need to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (2) adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; (3) adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (4) adjusted EBITDA does not reflect tax payments or receipts that may represent a reduction or increase in cash available to us; and (5) other companies, including companies in our industry, may calculate adjusted EBITDA or similarly titled measures differently, which reduces the usefulness of the metric as a comparative measure. Because of these and other limitations, you should consider adjusted EBITDA alongside our other GAAP-based financial performance measures, net loss and our other GAAP financial results. The following table presents a reconciliation of adjusted EBITDA to net loss, the most directly comparable GAAP measure, for each of the periods indicated.

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Net loss	$(623)	$(10,824)	$(11,286)
Interest expense, net	348	537	472
Benefit from income taxes . . . . . . . . . . . . . . . . . . . . . . . . .	(89)	(562)	(24)
Depreciation and amortization expense . . . . . . . . . . . . . . . . . . . . . . . . . . ..	2,512	5,976	7,742
Stock-based compensation expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	376	1,522	3,101

Adjusted EBITDA	$2,524	$(3,351)	$5

(3)	Adjusted gross margin represents gross profit plus stock-based compensation and amortization expenses related to acquisitions. Adjusted gross margin is a measure used by management to understand and evaluate our core operating performance and trends and to generate future operating plans. The exclusion of stock-based compensation expense and amortization expenses related to acquisitions facilitates comparisons of our operating performance on a period-to-period basis. Adjusted gross margin is not a measure calculated in accordance with GAAP. We believe that adjusted gross margin provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Nevertheless, our use of adjusted gross margin has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. You should consider adjusted gross margin alongside our other GAAP-based financial performance measures, gross profit and our other GAAP financial results. The following table presents a reconciliation of adjusted gross margin to gross profit, the most directly comparable GAAP measure, for each of the periods indicated.

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Gross profit	$30,332	$38,931	$53,079
Stock-based compensation expense	82	150	180
Amortization expense related to acquisitions	249	2,003	2,318

Adjusted gross margin	$30,663	$41,084	$55,577

(4)	Free cash flow represents net cash provided by operating activities minus capital expenditures and capitalized software development costs. Free cash flow is a measure used by management to understand and evaluate our core operating performance and trends and to generate future operating plans. The exclusion of capital expenditures and amounts capitalized for internally-developed software facilitates comparisons of our operating performance on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance. Free cash flow is not a measure calculated in accordance with GAAP. We believe that free cash flow provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. Nevertheless, our use of free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under GAAP. You should consider free cash flow alongside our other GAAP-based financial performance measures, net cash provided by operating activities, and our other GAAP financial results. The following table presents a reconciliation of free cash flow to net cash for operating activities, the most directly comparable GAAP measure, for each of the periods indicated.

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Net cash provided by operating activities	$7,716	$4,451	$9,503
Capital expenditures	(2,155)	(2,502)	(970)
Capitalized software development costs	(1,677)	(4,902)	(5,494)

Free cash flow	$3,884	$(2,953)	$3,039

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

If our business does not grow as we expect, or if we fail to manage our growth effectively, our operating results and business prospects would suffer.

We increased our number of full-time employees from 303 to 418 to 467 as of December 31, 2014, 2015 and 2016, respectively. In 2016, we made a significant investment in our sales organization, growing our headcount by 16%, and our revenue increased by $18.1 million for the year ended December 31, 2016 compared to 2015, due in part to the increase in our customer base.

However, our business may not continue to grow as quickly or at all in the future, which would adversely affect our revenue and business prospects. Our business growth depends on a number of factors including:

•	our ability to execute upon our business plan effectively;

•	our ability to accelerate our acquisition of new customers;

•	our ability to further sell to our existing customers new applications and features and to additional departments in their organizations;

•	our ability to develop new applications to target new markets and use cases;

•	our ability to expand our international footprint;

•	the growth of the market in which we operate;

•	our ability to maintain our technology leadership position; and

•	our ability to acquire complementary business, technologies and teams we need.

Further, our growth has placed, and will continue to place, a strain on our managerial, operational, financial and other resources, and our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully and handle the responsibilities of being a public company, we believe we must effectively, among other things:

•	increase our customer base and upsell and cross-sell additional and new applications to our existing customers;

•	invest in sales and marketing and expand our channel partner relationships;

•	develop new applications that target new markets and use cases;

•	expand our international operations; and

•	improve our platform and applications, financial and operational systems, procedures and controls.

We intend to continue our investment in sales and marketing, platform and applications, research and development, and general and administrative functions and other areas to grow our business. We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expect, which could adversely affect our operating results.

If we are unable to manage our growth effectively in a manner that preserves the key aspects of our corporate culture, we may not be able to take advantage of market opportunities or develop new applications or upgrades to our existing applications and we may fail to satisfy customer requirements, maintain the quality and security of our applications, execute on our business plan or respond to competitive pressures, which could result in our financial results suffering and a decline in our stock price.

We have not been profitable on a consistent basis historically and may not achieve or maintain profitability in the future.

We have posted a net loss in each year since inception, including net losses of $0.6 million, $10.8 million and $11.3 million in the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, we had an accumulated deficit of $89.6 million. While we have experienced significant revenue growth in recent periods and profitability solely in the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014, we are not certain whether or when we will obtain a high enough volume of sales of our applications to sustain or increase our growth or achieve or maintain profitability in the future. We also expect our costs to increase in future periods, which could negatively affect our future operating results if our revenue does not increase. In particular, we expect to continue to expend substantial financial and other resources on:

•	sales and marketing, including a significant expansion of our sales organization, both domestically and internationally;

•	research and development related to our platform and applications, including investments in our research and development team;

•	continued international expansion of our business; and

•	general and administration expenses, including legal and accounting expenses related to being a public company.

These investments may not result in increased revenue or growth in our business. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position and results of operations will be harmed, and we may not be able to achieve or maintain profitability over the long term. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, our financial performance may be harmed, and we may not achieve or maintain profitability in the future.

To date, we have derived substantially all of our revenue from the sale of our Mass Notification application. If we are unable to renew or increase sales of this application, or if we are unable to increase sales of our other applications, our business and operating results could be adversely affected.

While we have recently introduced five new critical communications applications, one of which was introduced in the middle of 2014, three of which were introduced in 2015 and one of which was introduced in 2016, we derived 96%, 91% and 86% of our revenue from sales of our Mass Notification application in 2014, 2015 and 2016, respectively, and expect to continue to derive a substantial portion of our revenue from sales of this application in the near term. As a result, our operating results could suffer due to:

•	any decline in demand for our Mass Notification application;

•	pricing or other competitive pressures from competing products;

•	the introduction of applications and technologies that serve as a replacement or substitute for, or represent an improvement over, our Mass Notification application;

•	technological innovations or new standards that our Mass Notification application do not address; and

•	sensitivity to current or future prices offered by us or competing solutions.

Because of our reliance on our Mass Notification application, our inability to renew or increase sales of this application or a decline in prices of this application would harm our business and operating results more seriously than if we derived significant revenue from a variety of applications. Any factor adversely affecting sales of our historical or new applications, including release cycles, market acceptance, competition, performance and reliability, reputation and economic and market conditions, could adversely affect our business and operating results.

If we are unable to develop upgrades to our platform, develop new applications, sell our platform and applications into new markets or further penetrate our existing market, our revenue may not grow.

Our ability to increase sales will depend in large part on our ability to enhance and improve our platform and applications, introduce new applications in a timely manner, develop new use cases for our platform and further penetrate our existing market. The success of any enhancement to our platform or new applications depends on several factors, including the timely completion, introduction and market acceptance of enhanced or new applications, the ability to maintain and develop relationships with channel partners and communications carriers, the ability to attract, retain and effectively train sales and marketing personnel and the effectiveness of our marketing programs. Any new application that we develop or acquire may not be introduced in a timely or cost-effective manner, and may not achieve the broad market acceptance necessary to generate significant revenue. Any new markets into which we attempt to sell our applications, including new vertical markets and new countries or regions, may not be receptive. Our ability to further penetrate our existing markets depends on the quality of our platform and applications and our ability to design our platform and applications to meet consumer demand. Any failure to enhance or improve our platform and applications as well as introduce new applications may adversely affect our revenue growth and operating results.

If we are unable to attract new customers or sell additional applications to our existing customers, our revenue and revenue growth will be harmed.

A part of our growth strategy is to add new customers and sell additional applications to our existing customers. Our ability to maintain existing customers, sell them new applications and to add new customers will depend in significant part on our ability to anticipate industry evolution, practices and standards and to continue to introduce and enhance the applications we offer on a timely basis to keep pace with technological developments. However, we may prove unsuccessful in developing new applications and improving existing applications. In addition, the success of any new application depends on several factors, including the timely completion, introduction and market acceptance of the application. Any new applications we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them or better anticipates market opportunities, those competitors may be able to provide more effective or cheaper products than ours. As a result, we may be unable to renew our agreements with existing customers, attract new customers or grow or maintain our business from existing customers, which could harm our revenue and growth.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform and applications.

To increase total customers and achieve broader market acceptance of our platform and applications, we will need to expand our sales and marketing organization, including the vertical and geographic distribution of our salesforce and our teams of account executives focused on new accounts, account managers responsible for renewal and growth of existing accounts, and business development representatives targeting new and growth business opportunity creation. We will continue to dedicate significant resources to our global sales and marketing organizations. The effectiveness of our sales and marketing teams has varied over time and may vary in the future, and depends in part on our ability to maintain and improve our platform and applications. All of these efforts will require us to invest significant financial and other resources and we are unlikely to see the benefits, if any, of these increases until future periods after incurring these expenses. Our business will be seriously harmed if our efforts do not generate a correspondingly significant increase in revenue. We may not achieve revenue growth from expanding our salesforce if we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective.

The nature of our business exposes us to inherent liability risks.

Our applications, including our Mass Notification, Incident Management, IT Alerting, Safety Connection, Community Engagement, Visual Command Center, Crisis Commander and Secure Messaging applications, are designed to communicate life-saving or damage-mitigating information to the right people, on the right device, in the right location, at the right time during public safety threats and critical business events. Due to the nature of such applications, we are potentially exposed to greater risks of liability for employee acts or omissions or system failures than may be inherent in other businesses. Although substantially all of our customer agreements contain provisions limiting our liability to our customers, we cannot assure you that these limitations will be enforced or the costs of any litigation related to actual or alleged omissions or failures would have a material adverse effect on us even if we prevail. Further, certain of our insurance policies and the laws of some states may limit or prohibit insurance coverage for punitive or certain other types of damages or liability arising from gross negligence and we cannot assure you that we are adequately insured against the risks that we face.

Because we generally recognize revenue ratably over the term of our contract with a customer, downturns or upturns in sales will not be fully reflected in our operating results until future periods.

Our revenue is primarily generated from subscriptions to our critical communications applications. Our customers do not have the right to take possession of our software platform and applications. Revenue from subscriptions, including additional fees for items such as incremental usage, is recognized ratably over the subscription period beginning on the date that the subscription is made available to the customer. Our agreements with our customers typically range from one to three years. As a result, much of the revenue that we report in each quarter is attributable to agreements entered into during previous quarters. Consequently, a decline in sales, customer renewals or market acceptance of our applications in any one quarter would not necessarily be fully reflected in the revenue in that quarter, and would negatively affect our revenue and profitability in future quarters. This ratable revenue recognition also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers generally is recognized over the applicable agreement term.

We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our platform and applications to meet the demands of this market, our revenue may decline, fail to grow or fail to grow at an accelerated rate, and we may incur operating losses.

The market for CEM solutions is in an early stage of development, and it is uncertain whether this market will develop, and even if it does develop, how rapidly or how consistently it will develop or whether our platform and applications will be accepted into the markets in which we operate and plan to operate. Our success will depend, to a substantial extent, on the widespread adoption of our platform and applications as an alternative to historical mass notification systems. Some organizations may be reluctant or unwilling to use our platform and applications for a number of reasons, including concerns about additional costs, uncertainty regarding the reliability and security of cloud-based offerings or lack of awareness of the benefits of our platform and applications. Many organizations have invested substantial personnel and financial resources to integrate traditional on-premise applications into their businesses, and therefore may be reluctant or unwilling to migrate to cloud-based applications. Our ability to expand sales of our platform and applications into new markets depends on several factors, including the awareness of our platform and applications; the timely completion, introduction and market acceptance of enhancements to our platform and applications or new applications that we may introduce; our ability to attract, retain and effectively train sales and marketing personnel; our ability to develop relationships with channel partners and communication carriers; the effectiveness of our marketing programs; the costs of our platform and applications; and the success of our competitors. If we are unsuccessful in developing and marketing our platform and applications into new markets, or if organizations do not perceive or value the benefits of our platform and applications, the market for our platform and applications might not continue to develop or might develop more slowly than we expect, either of which would harm our revenue and growth prospects.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Our estimates and forecasts relating to the size and expected growth of our addressable market may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all.

The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed.

The market for critical communications solutions is highly fragmented, competitive and constantly evolving. With the introduction of new technologies and market entrants, we expect that the competitive environment in which we compete will remain intense going forward. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to provide a more comprehensive offering than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. We compete on the basis of a number of factors, including:

•	application functionality, including local and multi-modal delivery in international markets;

•	breadth of offerings;

•	performance, security, scalability and reliability;

•	compliance with local regulations and multi-language support;

•	brand recognition, reputation and customer satisfaction;

•	ease of application implementation, use and maintenance; and

•	total cost of ownership.

We face competition from in-house solutions, large integrated systems vendors and established and emerging cloud and SaaS and other software providers. Our competitors vary in size and in the breadth and scope of the products and services offered. Many of our competitors and potential competitors have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets and greater resources than we do. While some of our competitors provide a platform with applications to support one or more use cases, many others provide point-solutions that address a single use case. Further, other potential competitors not currently offering competitive applications may expand their offerings to compete with our solutions. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards and customer requirements. An existing competitor or new entrant could introduce new technology that reduces demand for our solutions. In addition to application and technology competition, we face pricing competition. Some of our competitors offer their applications or services at a lower price, which has resulted in pricing pressures. Some of our larger competitors have the operating flexibility to bundle competing applications and services with other offerings, including offering them at a lower price as part of a larger sale. For all of these reasons, we may not be able to compete successfully and competition could result in reduced sales, reduced margins, losses or the failure of our applications to achieve or maintain market acceptance, any of which could harm our business.

We may not be able to scale our business quickly enough to meet our customers’ growing needs and if we are not able to grow efficiently, our operating results could be harmed.

As usage of our platform and applications grows, we will need to continue making significant investments to develop and implement new applications, technologies, security features and cloud-based infrastructure operations. In addition, we will need to appropriately scale our internal business systems and our services organization, including customer support and professional services, to serve our growing customer base, particularly as our customer demographics change over time. Any failure of, or delay in, these efforts could impair the performance of our platform and applications and reduce customer satisfaction. Even if we are able to upgrade our systems and expand our staff, any such expansion may be expensive and complex, requiring management’s time and attention. To the extent that we do not effectively scale our platform and operations to meet the growing needs of our customers, we may not be able to grow as quickly as we anticipate, our customers may reduce or cancel use of our applications and professional services, we may be unable to compete effectively and our business and operating results may be harmed.

Our quarterly results of operations may fluctuate, and if we fail to meet or exceed the expectations of investors or securities analysts, our stock price could decline.

Our quarterly revenue and results of operations have historically varied from period to period, and we expect that they will continue to do so as a result of a variety of factors, including many that are outside of our control. Our future revenue is difficult to predict. Our expense levels are relatively fixed in the short term and are based, in part, on our expectations as to future revenue. If revenue levels are below our expectations, we may incur higher losses and may never attain or maintain consistent profitability. Our operating results may be disproportionately affected by a reduction in revenue because a proportionately smaller amount of our expenses varies with our revenues. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including:

•	fluctuations in demand for our platform and applications;

•	changes in our business or pricing policies in response to competitive pricing actions or otherwise;

•	the timing and success of introductions of new applications or upgrades to our platform;

•	the impact of acquisition transaction-related amortization expenses and other certain expenses on our gross profit;

•	competition, including entry into the industry by new competitors and new offerings by existing competitors;

•	changes in the business or pricing policies of our competitors;

•	the amount and timing of expenditures, including those related to expanding our operations, increasing research and development, enhancing our platform, introducing new applications or growing our sales and marketing teams;

•	our ability to effectively manage growth within existing and new markets, both domestically and internationally;

•	changes in the payment terms for our applications;

•	our ability to successfully manage any future acquisitions of businesses or technologies;

•	the strength of regional, national and global economies; and

•	the impact of natural disasters or man-made problems such as cyber incidents and terrorism.

Due to the foregoing factors and the other risks discussed in this prospectus, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance nor should you consider our recent revenue growth or results in any single period to be indicative of our future performance.

Interruptions or delays in service from our third-party data center providers could impair our ability to make our platform and applications available to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers, limited growth and reduction in revenue.

We currently serve part of our platform functions from third-party data center hosting facilities operated by Century Link and located in the Los Angeles, California and Denver, Colorado areas. In addition, we serve ancillary functions for our customers from third-party data center hosting facilities operated by Interoute located in the United Kingdom, Germany and the Netherlands, and by Elastichost in Toronto, Canada. We also rely on Amazon Web Services located in California and Virginia to host certain of our platform functions and applications. Our operations depend, in part, on our third-party facility providers’ abilities to protect these facilities against damage or interruption from natural disasters, power or telecommunications failures, cyber incidents, criminal acts and similar events. In the event that any of our third-party facilities arrangements are terminated, or if there is a lapse of service or damage to a facility, we could experience interruptions in our platform as well as delays and additional expenses in arranging new facilities and services. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, cyber incidents or other performance problems with our solutions could harm our reputation.

Any damage to, or failure of, the systems of our third-party providers could result in interruptions to our platform. Despite precautions taken at our data centers, the occurrence of spikes in usage volume, natural disasters, cyber incidents, acts of terrorism, vandalism or sabotage, closure of a facility without adequate notice or other unanticipated problems could result in lengthy interruptions in the availability of our platform and applications. Problems faced by our third-party data center locations, with the telecommunications network providers with whom they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Because of the nature of the services that we provide to our customers during public safety threats and critical business events, any such interruption may arise when our customers are most reliant on our applications, thereby compounding the impact of any interruption on our business. Interruptions in our services might reduce our revenue, cause us to issue refunds to customers and subject us to potential liability.

Further, our insurance policies may not adequately compensate us for any losses that we may incur in the event of damage or interruption. Although we benefit from liability protection under the Support Anti-Terrorism by Fostering Effective Technology Act of 2002, the occurrence of any of the foregoing could reduce our revenue, subject us to liability, cause us to issue credits to customers or cause customers not to renew their subscriptions for our applications, any of which could materially adversely affect our business.

Failures or reduced accessibility of third-party software on which we rely could impair the availability of our platform and applications and adversely affect our business.

We license software from third parties for integration into our platform and applications, including open source software. These licenses might not continue to be available to us on acceptable terms, or at all. While we are not substantially dependent upon any third-party software, the loss of the right to use all or a significant portion of our third-party software required for the development, maintenance and delivery of our applications could result in delays in the provision of our applications until we develop or identify, obtain and integrate equivalent technology, which could harm our business.

Any errors or defects in the hardware or software we use could result in errors, interruptions, cyber incidents or a failure of our applications. Any significant interruption in the availability of all or a significant portion of such software could have an adverse impact on our business unless and until we can replace the functionality provided by these applications at a similar cost. Furthermore, this software may not be available on commercially reasonable terms, or at all. The loss of the right to use all or a significant portion of this software could limit access to our platform and applications. Additionally, we rely upon third parties’ abilities to enhance their current applications, develop new applications on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. We may be unable to effect changes to such third-party technologies, which may prevent us from rapidly responding to evolving customer requirements. We also may be unable to replace the functionality provided by the third-party software currently offered in conjunction with our applications in the event that such software becomes obsolete or incompatible with future versions of our platform and applications or is otherwise not adequately maintained or updated.

If we do not or cannot maintain the compatibility of our platform with third-party applications that our customers use in their businesses, our revenue will decline.

As a significant percentage of our customers choose to integrate our solutions with certain capabilities provided by third-party providers, the functionality and popularity of our solutions depend, in part, on our ability to integrate our platform and applications with certain third-party systems. Third-party providers may change the features of their technologies, restrict our access to their applications or alter the terms governing use of their applications in an adverse manner. Such changes could functionally limit or terminate our ability to use these third-party technologies in conjunction with our platform and applications, which could negatively impact our solutions and harm our business. If we fail to integrate our solutions with new third-party applications that our customers use, we may not be able to offer the functionality that our customers need, which would negatively impact our ability to generate revenue and adversely impact our business.

Changes in the mix of sizes or types of businesses or government agencies that purchase our platform and applications purchased or used by our customers could affect our operating results.

We have sold and will continue to sell to enterprises of all sizes, municipal and regional governmental agencies, non-profit organizations, educational institutions and healthcare organizations. Sales to larger organizations may entail longer sales cycles and more significant selling efforts. Selling to small businesses may involve greater credit risk and uncertainty. Changes in the sizes or types of businesses that purchase our applications could cause our operating results to be adversely affected.

If our, our customers’ or our third-party providers’ security measures are compromised or unauthorized access to the data of our customers or their employees, customers or constituents is otherwise obtained, our platform may be perceived as not being secure, our customers may be harmed and may curtail or cease their use of our applications, our reputation may be damaged and we may incur significant liabilities.

Our operations involve the storage and transmission of data of our customers and their employees, customers and constituents, including personally identifiable information such as contact information and physical location. Security incidents, whether as a result of third-party action, employee or customer error, technology impairment or failure, malfeasance or criminal activity, could result in unauthorized access to, or loss or unauthorized disclosure of, this information, litigation, indemnity obligations and other possible liabilities, as well as negative publicity, which could damage our reputation, impair our sales and harm our customers and our business. Cyber incidents and malicious internet-based activity continue to increase generally, and providers of cloud-based services have been targeted. If third parties with whom we work, such as vendors or developers, violate applicable laws or our security policies, such violations may also put our customers’ information at risk and could in turn have an adverse effect on our business. We may be unable to anticipate or prevent techniques used to obtain unauthorized access or to sabotage systems because they change frequently and often are not detected until after an incident has occurred. As we increase our customer base and our brand becomes more widely known and recognized, third parties may increasingly seek to compromise our security controls or gain unauthorized access to our sensitive corporate information or customers’ data. Further, because of the nature of the services that we provide to our customers during public safety threats and critical business events, we may be a unique target for attacks.

Many governments have enacted laws requiring companies to notify individuals of data security incidents or unauthorized transfers involving certain types of personal data. In addition, some of our customers contractually require notification of any data security incident. Accordingly, security incidents experienced by our competitors, by our customers or by us may lead to public disclosures, which may lead to widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could harm our reputation, erode customer confidence in the effectiveness of our security measures, negatively impact our ability to attract new customers, cause existing customers to elect not to renew their subscriptions or subject us to third-party lawsuits, regulatory fines or other action or liability, which could materially and adversely affect our business and operating results. Further, the costs of compliance with notification laws and contractual obligations may be significant and any requirement that we provide such notifications as a result of an actual or alleged compromise could have a material and adverse effect on our business.

While we maintain general liability insurance coverage and coverage for errors or omissions, we cannot assure you that such coverage would be adequate or would otherwise protect us from liabilities or damages with respect to claims alleging compromises of personal data or that such coverage will continue to be available on acceptable terms or at all.

If our applications fail to function in a manner that allows our customers to operate in compliance with regulations and/or industry standards, our revenue and operating results could be harmed.

Certain of our customers require applications that ensure secure communications given the nature of the content being distributed and associated applicable regulatory requirements. In particular, our healthcare customers rely on our applications to communicate in a manner that is designed to comply with the requirements of the Health Insurance Portability and Accountability Act of 1996, the 2009 Health Information Technology for Economic and Clinical Health Act, the Final Omnibus Rule of January 25, 2013, which are collectively referred to as HIPAA, and which impose privacy and data security standards that protect individually identifiable health information by limiting the uses and disclosures of individually identifiable health information and requiring that certain data security standards be implemented to protect this information. As a “business associate” to “covered entities” that are subject to HIPAA, we also have our own compliance obligations directly under HIPAA and pursuant to the business associate agreements that we are required to enter into with our customers that are HIPAA-covered entities.

Governments and industry organizations may also adopt new laws, regulations or requirements, or make changes to existing laws or regulations, that could impact the demand for, or value of, our applications. If we are unable to adapt our applications to changing legal and regulatory standards or other requirements in a timely manner, or if our applications fail to allow our customers to communicate in compliance with applicable laws and regulations, our customers may lose confidence in our applications and could switch to products offered by our competitors, or threaten or bring legal actions against us.

In addition, governmental and other customers may require our applications to comply with certain privacy, security or other certifications and standards. For instance, with regard to transfers of personal data, the EU-US Safe Harbor program, which provided a valid legal basis for transfers of personal data from Europe to the United States, was invalidated in October 2015, which has a significant impact on the transfer of data from the European Union to U.S. companies, including us. We are certified under the EU-US Privacy Shield, the successor regime to the EU-US Safe Harbor. While we now have Privacy Shield certification and other legally recognized mechanisms in place that we believe allow for the lawful transfer of EU customer and employee information to the United States, it is possible that these mechanisms may also be challenged or evolve to include new legal requirements that could have an impact on how we move this data. If our applications fail to maintain compliance with these certifications and standards, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our applications to such customers, or may otherwise be at a competitive disadvantage, either of which would harm our business, results of operations and financial condition. If our policies and practices are, or are perceived to be, insufficient or if our customers have concerns regarding the transfer of data from the European Union to the United States, we could be subject to enforcement actions or investigations by EU Data Protection Authorities or lawsuits by private parties, and our business could be negatively impacted.

If we fail to offer high-quality customer support, our business and reputation may suffer.

We offer our customers implementation services and 24/7 support through our customer support centers as well as education, professional development and certification through Everbridge University as well as a range of consulting services. Consulting service offerings include onsite implementation packages, Certified Emergency Management professional operational reviews, dedicated client care representatives, custom web-based training, and development of client-specific communications materials to increase internal awareness of system value.

Providing this education, training and support requires that our personnel who manage our training resources or provide customer support have specific experience, knowledge and expertise, making it more difficult for us to hire qualified personnel and to scale up our support operations. The importance of high-quality customer support will increase as we expand our business and pursue new customers and larger organizations. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services or scale our services if our business grows. We also may be unable to modify the format of our support services or change our pricing to compete with changes in support services provided by our competitors. Increased customer demand for these services, without corresponding revenue, could increase our costs and harm our operating results. If we do not help our customers use applications within our platform and provide effective ongoing support, our ability to sell additional applications to, or to retain, existing customers may suffer and our reputation with existing or potential customers may be harmed.

Our strategy includes pursuing acquisitions, and our potential inability to successfully integrate newly-acquired technologies, assets or businesses may harm our financial results. Future acquisitions of technologies, assets or businesses, which are paid for partially or entirely through the issuance of stock or stock rights, could dilute the ownership of our existing stockholders.

We may evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets in the future. We also may enter into relationships with other businesses to expand our platform and applications, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.

We have acquired businesses and technology in the past. For example, we acquired Vocal Limited in March 2014, the assets of Nixle, LLC in December 2014, technology from Tapestry Telemed LLC in December 2014, Svensk Krisledning AB in December 2016 and IDV Solutions LLC in January 2017. We believe that part of our continued growth will be driven by acquisitions of other companies or their technologies, assets, businesses and teams. Any acquisitions we complete will give rise to risks, including:

•	incurring higher than anticipated capital expenditures and operating expenses;

•	failing to assimilate the operations and personnel or failing to retain the key personnel of the acquired company or business;

•	failing to integrate the acquired technologies, or incurring significant expense to integrate acquired technologies, into our platform and applications;

•	disrupting our ongoing business;

•	diverting our management’s attention and other company resources;

•	failing to maintain uniform standards, controls and policies;

•	incurring significant accounting charges;

•	impairing relationships with our customers and employees;

•	finding that the acquired technology, asset or business does not further our business strategy, that we overpaid for the technology, asset or business or that we may be required to write off acquired assets or investments partially or entirely;

•	failing to realize the expected synergies of the transaction;

•	being exposed to unforeseen liabilities and contingencies that were not identified prior to acquiring the company; and

•	being unable to generate sufficient revenue and profits from acquisitions to offset the associated acquisition costs.

Fully integrating an acquired technology, asset or business into our operations may take a significant amount of time. We may not be successful in overcoming these risks or any other problems encountered with acquisitions. To the extent that we do not successfully avoid or overcome the risks or problems related to any such acquisitions, our results of operations and financial condition could be harmed. Acquisitions also could impact our financial position and capital requirements, or could cause fluctuations in our quarterly and annual results of operations. Acquisitions could include significant goodwill and intangible assets, which may result in future impairment charges that would reduce our stated earnings. We may incur significant costs in our efforts to engage in strategic transactions and these expenditures may not result in successful acquisitions.

We expect that the consideration we might pay for any future acquisitions of technologies, assets, businesses or teams could include stock, rights to purchase stock, cash or some combination of the foregoing. If we issue stock or rights to purchase stock in connection with future acquisitions, net income per share and then-existing holders of our common stock may experience dilution.

We rely on the performance of our senior management and highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business and results of operations could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of senior management and key personnel, including Jaime Ellertson, our President, Chief Executive Officer and Chairman of our board of directors, Kenneth S. Goldman, our Senior Vice President and Chief Financial Officer, and Imad Mouline, our Senior Vice President and Chief Technology Officer. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract them. In addition, the loss of any of our senior management or key personnel could interrupt our ability to execute our business plan, as such individuals may be difficult to replace. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business and results of operations could be harmed.

Uncertain or weakened global economic conditions may adversely affect our industry, business and results of operations.

Our overall performance depends on domestic and worldwide economic conditions, which may remain challenging for the foreseeable future. Financial developments seemingly unrelated to us or to our industry may adversely affect us and our planned international expansion. The U.S. economy and other key international economies have been impacted by threatened sovereign defaults and ratings downgrades, falling demand for a variety of goods and services, restricted credit, threats to major multinational companies, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty. These conditions affect the rate of information technology spending and could adversely affect our customers’ ability or willingness to purchase our applications and services, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscriptions or affect renewal rates, any of which could adversely affect our operating results. We cannot predict the timing, strength or duration of the economic recovery or any subsequent economic slowdown worldwide, in the United States, or in our industry.

Any future litigation against us could be costly and time-consuming to defend.

We have in the past and may in the future become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, overall financial condition and operating results. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our operating results and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the trading price of our stock.

Because our long-term growth strategy involves further expansion of our sales to customers outside the United States, our business will be susceptible to risks associated with international operations.

A component of our growth strategy involves the further expansion of our operations and customer base internationally. We opened our first international office in Beijing, China in April 2012 and subsequently opened an office in Windsor, United Kingdom in September 2012 as part of our geographic expansion. In March 2014, we acquired Vocal Limited, a mass notification company based in Colchester, United Kingdom. In December 2016, we acquired Svensk Krisledning AB, a SaaS mobile crisis management company based in Norsburg, Sweden. For the years ended December 31, 2015 and 2016, approximately 14% and 10% of our revenue was derived from customers located outside of the United States. We intend to further expand our local presence in regions such as Europe, the Middle East and Asia. Our current international operations and future initiatives will involve a variety of risks, including:

•	currency exchange rate fluctuations and the resulting effect on our revenue and expenses, and the cost and risk of entering into hedging transactions if we chose to do so in the future;

•	economic or political instability in foreign markets;

•	greater difficulty in enforcing contracts, accounts receivable collection and longer collection periods;

•	more stringent regulations relating to technology, including with respect to privacy, data security and the unauthorized use of, access to, or deletion of commercial and personal information, particularly in the European Union;

•	difficulties in maintaining our company culture with a dispersed and distant workforce;

•	unexpected changes in regulatory requirements, taxes or trade laws;

•	differing labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	difficulties in managing a business in new markets with diverse cultures, languages, customs, legal systems, alternative dispute systems and regulatory systems;

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

•	limited or insufficient intellectual property protection;

•	political instability or terrorist activities;

•	likelihood of potential or actual violations of domestic and international anticorruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, or of U.S. and international export control and sanctions regulations, which likelihood may increase with an increase of sales or operations in foreign jurisdictions and operations in certain industries; and

•	adverse tax burdens and foreign exchange controls that could make it difficult to repatriate earnings and cash.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer. We continue to implement policies and procedures to facilitate our compliance with U.S. laws and regulations applicable to or arising from our international business. Inadequacies in our past or current compliance practices may increase the risk of inadvertent violations of such laws and regulations, which could lead to financial and other penalties that could damage our reputation and impose costs on us.

If we cannot maintain our company culture as we grow, our success and our business may be harmed.

We believe our culture has been a key contributor to our success to-date and that the critical nature of the solutions that we provide promotes a sense of greater purpose and fulfillment in our employees. We have invested in building a strong corporate culture and believe it is one of our most important and sustainable sources of competitive advantage. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our company culture. If we fail to maintain our company culture, our business may be adversely impacted.

We may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales, which could harm our business.

State, local and foreign jurisdictions have differing rules and regulations governing sales, use, value added and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. Further, these jurisdictions’ rules regarding tax nexus are complex and vary significantly. If one or more jurisdictions were to assert that we have failed to collect taxes for sales of applications that leverage our platform, we could face the possibility of tax assessments and audits. A successful assertion that we should be collecting additional sales, use, value added or other taxes in those jurisdictions where we have not historically done so and do not accrue for such taxes could result in substantial tax liabilities and related penalties for past sales or otherwise harm our business and operating results.

We face exposure to foreign currency exchange rate fluctuations.

As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. While we have primarily transacted with customers and vendors in U.S. dollars historically, we expect to continue to expand the number of transactions with our customers that are denominated in foreign currencies in the future. Fluctuations in the value of the U.S. dollar and foreign currencies may make our subscriptions more expensive for international customers, which could harm our business. Additionally, we incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency for such locations. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in an increase to the U.S. dollar equivalent of such expenses. These fluctuations could cause our results of operations to differ from our expectations or the expectations of our investors. Additionally, such foreign currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations.

We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds to invest in future growth opportunities. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could seriously harm our business and operating results. If we incur debt, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Our sales cycle can be unpredictable, time-consuming and costly, which could harm our business and operating results.

Our sales process involves educating prospective customers and existing customers about the use, technical capabilities and benefits of our platform and applications. Prospective customers, especially larger organizations, often undertake a prolonged evaluation process, which typically involves not only our solutions, but also those of our competitors and lasts from four to nine months or longer. We may spend substantial time, effort and money on our sales and marketing efforts without any assurance that our efforts will produce any sales.

Events affecting our customers’ businesses may occur during the sales cycle that could affect the size or timing of a purchase, contributing to more unpredictability in our business and operating results. As a result of these factors, we may face greater costs, longer sales cycles and less predictability in the future.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2016, we had federal and state net operating loss carryforwards, or NOLs, of $46.2 million and $40.5 million, respectively, due to prior period losses, which expire in various years beginning in 2028 if not utilized. In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. Additionally, state NOLs generated in one state cannot be used to offset income generated in another state. For these reasons, we may not be able to realize a tax benefit from the use of our NOLs, whether or not we attain profitability.

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events and to interruption by man-made problems such as cyber incidents or terrorism.

Our business and operations are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks, acts of war, human errors, break-ins and similar events affecting us or third-party vendors we rely on, any of which could have a material adverse impact on our business, operating results and financial condition. Acts of terrorism, which may be targeted at metropolitan areas that have higher population density than rural areas, could cause disruptions in our or our customers’ businesses or the economy as a whole. Our servers and those of our third-party vendors may also be vulnerable to cyber incidents, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential customer data. We or our customers may not have sufficient protection or recovery plans in place, and our business interruption insurance may be insufficient to compensate us for losses that may occur. As we rely heavily on our servers, computer and communications systems, that of third parties and the Internet to conduct our business and provide high quality customer service, such disruptions could have an adverse effect on our business, operating results and financial condition.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

Impairment of goodwill and other intangible assets would result in a decrease in our earnings.

Current accounting rules provide that goodwill and other intangible assets with indefinite useful lives may not be amortized but instead must be tested for impairment at least annually. These rules also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We have substantial goodwill and other intangible assets, and we would be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill or intangible assets is determined. Any impairment charges or changes to the estimated amortization periods would result in a decrease in our earnings.

Risks Related to Our Intellectual Property

If we fail to protect our intellectual property and proprietary rights adequately, our business could be harmed.

Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. To safeguard these rights, we rely on a combination of patent, trademark, copyright and trade secret laws and contractual protections in the United States and other jurisdictions, some of which afford only limited protection.

As of December 31, 2016, we had 14 issued patents and four patent applications pending in the United States. We also had one issued patent in Canada. We cannot assure you that any patents will issue from any patent applications, that patents that issue from such applications will give us the protection that we seek or that any such patents will not be challenged, invalidated, or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers. In addition, we have registered the “Everbridge” and “Nixle” names in the United States, and have registered the “Everbridge” name in the European Union. We have registrations and/or pending applications for additional marks in the United States; however, we cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights.

In order to protect our unpatented proprietary technologies and processes, we rely on trade secret laws and confidentiality agreements with our employees, consultants, vendors and others. Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, the contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Effective trade secret protection may not be available in every country in which our services are available or where we have employees or independent contractors. The loss of trade secret protection could make it easier for third parties to compete with our solutions by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

In addition, to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Failure to adequately enforce our intellectual property rights could also result in the impairment or loss of those rights. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Patent, copyright, trademark and trade secret laws offer us only limited protection and the laws of many of the countries in which we sell our services do not protect proprietary rights to the same extent as the United States and Europe. Accordingly, defense of our trademarks and proprietary technology may become an increasingly important issue as we continue to expand our operations and solution development into countries that provide a lower level of intellectual property protection than the United States or Europe. Policing unauthorized use of our intellectual property and technology is difficult and the steps we take may not prevent misappropriation of the intellectual property or technology on which we rely. For example, in the event of inadvertent or malicious disclosure of our proprietary technology, trade secret laws may no longer afford protection to our intellectual property rights in the areas not otherwise covered by patents or copyrights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

We may elect to initiate litigation in the future to enforce or protect our proprietary rights or to determine the validity and scope of the rights of others. That litigation may not be ultimately successful and could result in substantial costs to us, the reduction or loss in intellectual property protection for our technology, the diversion of our management’s attention and harm to our reputation, any of which could materially and adversely affect our business and results of operations.

Our failure or inability to adequately protect our intellectual property and proprietary rights could harm our business, financial condition and results of operations.

An assertion by a third party that we are infringing its intellectual property could subject us to costly and time-consuming litigation or expensive licenses that could harm our business and results of operations.

Patent and other intellectual property disputes are common in our industry and we have been involved in such disputes from time to time in the ordinary course of our business. Some companies, including some of our competitors, own large numbers of patents, copyrights and trademarks, which they may use to assert claims against us. Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against us. They may also assert such claims against our customers whom we typically indemnify against claims that our solution infringes, misappropriates or otherwise violates the intellectual property rights of third parties. As the numbers of products and competitors in our market increase and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business.

As we seek to extend our platform and applications, we could be constrained by the intellectual property rights of others and it may also be more likely that competitors or other third parties will claim that our solutions infringe their proprietary rights. We might not prevail in any intellectual property infringement litigation given the complex technical issues and inherent uncertainties in such litigation. Defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause development delays or require us to enter into royalty or licensing agreements. In addition, we currently have a limited portfolio of issued patents compared to our larger competitors, and therefore may not be able to effectively utilize our intellectual property portfolio to assert defenses or counterclaims in response to patent infringement claims or litigation brought against us by third parties. Further, litigation may involve patent holding companies or other adverse patent owners who have no relevant applications or revenue and against which our potential patents provide no deterrence, and many other potential litigants have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. If our platform or any of our applications exceed the scope of in-bound licenses or violate any third-party proprietary rights, we could be required to withdraw those applications from the market, re-develop those applications or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-develop our platform and our applications, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and results of operations. If we were compelled to withdraw any of our applications from the market, our business, financial condition and results of operations could be harmed.

We have indemnity obligations to our customers and certain of our channel partners for certain expenses and liabilities resulting from intellectual property infringement claims regarding our platform and our applications, which could force us to incur substantial costs.

We have indemnity obligations to our customers and certain of our channel partners for intellectual property infringement claims regarding our platform and our applications. As a result, in the case of infringement claims against these customers and channel partners, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us. We also expect that some of our channel partners with whom we do not have express contractual obligations to indemnify for intellectual property infringement claims may seek indemnification from us in connection with infringement claims brought against them. We may elect to indemnify these channel partners where we have no contractual obligation to indemnify them and we will evaluate each such request on a case-by-case basis. If a channel partner elects to invest resources in enforcing a claim for indemnification against us, we could incur significant costs disputing it. If we do not succeed in disputing it, we could face substantial liability.

We may be subject to damages resulting from claims that our employees or contractors have wrongfully used or disclosed alleged trade secrets of their former employers or other parties.

We have in the past and may in the future be subject to claims that employees or contractors, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of our competitors or other parties. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our solutions, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of these parties. In addition, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market and support potential solutions or enhancements, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management.

The use of open source software in our platform and applications may expose us to additional risks and harm our intellectual property.

Our platform and some of our applications use or incorporate software that is subject to one or more open source licenses and we may incorporate open source software in the future. Open source software is typically freely accessible, usable and modifiable; however, certain open source software licenses require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. In addition, certain open source software licenses require the user of such software to make any modifications or derivative works of the open source code available to others on potentially unfavorable terms or at no cost. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code.

The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and accordingly there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our platform and applications. In that event, we could be required to seek licenses from third parties in order to continue offering our platform and applications, to re-develop our platform and applications, to discontinue sales of our platform and applications or to release our proprietary software code in source code form under the terms of an open source license, any of which could harm our business. Further, given the nature of open source software, it may be more likely that third parties might assert copyright and other intellectual property infringement claims against us based on our use of these open source software programs. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our applications.

Although we are not aware of any use of open source software in our platform and applications that would require us to disclose all or a portion of the source code underlying our core applications, it is possible that such use may have inadvertently occurred in deploying our platform and applications, or that persons or entities may claim such disclosure to be required. Disclosing our proprietary source code could allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for us. Disclosing the source code of our proprietary software could also make it easier for cyber attackers and other third parties to discover vulnerabilities in or to defeat the protections of our products, which could result in our products failing to provide our customers with the security they expect. Any of these events could have a material adverse effect on our business, operating results and financial condition. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third party for our platform and applications without our knowledge, we could, under certain circumstances, be required to disclose the source code to our platform and applications. This could harm our intellectual property position and our business, results of operations and financial condition.

Risks Related to Government Regulation

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governments. For example, the Telephone Consumer Protection Act of 1991, or TCPA, restricts telemarketing and the use of automatic text messages without proper consent. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations due to the failure of our customers to comply with these laws by obtaining proper consent, we could face direct liability. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, injunctions or other collateral consequences. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, reputation, results of operations and financial condition.

A portion of our revenue is generated by subscriptions sold to governmental entities and heavily regulated organizations, which are subject to a number of challenges and risks.

A portion of our revenue is generated by subscriptions sold to government entities. Additionally, many of our current and prospective customers, such as those in the financial services, and healthcare and life sciences industries, are highly regulated and may be required to comply with more stringent regulations in connection with subscribing to and implementing our applications. Selling subscriptions to these entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will successfully complete a sale.

Furthermore, engaging in sales activities to foreign governments introduces additional compliance risks specific to the Foreign Corrupt Practices Act, the U.K. Bribery Act and other similar statutory requirements prohibiting bribery and corruption in the jurisdictions in which we operate. Governmental and highly regulated entities often require contract terms that differ from our standard arrangements. For example, the federal government provides grants to certain state and local governments for our applications and if such governmental entities do not continue to receive these grants, they have the ability to terminate their contracts without penalty. Governmental and highly regulated entities impose compliance requirements that are complicated, require preferential pricing or “most favored nation” terms and conditions, or are otherwise time consuming and expensive to satisfy. If we undertake to meet special standards or requirements and do not meet them, we could be subject to increased liability from our customers or regulators. Even if we do meet these special standards or requirements, the additional costs associated with providing our applications to government and highly regulated customers could harm our margins. Moreover, changes in the underlying regulatory conditions that affect these types of customers could harm our ability to efficiently provide our applications to them and to grow or maintain our customer base.

Governmental demand and payment for our applications may also be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions.

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could harm our business. Compliance with such laws could also impair our efforts to maintain and expand our customer base, and thereby decrease our revenue.

Our handling and storage of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the U.S. Federal Trade Commission, or FTC, and various state, local and foreign agencies. We collect personally identifiable information and other data directly from our customers and through our channel partners. We also process or otherwise handle personally identifiable information about our customers’ employees, customers and constituents in certain circumstances. We use this information to provide applications to our customers and to support, expand and improve our business. We may also share customers’ personally identifiable information with third parties as described in our privacy policy and/or as otherwise authorized by our customers.

The U.S. federal and various state and foreign governments have adopted or proposed legislation that regulates the collection, distribution, use and storage of personal information of individuals and that mandates security requirements with respect to certain personally identifiable information. In the United States, the FTC and numerous state attorneys general are imposing standards for the online collection, distribution, use and storage of data by applying federal and state consumer protection laws. The lack of a clear and universal standard for protecting such information means, however, that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. Any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of sensitive corporate information, personally identifiable information or other customer data may result in governmental enforcement actions, litigation, fines and penalties and/or adverse publicity, and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

Some proposed laws or regulations concerning privacy, data protection and information security are in their early stages, and we cannot yet determine how these laws and regulations may be interpreted nor can we determine the impact these proposed laws and regulations, may have on our business. Such proposed laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use personal information for certain purposes. In addition, a foreign government could require that any personal information collected in a country not be disseminated outside of that country, and we may not be currently equipped to comply with such a requirement. Our failure to comply with federal, state and international data privacy laws and regulators could harm our ability to successfully operate our business and pursue our business goals.

In addition, several foreign countries and governmental bodies, including the European Union and Canada, have regulations governing the collection and use of personal information obtained from their residents, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personal information that identifies or may be used to identify an individual, such as names, email addresses and in some jurisdictions, Internet Protocol, or IP, addresses. Such regulations and laws may be modified and new laws may be enacted in the future. Within the European Union, legislators recently adopted the General Data Protection Regulation, or GDPR, which, when effective in May 2018, will replace the 1995 European Union Data Protection Directive and supersede applicable European Union member state legislation. The GDPR includes more stringent operational requirements for processors and controllers of personal data and imposes significant penalties for non-compliance. If our privacy or data security measures fail to comply with current or future laws and regulations, we may be subject to litigation, regulatory investigations, fines or other liabilities, as well as negative publicity and a potential loss of business. Moreover, if future laws and regulations limit our customers’ ability to use and share personal information or our ability to store, process and share personal information, demand for our applications could decrease, our costs could increase, and our business, results of operations and financial condition could be harmed.

New interpretations of existing laws, regulations or standards could require us to incur additional compliance costs and could restrict our business operations, and any failure by us to comply with applicable requirements may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity, which could have an adverse effect on our reputation and business.

Potential regulatory requirements placed on our applications and content could impose increased costs on us, delay or prevent our introduction of new applications, and impair the function or value of our existing applications.

Certain of our existing applications, such as CareConverge, a tailored version of our Secure Messaging application that is designed to comply with HIPAA, are and are likely to continue to be subject to increasing regulatory requirements in a number of ways and as we continue to introduce new applications, we may be subject to additional regulatory requirements and other risks that could be costly and difficult to comply with or that could harm our business. In addition, we market our applications and professional services in certain countries outside of the United States and plan to expand our local presence in regions such as Europe, the Middle East and Asia. If additional legal and/or regulatory requirements are implemented in the foreign countries in which we provide our services, the cost of developing or selling our applications may increase. As these requirements proliferate and as existing legal requirements become subject to new interpretations, we must change or adapt our applications and professional services to comply. Changing regulatory requirements might render certain of our applications obsolete or might block us from accomplishing our work or from developing new applications. This might in turn impose additional costs upon us to comply or to further develop our applications. It might also make introduction of new applications or service types more costly or more time-consuming than we currently anticipate. It might even prevent introduction by us of new applications or cause the continuation of our existing applications or professional services to become unprofitable or impossible.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may be volatile and you may lose some or all of your investment.

The market price of our common stock may be highly volatile and may fluctuate substantially as a result of a variety of factors, some of which are related in complex ways. Since shares of our common stock were sold in our initial public offering, or IPO, in September 2016 at a price of $12.00 per share, our stock price has ranged from an intraday low of $11.76 to an intraday high of $21.25 through April 5, 2017. Factors that may affect the market price of our common stock include:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	variance in our financial performance from expectations of securities analysts;

•	changes in the prices of our applications;

•	changes in our projected operating and financial results;

•	changes in laws or regulations applicable to our platform and applications;

•	announcements by us or our competitors of significant business developments, acquisitions or new applications;

•	our involvement in any litigation;

•	our sale of our common stock or other securities in the future;

•	changes in senior management or key personnel;

•	trading volume of our common stock;

•	changes in the anticipated future size and growth rate of our market; and

•	general economic, regulatory and market conditions.

Recently, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of our common stock. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management’s attention.

An active public trading market for our common stock may not be sustained.

Prior to the completion of our IPO in September 2016, no public market for our common stock existed. Although our common stock is listed on the NASDAQ Global Market, we cannot assure you that an active public trading market for our common stock will continue to develop or be sustained. If an active market for our common stock does not continue to develop or is not sustained, it may be difficult for investors in our common stock to sell shares without depressing the market price for the shares or to sell the shares at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of the IPO, (b) in which we have total annual gross revenue of at least $1 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

As a result of becoming a public company, we are obligated to develop and maintain a system of effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may harm investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report we file with the U.S. Securities and Exchange Commission, or SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. However, our auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an “emerging growth company” as defined in the JOBS Act if we take advantage of the exemptions available to us through the JOBS Act.

We are in the very early stages of the costly and challenging process of compiling the system and process documentation necessary to perform the evaluation needed to comply with Section 404. In this regard, we will need to continue to dedicate internal resources, engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. As we transition to the requirements of reporting as a public company, we may need to add additional finance staff. We may not be able to remediate any future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion on the effectiveness of our internal controls when they are required to issue such opinion, investors could lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NASDAQ Stock Market and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. Such additional costs going forward could negatively affect our financial results.

We do not anticipate paying any cash dividends in the foreseeable future, and accordingly, stockholders must rely on stock appreciation for any return on their investment.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends to holders of our common stock in the foreseeable future. In addition, our ability to pay cash dividends is currently prohibited by the terms of our existing credit agreement and may be prohibited by future credit agreements. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Our executive officers, directors and principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Following this offering, our directors, executive officers and holders of more than 5% of our common stock, some of whom are represented on our board of directors, together with their affiliates will beneficially own approximately 40% of the voting power of our outstanding capital stock, even if the underwriters exercise their option to purchase additional shares in full. As a result, these stockholders will be able to exert significant control over the outcome of matters submitted to our stockholders for approval. This ownership could affect the value of your shares of common stock by, for example, these stockholders electing to delay, defer or prevent a change in corporate control, merger, consolidation, takeover or other business combination. This concentration of ownership may also adversely affect the market price of our common stock.

We may invest or spend the proceeds of our IPO and this offering in ways with which you may not agree or in ways which may not yield a return.

We anticipate that the remaining net proceeds from our IPO and the net proceeds from this offering will be used for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary businesses, applications, services or technologies. However, we do not have any agreements or commitments for any acquisitions at this time. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity to assess whether the proceeds are being used appropriately. The net proceeds may be invested with a view towards long-term benefits for our stockholders and this may not increase our operating results or market value. The failure by our management to apply these funds effectively may adversely affect the return on your investment.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying or preventing a change in control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•	authorize our board of directors to issue preferred stock, without further stockholder action and with voting liquidation, dividend and other rights superior to our common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent, and limit the ability of our stockholders to call special meetings;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for director nominees;

•	establish that our board of directors is divided into three classes, with directors in each class serving three-year staggered terms;

•	require the approval of holders of two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action by written consent or call a special meeting;

•	prohibit cumulative voting in the election of directors; and

•	provide that vacancies on our board of directors may be filled only by the vote of a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our common stock, and they could deter potential acquirers of our company, thereby reducing the likelihood that you would receive a premium for your common stock in an acquisition.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated certificate of incorporation, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any action asserting a claim governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provision. The forum selection clause in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Future sales of our common stock in the public market could cause our share price to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

All of our shares of common stock, including those sold in this offering, will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our “affiliates,” as that term is defined under Rule 144 under the Securities Act, or subject to lock-up agreements.

Upon the expiration of lock-up agreements entered into in connection with this offering, and assuming that the underwriters’ option is exercised in full, 26,047,127 shares of our common stock will be eligible for sale in the public market beginning on the 91st day following the date of this prospectus, and an additional 1,657,372 shares will be eligible for sale in the public market beginning on the 141st day following the date of this prospectus, provided that shares held by our affiliates will remain subject to volume, manner of sale and other resale limitations set forth in Rule 144. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

Certain holders of shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangements described in “Shares Eligible for Future Sale” and “Underwriting.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Additionally, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, may with our consent, at any time with or without notice, release all or any portion of the shares subject to the lock-up agreements for this offering, which would result in more shares being available for sale in the public market at earlier dates. Sales of common stock by existing stockholders in the public market, the availability of these shares for sale, our issuance of securities or the perception that any of these events might occur could materially and adversely affect the market price of our common stock.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

If you purchase shares of our common stock in this offering, you will suffer immediate dilution of $18.47 per share in net tangible book value after giving effect to the sale of common stock in this offering at a public offering price of $19.85 per share. See “Dilution.” If outstanding options to purchase our common stock are exercised in the future, you will experience additional dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” or “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

•	our ability to continue to add new customers, maintain existing customers and sell new applications to new and existing customers;

•	the effects of increased competition as well as innovations by new and existing competitors in our market;

•	our ability to adapt to technological change and effectively enhance, innovate and scale our applications;

•	our ability to effectively manage or sustain our growth and to achieve profitability on an annual and consistent basis;

•	potential acquisitions and integration of complementary business and technologies;

•	our expected use of proceeds;

•	our ability to maintain, or strengthen awareness of, our brand;

•	perceived or actual integrity, reliability, quality or compatibility problems with our applications, including related to unscheduled downtime or outages;

•	statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and stock performance;

•	our ability to attract and retain qualified employees and key personnel and further expand our overall headcount;

•	our ability to grow both domestically and internationally;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

•	our ability to maintain, protect and enhance our intellectual property;

•	costs associated with defending intellectual property infringement and other claims; and

•	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should refer to the “Risk Factors” section of this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements.

As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size is based on information from various sources, including independent industry publications by Frost & Sullivan and Markets and Markets. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and in our experience to date in, the markets for our applications. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe the market position, market opportunity and market size information included in this prospectus is reliable. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of 527,000 shares of our common stock in this offering will be approximately $9.4 million, based upon a public offering price of $19.85 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with those sales.

The principal purposes of this offering are to facilitate an orderly distribution of our shares by selling stockholders, increase our public float and increase our financial flexibility. Although we have not yet determined with certainty the manner in which we will allocate the net proceeds of this offering, we expect to use the net proceeds from this offering for working capital and other general corporate purposes, including investments in sales and marketing in the United States and internationally and in research and development. We may also use a portion of the proceeds from this offering for acquisitions or strategic investments in complementary businesses or technologies, although we do not currently have any plans for any such acquisitions or investments. We have not allocated specific amounts of net proceeds for any of these purposes.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing investment-grade securities.

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on the NASDAQ Global Market under the symbol “EVBG” since September 16, 2016. Prior to that date, there was no public trading market for our common stock. Our initial public offering was priced at $12.00 per share on September 15, 2016. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the NASDAQ Global Market:

	Low	High
Fiscal Year ending December 31, 2016
Third Quarter (beginning September 16, 2016)	$11.76	$18.73
Fourth Quarter	$12.92	$20.66
Fiscal Year ending December 31, 2017
First Quarter	$16.63	$21.25
Second Quarter (through April 5, 2017)	$19.45	$20.70

On April 5, 2017, the closing price of our common stock as reported on the NASDAQ Global Market was $20.35 per share.

As of December 31, 2016, we had 525 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our board of directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements, and other factors that our board of directors may deem relevant. We are subject to several covenants under our debt arrangements that place restrictions on our ability to pay dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2016:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of 527,000 shares of common stock in this offering at a public offering price of $19.85 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2016
	Actual	As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$60,765	$70,203

Stockholders’ equity:
Preferred stock, $0.001 par value; 10,0000,000 shares authorized, no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized, 27,150,674 shares issued and outstanding, actual; 100,000,000 shares authorized, 27,677,674 shares issued and outstanding, as adjusted	27	28
Additional paid-in capital	132,246	141,683
Accumulated deficit	(89,618)	(89,618)
Accumulated other comprehensive loss	(303)	(303)

Total stockholders’ equity	42,352	51,790

Total capitalization	$42,352	$51,790

(1)	The as adjusted information set forth above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock shown as issued and outstanding on an as adjusted basis in the table above is based on 27,150,674 shares of common stock outstanding as of December 31, 2016, and excludes:

•	1,884,425 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2016, at a weighted-average exercise price of $10.02 per share;

•	2,005,483 shares of our common stock reserved for future issuance pursuant to our 2016 Equity Incentive Plan, which includes provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year; and

•	500,000 shares of common stock reserved for future issuance under our 2016 Employee Stock Purchase Plan, which includes provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year.

The calculations of our cash and cash equivalents and capitalization set forth above do not reflect the exercise of options to purchase 73,000 shares of common stock to be offered by certain of the selling stockholders in this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after the completion of this offering.

Our historical net tangible book value as of December 31, 2016 was $28.7 million, or $1.06 per share of common stock. Our historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2016.

After giving effect to our sale of 527,000 shares of common stock in this offering at a public offering price of $19.85 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2016 would have been $38.2 million, or $1.38 per share of common stock. This amount represents an immediate increase in as adjusted net tangible book value of $0.32 per share to our existing stockholders and an immediate dilution of $18.47 per share to investors participating in this offering. We determine dilution per share to investors participating in this offering by subtracting as adjusted net tangible book value per share after this offering from the assumed public offering price per share paid by investors participating in this offering. There is no impact on dilution per share to investors participating in this offering as a result of the sale of shares by the selling stockholders.

The following table illustrates this dilution on a per share basis to new investors:

Public offering price per share		$19.85
Historical net tangible book value per share as of December 31, 2016	$1.06

Increase in net tangible book value per share attributed to new investors purchasing shares from us in this offering	0.32

As adjusted net tangible book value per share after giving effect to this offering		1.38

Dilution in as adjusted net tangible book value per share to new investors in this offering		$18.47

The dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing.

The foregoing table and calculations above are based on 27,150,674 shares of common stock outstanding as of December 31, 2016, and exclude:

•	1,884,425 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2016, at a weighted-average exercise price of $10.02 per share;

•	2,005,483 shares of our common stock reserved for future issuance pursuant to our 2016 Equity Incentive Plan, which includes provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year; and

•	500,000 shares of common stock reserved for future issuance under our 2016 Employee Stock Purchase Plan, which includes provisions that automatically increase the number of shares of common stock reserved for issuance thereunder each year.

The dilution information set forth above does not reflect the exercise of options to purchase 73,000 shares of common stock to be offered by certain of the selling stockholders in this offering.

To the extent that options are exercised, new options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statement of operations data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 from our audited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

When you read this selected consolidated financial data, it is important that you read it together with the historical consolidated financial statements and related notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except shares and per share data)
Revenue	$23,361	$30,040	$42,421	$58,720	$76,846
Cost of revenue(1)	7,570	8,699	12,089	19,789	23,767

Gross profit	15,791	21,341	30,332	38,931	53,079

Operating expenses:
Sales and marketing(1)	$7,998	$11,695	$15,818	$25,925	$34,847
Research and development(1)	5,057	5,697	7,365	11,521	14,765
General and administrative(1)	7,371	4,352	7,435	12,272	14,293

Total operating expenses	20,426	21,744	30,618	49,718	63,905

Operating loss	(4,635)	(403)	(286)	(10,787)	(10,826)
Other expenses, net	(399)	(368)	(426)	(599)	(484)

Loss before income taxes	(5,034)	(771)	(712)	(11,386)	(11,310)
(Provision for) benefit from income taxes	(57)	(118)	89	562	24

Net loss	$(5,091)	$(889)	$(623)	$(10,824)	$(11,286)

Net loss attributable to common shareholders	$(5,091)	$(889)	$(623)	$(10,824)	$(11,286)
Net loss per share attributable to common shareholders—basic	$(0.52)	$(0.08)	$(0.05)	$(0.88)	$(0.68)
Net loss per share attributable to common shareholders—diluted	$(0.52)	$(0.08)	$(0.05)	$(0.88)	$(0.68)
Weighted average shares outstanding—basic	9,873,715	11,040,428	11,788,883	12,257,413	16,659,561
Weighted average shares outstanding—diluted	9,873,715	11,040,428	11,788,883	12,257,413	16,659,561

(1)	Includes stock-based compensation expense and depreciation and amortization expense as follows:

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Stock-based compensation expense:
Cost of revenue	$3	$48	$82	$150	$180
Sales and marketing	10	82	120	315	725
Research and development	424	28	147	297	348
General and administrative	1,859	18	27	760	1,848

Total	$2,296	$176	$376	$1,522	$3,101

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Depreciation and amortization expense:
Cost of revenue	$2,481	$2,374	$1,615	$4,457	$6,247
Sales and marketing	23	46	101	227	208
Research and development	19	16	31	134	265
General and administrative	9	19	765	1,158	1,022

Total	$2,532	$2,455	$2,512	$5,976	$7,742

(2)	See notes (2) and (14) to our consolidated financial statements appearing elsewhere in this prospectus for further details on the calculation of basic and diluted net loss per share attributable to common stockholders.

	As of December 31,
	2012	2013	2014	2015	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,711	$3,040	$4,412	$8,578	$60,765
Working capital, excluding deferred revenue	(275)	3,317	1,760	15,160	70,488
Total assets	15,143	18,101	40,066	53,509	108,322
Total deferred revenue	17,566	20,614	28,844	40,467	52,634
Total debt	4,748	3,366	6,863	16,970	—
Total liabilities	27,077	30,189	45,393	69,560	65,970
Total stockholders’ (deficit) equity	(11,934)	(12,088)	(5,327)	(16,051)	42,352

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Everbridge is a global software company that provides enterprise software applications that automate and accelerate organizations’ operational response to critical events in order to keep people safe and businesses running. During public safety threats such as active shooter situations, terrorist attacks or severe weather conditions, as well as critical business events such as IT outages, cyber-attacks or other incidents such as product recalls or supply-chain interruptions, our SaaS-based platform enables our customers to quickly and reliably aggregate and assess threat data, locate people at risk and responders able to assist, automate the execution of pre-defined communications processes and track progress on executing response plans. Our customers use our platform to identify and assess hundreds of different types of threats to their organizations, people, assets or brand. Our solutions enable organizations to deliver intelligent, contextual messages to, and receive verification of delivery from, hundreds or millions of recipients, across multiple communications modalities such as voice, SMS and e-mail. Our applications enable the delivery of messages in near real-time to more than 100 different communication devices, in over 200 countries and territories, in 15 languages and dialects – all simultaneously. We delivered 1.5 billion communications in 2016. We automate the process of sending contextual notifications to multiple constituencies and receiving return information on a person’s or operation’s status so that organizations can act quickly and precisely. Our Critical Event Management platform is comprised of a comprehensive set of software applications that address the full spectrum of tasks an organization has to perform to manage a critical event, including Mass Notification, Incident Management, Safety Connection, IT Alerting, Visual Command Center, Crisis Commander, Community Engagement and Secure Messaging. We believe that our broad suite of integrated, enterprise applications delivered via a single global platform is a significant competitive advantage in the market for Critical Event Management solutions, which we refer to generally as CEM.

Our customer base has grown from 867 customers at the end of 2011 to more than 3,200 customers as of December 31, 2016. As of December 31, 2016, our customers were based in 28 countries and included eight of the 10 largest U.S. cities, eight of the 10 largest U.S.-based investment banks, 24 of the 25 busiest North American airports, six of the 10 largest global consulting firms, six of the 10 largest global auto makers, all four of the largest global accounting firms, four of the 10 largest U.S.-based health care providers and four of the 10 largest U.S.-based health insurers. We provide our applications to customers of varying sizes, including enterprises, small businesses, non-profit organizations, educational institutions and governmental agencies. Our customers span a wide variety of industries including technology, energy, financial services, healthcare and life sciences, manufacturing, media and entertainment, retail, higher education and professional services.

We sell all of our critical communications applications on a subscription basis. We generally enter into contracts that range from one to three years in length, with an average contract duration of 2.0 years as of December 31, 2016, and generally bill and collect payment annually in advance. We derive most of our revenue from subscriptions to applications. Over 90% of the revenue that we recognized in each of the eight most recently completed quarters was generated from contracts entered into in prior quarters or renewals of those contracts; the balance of the revenue that we recognized in each such quarter was generated from contracts entered into with new customers or new contracts, other than renewals, entered into with existing customers in such quarter.

Historically, we derived more than 86% of our revenue in each of the last three fiscal years from sales of our Mass Notification application. Our pricing model is based on the number of applications subscribed to and, per application, the number of people, locations and things connected to our platform as well as the volume of communications. We also offer premium services including data feeds for social media, threat intelligence and weather. We generate additional revenue by expanding the number of applications that our customers subscribe to and the number of contacts and devices connected to our platform.

We generated revenue of $30.0 million in 2013, $42.4 million in 2014, $58.7 million in 2015 and $76.8 million in 2016, representing year-over-year increases of 41% in 2014, 38% in 2015 and 31% in 2016. We had net losses of $0.9 million, $0.6 million, $10.8 million and $11.3 million in 2013, 2014, 2015 and 2016, respectively.

As of December 31, 2015 and 2016, 17% and 14% of our customers, respectively, were located outside of the United States and these customers generated 14% and 10% of our total revenue for the years ended December 31, 2015 and 2016, respectively.

We have focused on rapidly growing our business and believe that the future growth of our business is dependent on many factors, including our ability to increase the functionality of our platform and applications, expand our customer base, accelerate adoption of our applications beyond Mass Notification within our existing customer base and expand our international presence. Our future growth will also depend on the growth in the market for critical communications solutions and our ability to effectively compete. In order to further penetrate the market for critical communications solutions and capitalize on what we believe to be a significant opportunity, we intend to continue to invest in research and development, build-out our data center infrastructure and services capabilities and hire additional sales representatives, both domestically and internationally, to drive sales to new customers and incremental sales of new applications to existing customers. Nevertheless, we expect to continue to incur losses in the near term and, if we are unable to achieve our growth objectives, we may not be able to achieve profitability.

Recent Developments

In September 2016, we closed our initial public offering, at which time we sold a total of 6,250,000 shares of our common stock. We received net cash proceeds of $66.1 million, net of underwriting discounts and commissions and other costs associated with the offering paid or payable by us.

In December 2016, we acquired 100% of the shares of Svensk Krisledning AB, or Crisis Commander. We acquired Crisis Commander for cash consideration of approximately $2.3 million with additional time and performance-based milestones that could result in additional payments of $0.4 million. Crisis Commander is a SaaS mobile crisis management company operating out of Sweden.

In January 2017, we acquired 100% of the shares of IDV Solutions, LLC, or IDV. We acquired IDV for cash consideration of approximately $21.3 million, with additional time and performance-based milestones that could result in additional payments of $6.2 million. IDV is a provider of threat assessment and operational visualization software located in Lansing, Michigan.

Presentation of Financial Statements

Our consolidated financial statements include the accounts of our wholly-owned subsidiaries. Business acquisitions are included in our consolidated financial statements from the date of the acquisition. Our purchase accounting resulted in all assets and liabilities of acquired businesses being recorded at their estimated fair values on the acquisition dates. All intercompany balances and transactions have been eliminated in consolidation.

We report our financial results as one operating segment. Our operating results are regularly reviewed on a consolidated basis by our chief executive officer, who is our chief operating decision maker, principally to make strategic decisions regarding how we allocate our resources and to assess our consolidated operating performance.

Other Metrics

We regularly monitor a number of financial and operating metrics in order to measure our current performance and estimate our future performance. Our other business metrics may be calculated in a manner different than similar other business metrics used by other companies.

	Year Ended December 31,
	2014	2015	2016
	(dollars in thousands)
Revenue retention rate	111%	112%	116%
Adjusted EBITDA	$2,524	$(3,351)	$5
Adjusted gross margin	$30,663	$41,084	$55,577
Free cash flow	$3,884	$(2,953)	$3,039

•	Revenue Retention Rate. We calculate our revenue retention rate by dividing (1) total revenue in the current 12-month period from those customers who were customers during the prior 12-month period by (2) total revenue from all customers in the prior 12-month period. For the purposes of calculating our revenue retention rate, we count as customers all entities with whom we had contracts in the applicable period other than (1) customers of our wholly-owned subsidiary, Microtech, which generates an immaterial amount of our revenue in any given year and (2) in the first year following our acquisition of another business, customers that we acquired in connection with such acquisition. We believe that our ability to retain our customers and expand their use of our solutions over time is an indicator of the stability of our revenue base and the long-term value of our customer relationships. Our revenue retention rate provides insight into the impact on current period revenue of the number of new customers acquired during the prior 12-month period, the timing of our implementation of those new customers, growth in the usage of our solutions by our existing customers and customer attrition. If our revenue retention rate for a period exceeds 100%, this means that the revenue retained during the period including upsells more than offset the revenue that we lost from customers that did not renew their contracts during the period. Our revenue retention rate may decline or fluctuate as a result of a number of factors, including customers’ satisfaction or dissatisfaction with our platform and applications, pricing, economic conditions or overall reductions in our customers’ spending levels.

•	Adjusted EBITDA. Adjusted EBITDA represents our net loss before interest income and interest expense, income tax expense and benefit, depreciation and amortization expense and stock-based compensation expense. We do not consider these items to be indicative of our core operating performance. The items that are non-cash include depreciation and amortization expense and stock-based compensation expense. Adjusted EBITDA is a measure used by management to understand and evaluate our core operating performance and trends and to generate future operating plans, make strategic decisions regarding the allocation of capital and invest in initiatives that are focused on cultivating new markets for our solutions. In particular, the exclusion of certain expenses in calculating adjusted EBITDA facilitates comparisons of our operating performance on a period-to-period basis. Adjusted EBITDA is not a measure calculated in accordance with GAAP. See note 2 to the table contained in “Summary Consolidated Financial and Other Data—Other Metrics” for a reconciliation of adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP for 2014, 2015 and 2016, and a discussion of the limitations of adjusted EBITDA.

•

Adjusted Gross Margin.  Adjusted gross margin represents gross profit plus stock-based compensation and amortization of acquired intangibles. Adjusted gross margin is a measure used by management to understand and evaluate our core operating performance and trends and to generate future operating plans. The exclusion of stock-based compensation expense and amortization of acquired intangibles facilitates comparisons of our operating performance on a period-to-period basis. In the near term, we expect these expenses to continue to negatively impact our gross profit. Adjusted gross margin is not a measure calculated in accordance with GAAP. See note 3 to the table contained in “Summary Consolidated Financial and Other Data—Other Metrics” for a reconciliation of adjusted gross margin and a reconciliation of adjusted gross margin to gross profit, the most comparable GAAP measurement, for 2014, 2015 and 2016, and a discussion of the limitations of adjusted gross margin.

•	Free Cash Flow. Free cash flow represents net cash provided by operating activities minus capital expenditures and capitalized software development costs. Free cash flow is a measure used by management to understand and evaluate our core operating performance and trends and to generate future operating plans. The exclusion of capital expenditures and amounts capitalized for internally-developed software facilitates comparisons of our operating performance on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance. Free cash flow is not a measure calculated in accordance with GAAP. See note 4 to the table contained in “Summary Consolidated Financial and Other Data—Other Metrics” for a reconciliation of free cash flow to net cash for operating activities, the most comparable GAAP measurement, for 2014, 2015 and 2016, and a discussion of the limitations of free cash flow.

Additional Supplemental Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we provide investors with certain additional supplemental non-GAAP financial measures, including non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP sales and marketing expense, non-GAAP research and development expense, non-GAAP general and administrative expense, non-GAAP total operating expenses, non-GAAP operating loss and non-GAAP net loss, which we collectively refer to as non-GAAP financial measures. These non-GAAP financial measures exclude all or a combination of the following (as reflected in the following reconciliation tables): stock-based compensation expense and amortization of acquired intangibles. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. We use these non-GAAP financial measures for financial and operational decision-making purposes and as a means to evaluate period-to-period comparisons. We believe that these non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of past financial performance and future prospects and allow for greater transparency with respect to metrics used by our management in its financial and operational decision making. While our non-GAAP financial measures are an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time, you should consider our non-GAAP financial measures alongside our GAAP financial results.

We exclude stock-based compensation expense because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact our non-cash expense. We believe that providing non-GAAP financial measures that exclude stock-based compensation expense allow for more meaningful comparisons between our operating results from period to period. We believe that excluding the impact of amortization of acquired intangibles allows for more meaningful comparisons between operating results from period to period as the intangibles are valued at the time of acquisition and are amortized over a period of several years after the acquisition. Accordingly, we believe that excluding these expenses provides investors and management with greater visibility of the underlying performance of our business operations, facilitates comparison of our results with other periods and may also facilitate comparison with the results of other companies in our industry.

There are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, may be different from non-GAAP financial measures used by other companies and exclude expenses that may have a material impact upon our reported financial results. Further, stock-based compensation expense has been and will continue to be for the foreseeable future a significant recurring expense in our business and an important part of the compensation provided to our employees.

The following table reconciles our GAAP to non-GAAP financial measures for the years ended 2014, 2015 and 2016:

	Year Ended December 31,
	2014	2015	2016
	(dollars in thousands)
Cost of revenue	$12,089	$19,789	$23,767
Amortization of acquired intangibles	(249)	(2,003)	(2,318)
Stock-based compensation expense	(82)	(150)	(180)

Non-GAAP cost of revenue	11,758	17,636	21,269
Gross profit	30,332	38,931	53,079
Amortization of acquired intangibles	249	2,003	2,318
Stock-based compensation expense	82	150	180

Non-GAAP gross profit	30,663	41,084	55,577
Non-GAAP gross margin	72.28%	69.97%	72.32%
Sales and marketing expense	15,818	25,925	34,847
Stock-based compensation expense	(120)	(315)	(725)

Non-GAAP sales and marketing	15,698	25,610	34,122
Research and development expense	7,365	11,521	14,765
Stock-based compensation expense	(147)	(297)	(348)

Non-GAAP research and development	7,218	11,224	14,417
General and administrative expense	7,435	12,272	14,293
Amortization of acquired intangibles	(720)	(1,088)	(916)
Stock-based compensation expense	(27)	(760)	(1,848)

Non-GAAP general and administrative	6,688	10,424	11,529
Total operating expenses	30,618	49,718	63,905
Amortization of acquired intangibles	(720)	(1,088)	(916)
Stock-based compensation expense	(294)	(1,372)	(2,921)

Non-GAAP total operating expenses	$29,604	$47,258	$60,068
Operating loss	$(286)	$(10,787)	$(10,826)
Amortization of acquired intangibles	969	3,091	3,234
Stock-based compensation expense	376	1,522	3,101

Non-GAAP operating income (loss)	$1,059	$(6,174)	$(4,491)
Net loss	$(623)	$(10,824)	$(11,286)
Amortization of acquired intangibles	969	3,091	3,234
Stock-based compensation expense	376	1,522	3,101

Non-GAAP net income (loss)	$722	$(6,211)	$(4,951)

Components of Results of Operations

Revenue

We derive substantially all of our revenue from the sale of subscriptions to our critical communications and enterprise safety applications.

We generally bill and collect payment for our subscriptions annually in advance. All revenue billed in advance of services being delivered is recorded in deferred revenue. The initial subscription period typically ranges from one to three years. We offer varying levels of customer support based on customer needs and the complexity of their businesses, including the level of usage by a customer in terms of minutes or the amount of data used to transmit the notifications. Our pricing model is based on the number of applications subscribed to and, per application, the number of people, locations and things connected to our platform as well as the volume of communications. We also offer premium services including data feeds for social media, threat intelligence and weather. We generate additional revenue by expanding the number of premium features and applications that our customers subscribe to and the number of contacts connected to our platform.

We generate an immaterial amount of revenue from set-up fees, which consist of participant process mapping, configuration, customer data migration and integration. We also sell professional services, which have been immaterial to date.

Cost of Revenue

Cost of revenue includes expenses related to the fulfillment of our subscription services, consisting primarily of employee-related expenses for data center operations and customer support, including salaries, bonuses, benefits and stock-based compensation expense. Cost of revenue also includes hosting costs, messaging costs and depreciation and amortization. As we add data center capacity and support personnel in advance of anticipated growth, our cost of revenue will increase and, if anticipated revenue growth does not occur, our gross profit will be adversely affected.

Operating Expenses

Operating expenses consist of sales and marketing, research and development and general and administrative expenses. Salaries, bonuses, stock-based compensation expense and other personnel costs are the most significant components of each of these expense categories. We include stock-based compensation expense incurred in connection with the grant of stock options within the applicable operating expense category based on the equity award recipient’s functional area.

Sales and Marketing

Sales and marketing expense primarily consists of employee-related expenses for sales, marketing and public relations employees, including salaries, bonuses, commissions, benefits and stock-based compensation expense. Sales and marketing expense also includes trade show, market research, advertising and other related external marketing expense as well as office and software related costs to support sales. We defer certain sales commissions related to acquiring new customers and amortize these expenses ratably over the term of the corresponding subscription agreement. We plan to continue to expand our sales and marketing functions to grow our customer base and increase sales to existing customers. This growth will include adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness. In the near term, we expect our sales and marketing expense to increase on an absolute dollar basis as we hire new sales representatives in the United States and worldwide and grow our marketing staff.

Research and Development

Research and development expense primarily consists of employee-related expenses for research and development staff, including salaries, bonuses, benefits and stock-based compensation expense. Research and development expense also includes the cost of certain third-party services, office related costs to support research and development activities, software subscriptions and hosting costs. We capitalize certain software development costs that are attributable to developing new applications and adding incremental functionality to our platform and amortize these costs over the estimated life of the new application or incremental functionality, which is generally three years. We focus our research and development efforts on improving our applications, developing new applications and delivering new functionality. In the near term, we expect our research and development expense to increase on an absolute dollar basis as we continue to increase the functionality of our platform and applications.

General and Administrative

General and administrative expense primarily consists of employee-related expenses for administrative, legal, finance and human resource personnel, including salaries, bonuses, benefits and stock-based compensation expense. General and administrative expense also includes professional fees, insurance premiums, corporate expenses, transaction-related costs, office-related expenses, facility costs, depreciation and amortization and software license costs. In the near term, we expect our general and administrative expense to increase on an absolute dollar basis as we incur the costs associated with being a publicly traded company.

Interest Income

Interest income consists of interest earned on our cash balances held at financial institutions.

Interest Expense

Interest expense consists of interest on our outstanding debt obligations and interest on our capital leases.

Other Expenses, Net

Other expenses, net consists primarily of realized foreign currency gains and losses.

Results of Operations

The following tables set forth our results of operations for the periods presented and as a percentage of our total revenue for those periods. The period-to-period comparison of our historical results is not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Revenue	$42,421	$58,720	$76,846
Cost of revenue(1)	12,089	19,789	23,767

Gross profit	30,332	38,931	53,079

Operating expenses:
Sales and marketing(1)	15,818	25,925	34,847
Research and development(1)	7,365	11,521	14,765
General and administrative(1)	7,435	12,272	14,293

Total operating expenses	30,618	49,718	63,905

Operating loss	(286)	(10,787)	(10,826)
Other expenses, net	(426)	(599)	(484)

Loss before income taxes	(712)	(11,386)	(11,310)
Benefit from income taxes	89	562	24

Net loss	$(623)	$(10,824)	$(11,286)

(1)	Includes stock-based compensation expense and depreciation and amortization as follows:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Stock-based compensation expense:
Cost of revenue	$82	$150	$180
Sales and marketing	120	315	725
Research and development	147	297	348
General and administrative	27	760	1,848

Total	$376	$1,522	$3,101

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Depreciation and Amortization expense:
Cost of revenue	$1,615	$4,457	$6,247
Sales and marketing	101	227	208
Research and development	31	134	265
General and administrative	765	1,158	$1,022

Total	$2,512	$5,976	7,742

	Year Ended December 31,
	2014	2015	2016
Consolidated Statements of Operations, as a percentage of revenue(1)
Revenue	100%	100%	100%
Cost of revenue	28%	34%	31%

Gross profit	72%	66%	69%

Operating expenses:
Sales and marketing	37%	44%	45%
Research and development	17%	20%	19%
General and administrative	18%	21%	19%

Total operating expenses	72%	85%	83%

Operating loss	—	(18)%	(14)%

Other expenses, net	(1)%	(1)%	(1)%

Loss before income taxes	(1)%	(19)%	(15)%

Benefit from income taxes	*	1%	*

Net loss	(1)%	(18)%	(15)%

(1)	Columns may not add up to 100% due to rounding.
*	Represents less than 0.5% of revenue.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2016

Revenue

	Year Ended December 31,		Change
	2015	2016	$	%
	(dollars in thousands)
Revenue	$58,720	$76,846	$18,126	30.9%

Revenue increased by $18.1 million in 2016 compared to 2015. The increase was primarily due to an $18.1 million increase in sales of our solutions driven by expansion of our customer base from 2,662 customers as of December 31, 2015 to 3,205 as of December 31, 2016, including increased sales to larger organizations with greater numbers of contacts and locations.

Cost of Revenue

	Year Ended December 31,		Change
	2015	2016	$	%
	(dollars in thousands)
Cost of revenue	$19,789	$23,767	$3,978	20.1%
Gross margin %	66%	69%

Cost of revenue increased by $4.0 million in 2016 compared to 2015. The increase was primarily due to a $1.5 million increase in employee-related costs associated with our increased headcount from 90 employees as of December 31, 2015 to 98 employees as of December 31, 2016. The remaining increase was principally the result of a $1.8 million increase in depreciation and amortization expense attributable to our acquired intangible assets, a $0.9 million increase in hosting and messaging costs, offset by a $0.2 million decrease in office related expenses.

Gross margin percentage increased due to our continued investment in personnel to support our growth in revenue, which was greater than our growth in expenses.

Operating Expenses

Sales and Marketing Expense

	Year Ended December 31,		Change
	2015	2016	$	%
	(dollars in thousands)
Sales and marketing	$25,925	$34,847	$8,922	34.4%
% of revenue	44%	45%

Sales and marketing expense increased by $8.9 million in 2016 compared to 2015. The increase was primarily due to an $8.2 million increase in employee-related costs associated with our increased headcount from 157 employees as of December 31, 2015 to 182 employees as of December 31, 2016. The remaining increase was principally the result of a $0.5 million increase in trade show and advertising costs and a $0.2 million increase in software costs to support our sales organization.

Research and Development Expense

	Year Ended December 31,		Change
	2015	2016	$	%
	(dollars in thousands)
Research and development	$11,521	$14,765	$3,244	28.2%
% of revenue	20%	19%

Research and development expense increased by $3.2 million in 2016 compared to 2015. The increase was primarily due to a $2.7 million increase in employee-related costs associated with our increased headcount from 109 employees as of December 31, 2015 to 123 employees as of December 31, 2016. The remaining increase was principally the result of a $0.6 million increase for the use of outside consultants and a $0.5 million increase in hosting and software related cost to support research and development activities. A total of $5.5 million of internally-developed software costs during 2016 and $4.8 million of internally-developed software costs during 2015 were capitalized, resulting in a decrease of the expense by $0.7 million in 2016.

General and Administrative Expense

	Year Ended December 31,		Change
	2015	2016	$	%
	(dollars in thousands)
General and administrative	$12,272	$14,293	$2,021	16.5%
% of revenue	21%	19%

General and administrative expense increased by $2.0 million in 2016 compared to 2015. The increase was primarily due to a $2.0 million increase in employee-related costs associated with our increased headcount from

62 employees as of December 31, 2015 to 64 employees as of December 31, 2016. There was an additional increase of $0.4 million to support our operations and our preparations to become a public company. These increases were offset by a $0.6 million decrease in professional fees due to a decrease in legal, accounting and audit services in 2016.

Other Expense, Net

	Year Ended December 31,		Change
	2015	2016	$	%
	(dollars in thousands)
Other expense, net	$599	$484	$(115)	(19.2)%
% of revenue	1%	1%

Other expense, net decreased by $0.1 million in 2016 compared to 2015 as a result of a decrease in interest expense related to interest expense due under our term loan and revolving line of credit, which were paid off in September 2016 with the proceeds of our IPO.

Income Taxes

	Year Ended December 31,		Change
	2015	2016	$	%
	(dollars in thousands)
Benefit from income taxes	$(562)	$(24)	$538	(95.7)%
% of revenue	1%	0%

Benefit from income taxes decreased by $0.5 million in 2016 compared to 2015 due to the placement of a full valuation allowance on our foreign deferred taxes.

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2015

Revenue

	Year Ended December 31,		Change
	2014	2015	$	%
	(dollars in thousands)
Revenue	$42,421	$58,720	$16,299	38.4%

Revenue increased by $16.3 million in 2015 compared to 2014. The increase was primarily due to a $14.0 million increase in sales of our solutions driven by expansion of our customer base from 2,167 customers as of December 31, 2014 to 2,662 as of December 31, 2015, including increased sales to larger organizations with greater numbers of contacts and locations. In 2015, we also had a $2.3 million increase in revenue attributable to the acquisition of Nixle, which occurred in December 2014.

Cost of Revenue

	Year Ended December 31,		Change
	2014	2015	$	%
	(dollars in thousands)
Cost of revenue	$12,089	$19,789	$7,700	63.7%
Gross margin %	72%	66%

Cost of revenue increased by $7.7 million in 2015 compared to 2014. The increase was primarily due to a $2.7 million increase in employee-related costs associated with our increased headcount from 72 employees as of December 31, 2014 to 90 employees as of December 31, 2015. The remaining increase was principally the result of a $2.8 million increase in depreciation and amortization expense attributable to our acquired intangible assets, a $1.8 million increase in hosting and messaging costs and a $0.3 million increase in office related expenses.

Gross margin percentage decreased due to an increase in amortization of acquired intangible assets and capitalized software, as well as our continued investment in personnel to support our growth.

Operating Expenses

Sales and Marketing Expense

	Year Ended December 31,		Change
	2014	2015	$	%
	(dollars in thousands)
Sales and marketing	$15,818	$25,925	$10,107	63.9%
% of revenue	37%	44%

Sales and marketing expense increased by $10.1 million in 2015 compared to 2014. The increase was primarily due to an $8.1 million increase in employee-related costs associated with our increased headcount from 104 employees as of December 31, 2014 to 157 employees as of December 31, 2015. The remaining increase was principally the result of a $1.1 million increase in trade show and advertising costs and a $0.9 million increase in office related costs to support sales.

Research and Development Expense

	Year Ended December 31,		Change
	2014	2015	$	%
	(dollars in thousands)
Research and development	$7,365	$11,521	$4,156	56.4%
% of revenue	17%	20%

Research and development expense increased by $4.2 million in 2015 compared to 2014. The increase was primarily due to a $6.5 million increase in employee-related costs associated with our increased headcount from 83 employees as of December 31, 2014 to 109 employees as of December 31, 2015. The remaining increase was principally the result of a $0.9 million increase in office and software related cost to support research and development activities. A total of $4.8 million of internally-developed software costs during 2015 and $1.6 million of internally-developed software costs during 2014 were capitalized, resulting in a reduction of the expense by $3.2 million in 2015.

General and Administrative Expense

	Year Ended December 31,		Change
	2014	2015	$	%
	(dollars in thousands)
General and administrative	$7,435	$12,272	$4,837	65.1%
% of revenue	18%	21%

General and administrative expense increased by $4.8 million in 2015 compared to 2014. The increase was primarily due to a $2.5 million increase in employee-related costs associated with our increased headcount from 44 employees as of December 31, 2014 to 62 employees as of December 31, 2015. The remaining increase was the result of a $1.7 million increase in professional fees due to increased legal, accounting and audit services to support our operations and our preparations to become a public company, a $0.4 million increase in office related expenses and a $0.4 million increase in depreciation and amortization expense related to equipment. These increases were offset by a $0.2 million decrease in legal and transaction-related costs in 2015.

Other Expense, Net

	Year Ended December 31,		Change
	2014	2015	$	%
	(dollars in thousands)
Other expense, net	$426	$599	$173	40.6%
% of revenue	1%	1%

Other expense, net increased by $0.2 million in 2015 compared to 2014 as a result of increased interest expense related to accretion of interest on our notes payable, interest expense due under our term loan and revolving line of credit.

Income Taxes

	Year Ended December 31,		Change
	2014	2015	$	%
	(dollars in thousands)
Benefit from income taxes	$(89)	$(562)	$(473)	531.5%
% of revenue	0%	1%

Benefit from income taxes increased by $0.5 million in 2015 compared to 2014 due to our increased operations in foreign jurisdictions where we are subject to income taxes on profits which have benefited from current losses.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the eight quarters in the period ended December 31, 2016. We have prepared the quarterly financial data on the same basis as the audited consolidated financial statements included in this prospectus. In our opinion, the quarterly financial data reflects all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of this data. This quarterly financial data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$13,160	$14,153	$15,187	$16,220	$17,069	$18,565	$19,932	$21,280
Cost of revenue	4,126	4,919	5,165	5,579	5,475	5,676	6,173	6,443

Gross Profit	9,034	9,234	10,022	10,641	11,594	12,889	13,759	14,837

Operating expenses:
Sales and marketing	5,512	5,825	6,761	7,827	8,205	8,849	8,605	9,188
Research and development	2,687	2,782	3,025	3,027	3,180	3,463	3,917	4,205
General and administrative	2,041	2,537	3,863	3,831	3,458	3,128	3,666	4,041

Total operating expense	10,240	11,144	13,649	14,685	14,843	15,440	16,188	17,434

Operating loss	(1,206)	(1,910)	(3,627)	(4,044)	(3,249)	(2,551)	(2,429)	(2,597)
Other income (expense),net	(131)	(145)	(180)	(143)	(131)	(208)	(165)	20

Loss before (provision for) benefit from income taxes	(1,337)	(2,055)	(3,807)	(4,187)	(3,380)	(2,759)	(2,594)	(2,577)
(Provision for) benefit from income taxes	(24)	212	186	188	155	(45)	(35)	(51)

Net loss	$(1,361)	$(1,843)	$(3,621)	$(3,999)	$(3,225)	$(2,804)	$(2,629)	$(2,628)

Other Metrics:
Adjusted EBITDA(1)	$(151)	$(110)	$(1,391)	$(1,699)	$(779)	$58	$334	$392

(1)	Adjusted EBITDA represents our net loss before interest income and interest expense, income tax expense and benefit, depreciation and amortization expense and stock-based compensation expense. We do not consider these items to be indicative of our core operating performance. The items that are non-cash include depreciation and amortization expense and stock-based compensation expense. Adjusted EBITDA is a measure used by management to understand and evaluate our core operating performance and trends and to generate future operating plans, make strategic decisions regarding the allocation of capital and invest in initiatives that are focused on cultivating new markets for our solutions. In particular, the exclusion of certain expenses in calculating adjusted EBITDA facilitates comparisons of our operating performance on a period-to-period basis. Adjusted EBITDA is not a measure calculated in accordance with GAAP. The following table presents a reconciliation of adjusted EBITDA to net loss, the most directly comparable GAAP measure, for each of the periods indicated. See “Management’s Discussion & Analysis of Financial Conditions and Results of Operations—Other Metrics” for a discussion of the limitations of adjusted EBITDA.

	Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016	December 31, 2016
	(in thousands)
Net loss	$(1,361)	$(1,843)	$(3,621)	$(3,999)	$(3,225)	$(2,804)	$(2,629)	$(2,628)
Interest expense, net	105	139	159	134	137	174	195	(34)
Provision for (benefit from) income taxes	24	(212)	(186)	(188)	(155)	45	35	51
Depreciation and amortization expense	935	1,594	1,715	1,732	1,793	1,908	1,974	2,067
Stock-based compensation expense	146	212	542	622	671	735	759	936

Total net adjustments	$1,210	$1,733	$2,230	$2,300	$2,446	$2,862	$2,963	$3,020

Adjusted EBITDA	$(151)	$(110)	$(1,391)	$(1,699)	$(779)	$58	$334	$392

Quarterly Trends in Revenue and Gross Margin

The sequential increases in our quarterly revenue was due primarily to increases in our number of new customers as well as increased revenue from existing customers as they expanded their use of our solutions.

Our gross profit has increased sequentially for the periods presented due primarily to greater growth in revenue than expenses, which expenses are primarily related to our increase in headcount as we invest in the growth of our business. This increase in revenue was partially offset by increases in amortization expense attributed to our acquisitions and capitalized software development costs.

Quarterly Trends in Operating Expenses

Our operating expenses generally have increased sequentially for the periods presented due primarily to increases in headcount and other related expenses to support our growth and becoming a public company. We anticipate our operating expenses will continue to increase in absolute dollar terms as we invest in the long-term growth of our business.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash from operating activities, along with equity issuances and debt financing arrangements. Our principal source of liquidity is cash and cash equivalents totaling $60.8 million as of December 31, 2016, which includes the remaining net proceeds from our initial public offering completed in September 2016. We received net proceeds of $66.1 million, after deducting underwriting discounts and offering expenses paid or payable by us. We have generated significant losses since inception and expect to continue to generate losses for the foreseeable future.

We believe that our cash balances, our available borrowings under our revolving line of credit and the cash flows generated by our operations will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, our belief may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the section of this prospectus titled “Risk Factors.” We cannot assure you that we will be able to raise additional capital on acceptable terms or at all. In addition, if we fail to meet our operating plan during the next 12 months, our liquidity could be adversely affected.

Cash Flows

The following table shows a summary of our cash flows for the years ended December 31, 2014, 2015 and 2016:

	Year Ended December 31,
	2014	2015	2016
	(dollars in thousands)
Cash and cash equivalents at beginning of period	$3,040	$4,412	$8,578
Cash provided by operating activities	7,716	4,451	9,503
Cash used in investing activities	(4,136)	(7,404)	(9,020)
Cash provided by (used in) financing activities	(2,120)	7,219	51,470
Effects of exchange rates on cash and cash equivalents	(88)	(100)	234

Cash and cash equivalents at end of period	$4,412	$8,578	$60,765

At December 31, 2016, $1.5 million of the $60.8 million of cash and cash equivalents was held by foreign subsidiaries. Our intention is to indefinitely reinvest foreign earnings in our foreign subsidiaries. If these earnings were used to fund domestic operations, they would be subject to additional income taxes upon repatriation.

Sources of Funds

Initial Public Offering

On September 21, 2016, we closed our initial public offering in which we issued and sold 6,250,000 shares of common stock at a public offering price of $12.00 per share for net proceeds of approximately $66.1 million, after deducting underwriting discounts and offering expenses paid or payable by us.

Credit Facility

In June 2015, we entered into a loan and security agreement with Western Alliance Bank (formerly known as Bridge Bank) to provide a secured revolving line of credit that allows us to borrow up to $10.0 million for working capital and general business requirements. In February 2016, we entered into an amendment of our loan and security agreement with Western Alliance Bank to (1) increase the capacity of our revolving line of credit by $5.0 million to $15.0 million and (2) set the minimum prime rate based on which interest due is calculated at 3.25%. No other changes were made to the loan and security agreement. The loan and security agreement, as amended, allows us to borrow up to $15.0 million for working capital and general business requirements. Amounts outstanding under the line of credit bear interest at the prime rate plus 0.75% with accrued interest payable on a monthly basis and outstanding and unpaid principal due upon maturity of the credit facility in June 2018. As of December 31, 2016, the total amount available to be borrowed by us was $15.0 million and we had no outstanding balance on the revolving line of credit.

Western Alliance Bank maintains a security interest in substantially all of our tangible and intangible assets, excluding intellectual property, to secure any outstanding amounts under the loan agreement. The loan agreement contains customary events of default, conditions to borrowing and covenants, including restrictions on our ability to dispose of assets, make acquisitions, incur debt, incur liens and make distributions and dividends to stockholders. The loan agreement also includes a financial covenant related to our recurring revenue renewal rate. During the continuance of an event of default, Western Alliance Bank may accelerate amounts outstanding, terminate the credit facility and foreclose on the collateral.

Uses of Funds

Our historical uses of cash have primarily consisted of cash used for operating activities, such as expansion of our sales and marketing operations, research and development activities and other working capital needs.

Operating Activities

Our net loss and cash flows provided by operating activities are significantly influenced by our investments in headcount and infrastructure to support our growth, marketing and sponsorship expenses, and our ability to bill and collect in a timely manner. Our net loss has been significantly greater than our use of cash for operating activities due to the inclusion of non-cash expenses and charges.

Operating activities provided $9.5 million in 2016, primarily from $9.6 million in cash provided as a result of changes in operating assets and liabilities, which was increased by $11.2 million of non-cash operating expenses and partially offset by our net loss of $11.3 million. Specifically, we recognized non-cash charges aggregating $7.7 million for depreciation and amortization of intangible assets, capitalized software development costs and property and equipment, $3.1 million for stock-based compensation expense, $0.4 million for the increase in our accounts receivable provision and $0.1 million related to non-cash interest on notes payable, offset by a $0.1 million decrease in our deferred income taxes. The change in operating assets and liabilities reflected a $12.0 million increase in deferred revenue, a $1.3 million increase in accrued employee-related expenses due to timing of payments, and a $0.5 million increase in accrued expenses due to timing of payments made to vendors. These increases were partially offset by a $2.3 million increase in accounts receivable, a $1.1 million increase in other assets due to timing of payments made for deferred IPO cost and commissions, a $0.4 million decrease in accounts payable due to the timing of payments made and a $0.3 million increase in prepaid expenses as a result of the increase in upfront payments made for insurance services.

Operating activities provided $4.5 million in 2015, primarily from $7.7 million in cash provided as a result of changes in operating assets and liabilities, which was increased by $7.5 million of non-cash operating expenses and partially offset by our net loss of $10.8 million. Specifically, we recognized non-cash charges aggregating $6.0 million for depreciation and amortization of intangible assets, capitalized software development costs and property and equipment, $1.5 million for stock-based compensation expense, $0.4 million for the increase in our accounts receivable provision and $0.1 million related to non-cash interest on notes payable, offset by a $0.4 million decrease in our deferred income taxes. The change in operating assets and liabilities reflected an $11.6 million increase in deferred revenue, a $1.2 million increase in accrued employee-related expenses due to timing of payments and a $0.9 million increase in accounts payable due to timing of payments made to vendors. These increases were partially offset by a $4.8 million increase in accounts receivable, a $0.7 million increase in prepaid expenses as a result of the increase in upfront payments made for insurance services, a $0.4 million increase in other assets due to timing of payments made for deferred IPO cost and commissions and a $0.2 million decrease in accrued expenses due to the timing of payments made.

Investing Activities

Our investing activities consist primarily of capital expenditures for capitalized software development costs and property and equipment purchases.

Investing activities used $9.0 million in 2016, primarily from net cash paid in acquisitions of $2.3 million, and our investment in software development of $5.5 million and property and equipment of $1.0 million.

Investing activities used $7.4 million in cash in 2015, primarily from our investment in software development of $4.9 million and property and equipment of $2.5 million.

Financing Activities

Cash generated by financing activities includes proceeds from our initial public offering, borrowings under our term loan and credit facilities and proceeds from the issuance of common stock upon the exercise of employee stock options. Cash used in financing activities includes deferred initial public offering costs and payments on capital leases, notes payable and repayments of debt under our credit facilities.

Financing activities provided $51.5 million of cash in 2016, which reflects proceeds of $67.8 million from our initial public offering, net of underwriter’s discount and commissions, $0.8 million from the exercise of stock options and proceeds from our line of credit of $9.5 million. These amounts were offset by a $19.5 million payment on our line of credit, a $5.0 million payment on our term loan and a $2.0 million payment on notes payable related to the Vocal Limited acquisition.

Financing activities provided $7.2 million in cash in 2015, primarily from proceeds from our term loan of $5.0 million and proceeds from our line of credit of $12.0 million, partially offset by a $1.5 million payment to repurchase outstanding shares of our common stock, $5.0 million in payments on our line of credit, $1.8 million in payments on notes payable, $1.4 million in payments attributed to deferred initial public offering costs and $0.1 million in payments on capital leases.

Contractual Obligations and Commitments

The following table summarizes our commitments to settle contractual obligations as of December 31, 2016:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Operating Leases(1)	$1,828	$3,514	$3,335	$705	$9,382

	$1,828	$3,514	$3,335	$705	$9,382

(1)	Operating leases include total future minimum rent payments under non-cancelable operating lease agreements as described in note (18) of our consolidated financial statements included in this prospectus.

Future minimum operating lease payments have been reduced by future minimum sublease income of $0.2 million.

In December 2016, we entered into a new lease for our executive offices in Burlington, Massachusetts that will increase our future minimum lease commitments over the next five years by $8.0 million.

The above table does not include any payments we may have to make under the contingent liability related to the Crisis Commander and IDV acquisitions, as the amount of the ultimate payments are unknown. Please see notes 5 and 19 to our consolidated financial statements for more information.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty.

Backlog

We sell all of our critical communications applications on a subscription basis. We generally enter into contracts that range from one to three years in length, with an average contract duration of 2.0 years as of December 31, 2016, and generally bill and collect payment annually in advance. Since we bill many of our customers at the beginning of each contract year, there can be amounts that we have not yet been contractually able to invoice. Until such time as these amounts are invoiced, they are not recorded in revenue, deferred revenue or elsewhere in our consolidated financial statements. As of December 31, 2016, the dollar amount of this backlog believed to be firm was $39.3 million. We expect that the amount of backlog relative to the total value of our subscription agreements will change from year to year for several reasons, including the specific timing and duration of customer agreements, varying invoicing cycles of agreements, the specific timing of customer renewals and changes in customer financial circumstances. In addition, because revenue for any period is a function of revenue recognized from deferred revenue under contracts in existence at the beginning of the period, as well as contracts that are renewed and new customer contracts that are entered into during the period, backlog at the beginning of any period is not necessarily indicative of future performance. Our presentation of backlog may also differ from that of other companies in our industry. Due to these factors, as well as variances in billing arrangements with customers, we do not utilize backlog as a key management metric internally.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of our consolidated financial statements require us to make estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our most critical accounting policies are summarized below. See note 2 to our consolidated financial statements beginning on page F-5 of this prospectus for a description of our other significant accounting policies.

Revenue Recognition

We derive substantially all of our revenue from contract subscription fees for use of our applications.

We recognize revenue in accordance with ASC Topic 605, Revenue Recognition, with respect to a transaction when all of the following conditions have been satisfied:

•	persuasive evidence of an agreement exists;

•	the service has been provided to the customer;

•	fees are fixed or determinable; and

•	the collection of the fees is reasonably assured and acceptance criteria, if any, have been met.

If any of these criteria are not met, revenue recognition is deferred until such time that all of the criteria are met.

Our subscription arrangements do not provide customers with the right to take possession of our software at any time.

Subscription Revenue

We recognize subscription revenue ratably over the initial subscription period committed by the customer commencing when the customer’s environment has been created in our hosted environment. The initial subscription period is typically one to three years and the level of service provided each customer varies based on the level of service required by the complexity of a customer’s business.

Other Revenue

We recognize revenue for set-up fees, which historically have not been material to our financial statements. We have concluded that set-up fees do not meet the criteria for separation from our primary service as they do not have stand-alone value as we have historically not sold set-up fees separately. We charge set-up fees for substantially all new applications and services. These set-up fees are recognized ratably over the contractual period, which approximates the life of the application. We also sell professional services, which have been immaterial to date.

Deferred Revenue

Deferred revenue includes amounts collected or billed in excess of recognizable revenue. Such amounts are recognized by us over the life of the contract upon meeting the revenue recognition criteria. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue. Because the mix of billing terms with customers can vary from period to period, the annualized value of the contracts that we enter into with our customers will not be completely reflected in deferred revenue at any single point in time.

Business Combinations

The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

We perform valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocate the purchase price to the tangible and intangible assets acquired and liabilities assumed based on our best estimate of fair value. We determine the appropriate useful life of intangible assets by performing an analysis of cash flows based on historical experience of the acquired businesses. Intangible assets are amortized over their estimated useful lives based on the pattern in which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortization.

Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expense in our consolidated statements of operations and comprehensive loss.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net assets acquired in our business combinations. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances that could trigger an impairment review include a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

We have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, additional impairment testing is not required. However, if we conclude otherwise, we are required to perform the first step of a two-step impairment test. Alternatively, we may elect to proceed directly to the first step of the two-step impairment test and bypass the qualitative assessment.

The first step of the impairment test involves comparing the estimated fair value of a reporting unit with its book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, the carrying amount of the goodwill is compared to its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible assets. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. We test for goodwill impairment on November 30 of each year.

Software Development Costs

We capitalize the costs of software developed or obtained for internal use in accordance with ASC Topic 350-40, Internal Use Software. Capitalized software development costs consist of costs incurred during the application development stage and include purchased software licenses, implementation costs, consulting costs, and payroll-related costs for projects that qualify for capitalization. These costs relate to major new functionality. All other costs, primarily related to maintenance and minor software fixes, are expensed as incurred.

Stock-Based Compensation

We recognize stock-based compensation expense for stock-based compensation awards granted to our employees, directors, consultants and other service providers that can be settled in shares of our common stock. Compensation expense for stock-based compensation awards granted is based on the grant date fair value estimate for each award as determined by our board of directors or the compensation committee of our board of directors. We recognize these compensation costs on a straight-line basis over the requisite service period of the award, which is generally four years. As stock-based compensation expense recognized is based on awards ultimately expected to vest, such expense is reduced for estimated forfeitures.

We estimate the fair value of stock-based compensation awards at the date of grant using the Black-Scholes option pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and are freely transferable. The fair values generated by the model may not be indicative of the actual fair values of our awards as it does not consider other factors important to those stock-based payment awards, such as continued employment, periodic vesting requirements and limited transferability.

Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by our estimated common stock fair value as well as assumptions regarding a number of other complex and subjective variables. These variables include the fair value of our common stock, the expected term of the options, our expected stock price volatility, risk-free interest rates, and expected dividends, which are estimated as follows:

•	Fair value of our common stock. Prior to our initial public offering, the fair value of our common stock was determined by the estimated fair value at the time of grant. For stock options granted subsequent to our initial public offering, the fair value of common stock is based on the closing market price of our common stock as reported on the NASDAQ Global Market on the date of grant.

•	Expected term. The expected term represents the period that the stock-based compensation awards are expected to be outstanding. Since we did not have sufficient historical information to develop reasonable expectations about future exercise behavior, we use the simplified method to compute expected term, which represents the average of the time-to-vesting and the contractual life.

•	Expected volatility. As we have a limited trading history for our common stock, the expected stock price volatility for our common stock is estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. We do not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was relatively low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the options.

•	Expected dividend yield. We have never declared or paid any cash dividends and do not presently plan to declare or pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions used to estimate the fair value of options granted during the periods presented:

	Year Ended December 31,
	2014	2015	2016
Employee Stock Options:
Expected term (in years)	5.89 - 6.13	5.09 - 6.15	5.29 - 6.11
Expected volatility	51.7% - 69%	60%	60% -70%
Risk-free interest rate	1.63% - 2.06%	1.41% - 1.94%	1.21% - 2.55%
Dividend rate	0%	0%	0%

Historically, for all periods prior to the completion of our initial public offering, the fair value of the common stock underlying our stock options was determined by our board of directors, which intended that all options granted have an exercise price that is not less than the estimated fair market value of a share of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model were based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair market value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous third-party valuations performed at periodic intervals by a valuation firm;

•	the prices, rights, preferences and privileges of our preferred stock relative to the common stock;

•	the purchases of shares of preferred stock by unaffiliated venture capital firms;

•	actual operating and financial performance and forecasts;

•	present value of forecasted future cash flows;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our common stock;

•	the market performance of comparable publicly-traded technology companies;

•	the U.S. and global capital market conditions;

•	our stage of development; and

•	industry information such as market size and growth and our competitive position in the market.

Following the closing of our initial public offering, the fair value of our common stock is determined based on the closing price of our common stock on the NASDAQ Global Market.

The aggregate intrinsic value of options outstanding as of December 31, 2016 was $15.9 million, of which $9.4 million related to vested options and $6.5 million related to unvested options.

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This guidance eliminates Step 2 from the goodwill impairment test, instead requiring an entity to recognize a goodwill impairment charge for the amount by which the goodwill carrying amount exceeds the reporting unit’s fair value. This guidance is effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019, and early adoption is permitted. This guidance must be applied on a prospective basis. We expect to adopt this guidance for interim and annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not expect the adoption of this guidance to have a material impact on our financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This guidance narrows the definition of a business. This standard provides guidance to assist entities with evaluating when a set of transferred assets and activities is a business. This guidance is effective for interim and annual reporting periods beginning after December 15, 2017, and early adoption is permitted. This guidance must be applied prospectively to transactions occurring within the period of adoption. We expect to adopt this guidance effective January 1, 2018. We do not expect the adoption of this guidance to have a material impact on our financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and restricted cash. As a result, restricted cash will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, and the new guidance is to be applied retrospectively. We not expect the adoption of this guidance to have a material impact on our cash flows.

In September 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This guidance clarifies the presentation requirements of eight specific issues within the statement of cash flows. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on our financial statements, as our treatment of the relevant affected items within its consolidated statement of cash flows is consistent with the requirements of this guidance.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and early adoption is permitted. The ASU will be effective for us in the first quarter of 2017. We do not expect this ASU to have a material impact on our consolidated financial statements.

In February, 2016, the FASB issued ASU 2016-02, Leases. The standard will affect all entities that lease assets and will require lessees to recognize a lease liability and a right-of-use asset for all leases (except for short-term leases that have a duration of less than one year) as of the date on which the lessor makes the underlying asset available to the lessee. For public companies, the new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. For leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, lessees and lessors must apply a modified retrospective transition approach. We are still evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The new standard requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. We adopted this standard retrospectively in the first quarter of 2016. The balance sheet as of December 31, 2015 was retrospectively adjusted, which resulted in reductions to other assets of $0.1 million and long-term debt of $0.1 million.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new revenue recognition standard will be effective for us in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. We currently anticipate adopting the new standard effective January 1, 2018. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). We currently anticipate adopting the standard using the modified retrospective method. We are still in the process of completing our analysis on the impact this guidance will have on our consolidated financial statements and related disclosures.

Qualitative and Quantitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation.

Interest Rate Risk

We are exposed to interest rate risk in the ordinary course of our business. Our cash equivalents includes cash in readily available checking and money market accounts and marketable securities. These securities are not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate.

We had cash and cash equivalents of $60.8 million as of December 31, 2016, which consisted of bank deposits and money market funds. To date, fluctuations in interest income have not been significant. We have no outstanding debt subject to interest rate risk as of December 31, 2016. Amounts outstanding under our revolving line of credit carry a variable interest rate of the prime rate, but in no event less than 3.25%, plus 0.75%. As of December 31, 2016, the applicable prime rate was 3.75%. We monitor our cost of borrowing under our revolving line of credit, if any, taking into account our funding requirements, and our expectation for short-term rates in the future.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Although our credit facility and term loan have variable interest rates, a hypothetical 10% change in interest rates during any of the periods presented would not have had a material impact on our financial statements.

Foreign Currency Exchange Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than our functional currency, the U.S. dollar, principally British pounds. Movements in foreign currencies in which we transact business could significantly affect future net earnings. We do not currently engage in any hedging activity to reduce our potential exposure to currency fluctuations, although we may choose to do so in the future. A hypothetical 10% change in foreign exchange rates during any of the periods presented would not have had a material impact on our consolidated financial statements. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in foreign currency rate.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

JOBS Act Transition Period

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we may rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenues of at least $1.0 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

BUSINESS

Overview

Everbridge is a global software company that provides enterprise software applications that automate and accelerate organizations’ operational response to critical events in order to keep people safe and businesses running. During public safety threats such as active shooter situations, terrorist attacks or severe weather conditions, as well as critical business events such as IT outages, cyber-attacks or other incidents such as product recalls or supply-chain interruptions, our SaaS-based platform enables our customers to quickly and reliably aggregate and assess threat data, locate people at risk and responders able to assist, automate the execution of pre-defined communications processes, and track progress on executing response plans. Our customers use our platform to identify and assess hundreds of different types of threats to their organizations, people, assets or brand. Our solutions enable organizations to deliver intelligent, contextual messages to, and receive verification of delivery from, hundreds or millions of recipients, across multiple communications modalities such as voice, SMS and e-mail. Our applications enable the delivery of messages in near real-time to more than 100 different communication devices, in over 200 countries and territories, in 15 languages and dialects – all simultaneously. We delivered 1.5 billion communications in 2016. We automate the process of sending contextual notifications to multiple constituencies and receiving return information on a person’s or operation’s status so that organizations can act quickly and precisely. Our Critical Event Management platform is comprised of a comprehensive set of software applications that address the full spectrum of tasks an organization has to perform to manage a critical event, including Mass Notification, Incident Management, Safety Connection, IT Alerting, Visual Command Center, Crisis Commander, Community Engagement and Secure Messaging. We believe that our broad suite of integrated, enterprise applications delivered via a single global platform is a significant competitive advantage in the market for Critical Event Management solutions, which we refer to generally as CEM.

In critical situations, the speed at which threats are assessed and information is transmitted and accessed is essential. For example, United States Department of Homeland Security research indicates that the average duration of an active shooter event at a school is approximately 12.5 minutes, while the average police response time to such events is 18 minutes. Accordingly, organizations must be able to aggregate multiple types of threat and incident data and determine whether their people, assets, or suppliers could be impacted, rapidly deliver messages that are tailored to multiple, specific audiences, in precise locations and be assured of delivery. Further, the proliferation of mobile and digital communications has resulted in individuals spending less time in a fixed office location, with International Data Corporation estimating that by 2020 mobile workers will account for 72% of the total United States workforce, and this trend has simultaneously increased the number of pathways through which people receive information. These developments have made it imperative that organizations be able to locate travelling or remote workers to determine who might be impacted by a critical event, and that critical communications be delivered via voice, SMS, and email, as well as to social media, outdoor signage and personal computers. Moreover, organizations require the ability to leverage all of these pathways, individually or in sequence, to reach people in situations where a certain means of communication may be inoperative or individuals are not responsive to a single pathway. During public safety threats and critical business events, the ability to gather, organize and analyze data in real time, and to enable secure, scalable, reliable and automated communications to people can be essential to saving lives, protecting assets and maintaining businesses. Further, the ability to rapidly organize a response by locating available responders and reducing the time required to manage them via automated communications can also result in significant economic savings, as each minute of unplanned downtime costs organizations an average of approximately $5,600, according to Gartner, Inc.

The severity, complexity and frequency of these critical events, their implications for business performance and personal safety, and regulatory and compliance challenges are increasing. The need for active shooter preparedness and public safety protection from terrorist attacks, as well managing the response to IT outages, cyber incidents, severe weather conditions, product recalls, supply-chain interruptions, hazardous material discharges and other urgent events, drive the need for a secure, scalable and reliable CEM system that can be operated quickly and easily. In addition, there has been a rapid proliferation of connected devices and networked physical objects – the Internet of Things, or IoT – that have the capability to communicate information about status and environment and generate data that enables individuals and enterprises to take appropriate action. These dynamics have led to a growing need for solutions that can deliver comprehensive yet targeted and contextually relevant content that facilitates the desired outcomes in critical situations and overcomes the information overload that individuals face. We estimate, based on data from Frost & Sullivan, presented in an independent study commissioned by us, and data from Markets and Markets, that the market for CEM solutions represented an $18.3 billion worldwide opportunity in 2015 and is expected to grow to $41.1 billion in 2020.

Following the tragic events of 9/11, Everbridge was founded with a vision of helping people communicate effectively in critical situations. Our SaaS-based CEM platform is built on a secure, scalable and reliable infrastructure with multiple layers of redundancy to enable the rapid delivery of critical communications, with near real-time verification, over numerous devices and contact paths. Our Mass Notification application is our most established application and enables enterprises and governmental entities to aggregate and assess threat data, locate people based on their standard work or home location and send and receive two-way, contextually aware notifications to individuals or groups to keep them informed before, during and after natural or man-made disasters and other emergencies. For example, during Hurricane Sandy, our Mass Notification application was used along the U.S. East Coast to deliver more than eight million communications. By automating the delivery of these types of critical communications, we enable customers to increase the speed and accuracy of their response and reduce associated costs. Importantly, given the pressure and anxiety most people experience in critical situations, our Mass Notification application provides a simple user interface and automated workflows for ease of use. The expertise that we garnered developing our Mass Notification application and our customers’ reliance on our solutions led us to leverage our platform to deploy solutions for CEM use cases. In turn, we have developed a full suite of enterprise-scale applications that enable our customers to inform and organize people during critical situations, whether a broad audience or a targeted subset of individuals, globally or locally, and accounting for cultural, linguistic, regulatory and technological differences. As all of our applications leverage our CEM platform, customers can use a single contacts database, rules engine of algorithms and hierarchies and user interface to accomplish multiple objectives. Our applications are easy-to-use, quickly deployable and require limited implementation services and no development resources.

The following situations reflect examples of how our applications aggregate and assess data and enable improved management of critical events:

•	When an active shooter situation or terrorist attack occurs, organizations can quickly identify employees in the affected area, including employees not at their usual business location, in order to confirm that they are safe and provide tailored instructions. For example, shelter-in-place instructions may be provided to people in an impacted building while evacuation instructions are provided to those in an adjacent building. At the same time, first responders and hospitals can use multiple modes of alerting to mobilize resources and call in staff to provide emergency care.

•	When a hurricane is imminent, local emergency management departments can alert affected communities with relevant safety and evacuation instructions while companies can put in place emergency plans to notify employees of office closures while coordinating work assignments to maintain the continuity of core operations.

•	Companies can consolidate separate command centers for emergency operations and supply chain events, using one common data set to aggregate and assess data on severe weather, political unrest and other types of threats to their own and suppliers’ operations, thereby reducing costs while gaining efficiencies.

•	When IT systems fail, IT administrators can shorten the time required to alert cross-department responders, use scheduling information to determine availability and quickly assemble appropriate personnel on a conference bridge, thereby reducing the costs incurred from downtime.

•	When a patient is suspected of having a stroke, an on-call specialist can provide a patient assessment via video communications during the ambulance trip and the emergency room can be readied for an immediate stroke treatment, accelerating critical time to treatment.

•	When a cyber incident shuts down an IT network, management can alert employees of the network shutdown via a secure, alternate communication path.

•	When a power line is down, utility workers can utilize pre-configured incident management templates to alert affected customers and responders and provide service updates.

•	When engine readings in critical equipment detect a malfunction, technicians with the appropriate skills can be automatically alerted and quickly deployed to minimize downtime and avoid revenue loss or service interruption.

•	When readings from an implanted medical device are abnormal, that information can be automatically routed to the individual’s healthcare provider to enable timely medical care.

•	When a young child goes missing, local officials can send alerts to and receive tips from their communities to aid in locating and returning the child.

•	When a financial services firm experiences disruptions in service, clients can be promptly notified and audit confirmations can be provided to document delivery.

Our customer base has grown from 867 customers at the end of 2011 to more than 3,200 customers as of December 31, 2016. As of December 31, 2016, our customers were based in 28 countries and included eight of the 10 largest U.S. cities, eight of the 10 largest U.S.-based investment banks, 24 of the 25 busiest North American airports, six of the 10 largest global consulting firms, six of the 10 largest global auto makers, all four of the largest global accounting firms, four of the 10 largest U.S.-based health care providers and four of the 10 largest U.S.-based health insurers. We provide products and services to customers of varying sizes, including enterprises, small businesses, non-profit organizations, educational institutions and government agencies. Our customers span a wide variety of industries including technology, energy, financial services, healthcare and life sciences, manufacturing, media and entertainment, retail, higher education and professional services.

We derive substantially all of our revenue from subscriptions to our critical communications applications, which represented 97%, 97% and 96% of our total revenue in 2014, 2015 and 2016, respectively. Historically, we derived more than 86% of our revenue in each of the last three fiscal years from sales of our Mass Notification application. Our pricing model is based on the number of applications subscribed to and, per application, the number of people, locations and things connected to our platform, as well as the volume of communications. We also offer premium services including data feeds for social media, threat intelligence and weather. We generate additional revenue by expanding the number of applications, number of contacts and number of devices that our customers purchase over time.

Recent Developments

In September 2016, we closed our initial public offering, or IPO, in which we sold a total of 6,250,000 shares of our common stock. We received net cash proceeds of $66.1 million, net of underwriting discounts and commissions and other costs associated with the offering paid or payable by us.

In December 2016, we acquired 100% of the shares of Svensk Krisledning AB, or Crisis Commander. We acquired Crisis Commander for cash consideration of approximately $2.3 million with additional time and performance-based milestones that could result in additional payments of $0.4 million. Crisis Commander is a SaaS mobile crisis management company operating out of Sweden.

In January 2017, we acquired 100% of the shares of IDV Solutions, LLC, or IDV. We acquired IDV for cash consideration of approximately $21.3 million, with additional time and performance-based milestones that could result in additional payments of $6.2 million. IDV is a provider of threat assessment and operational visualization software located in Lansing, Michigan.

Industry Background

Over the past two decades, methods to assess critical events and to automate and accelerate the process of managing and responding to such events have evolved rapidly, in tandem with advances in technology, to include automated or system-generated responses, including voice calls, text messages, emails, social media and outdoor digital signage. In critical situations, the speed at which information is transmitted and accessed is essential.

Key Trends Driving a Fundamental Shift in Communications

Governmental entities and enterprises face increasing threats to the safety of their geographically disparate and constantly mobile residents and employees. According to the Global Terrorism Database, the number of global fatalities and injuries from terrorist acts has increased 400% from 2005 to 2015, and the world has witnessed devastating attacks in Orlando, Berlin, Brussels, Nice, San Bernardino, Istanbul and other global cities. According to estimates by the Institute for Economics and Peace, the economic cost of terrorism reached $52.9 billion in 2014. In addition, according to the Third National Climate Assessment prepared by the U.S. Global Change Research Program, the United States has been experiencing severe weather events above long-term averages, with, for example, the number of heat waves in 2011 and 2012 at nearly triple the long-term average. Similarly, a PricewaterhouseCoopers study found that the number of cyber security incidents across all industries rose by 38% in 2015 versus the prior year and Lloyd’s estimates that cyber-attacks cost businesses as much $400 billion annually. Taken together, global reinsurer Swiss Reinsurance Company Ltd. found that the cost of disaster events, including man-made and severe weather incidents, reached $85 billion worldwide in 2015.

At the same time, key business and technology trends continue to shift both the fundamental way that organizations communicate with relevant stakeholders and how individuals regularly consume information. People increasingly consume most of their information through mobile devices and applications as well as through social media and other digital channels. Increasingly, less information is shared using traditional “analog” communication methods, such as printed media, television and landline telephones. The proliferation of mobile and digital communications, as well as the emergence of the IoT, has accelerated the speed at which people communicate, exponentially increasing the volume of communications that individuals must process. As a result of these dynamics, it has become imperative that communications be appropriately contextualized, meaningful and actionable.

In light of these trends, communications have become one of the most important areas of technology investment. In a 2016 report, Gartner, Inc. estimates that $1.4 trillion, or 41.0%, of information technology, or IT, expenditure was for communications in 2016. Organizations are reaping the benefits of digital communications to more easily and relevantly interact with their target constituents including customers, partners, employees, residents and other key stakeholders. Likewise, as IT innovation continues to shift to on-demand models, organizations have increasingly migrated from on-premises software to cloud-based solutions in order to improve agility and efficiency when seeking to communicate with their global, mobile, distributed stakeholders.

In order to connect people across disparate communication modalities in diverse locations, organizations are increasingly investing in technologies that unify different analog and digital real-time and non-real-time communications. The integration of real-time enterprise communication services such as instant messaging and voice and video conferencing with non-real-time communication services such as voicemail, facsimile and e-mail can provide a consistent and unified user experience across multiple devices and media types.

During public safety threats and critical business events, the ability to communicate life-saving or damage-mitigating information is crucial. Speed, security, scalability and reliability of communications is essential. The severity, complexity and frequency of these critical events, their implications for personal safety or business performance and rising regulatory and compliance challenges are driving demand for CEM solutions, which we estimate, based on data from Frost & Sullivan, presented in an independent study commissioned by us, and data from Markets and Markets, represented an $18.3 billion worldwide market opportunity in 2015.

Evolution of Critical Event Management Solutions

Traditional solutions for critical communications have not kept pace with the increasingly digital world, the evolving threat landscape and the opportunity to leverage technological innovation to more effectively communicate with people. These solutions are often developed in-house or are not truly enterprise grade in scale and reliability, leaving many organizations to use analog, manual, one-way and people-based modalities to communicate with relevant stakeholders. These solutions lack the scale to reliably address the breadth of the different critical challenges that organizations increasingly face, the sophistication required to address evolving needs with aggregated data and analysis for threat assessment, automated workflows and the ability to rapidly deliver messages that are contextually tailored to multiple, specific audiences, in precise locations, using a variety of different communication modalities. Traditional critical communication solutions also typically send notifications based upon a person’s static work or home address. Given the mobile nature of today’s workforce, solutions now need to be able to dynamically locate who is near a critical event and send instructions to impacted parties and responders based upon where they actually are.

CEM solutions build upon the strengths of modern critical communications. Organizations today typically manage critical events across the organization in silos that use disparate data sources and unintegrated tools, making it difficult to achieve a common operational view of threats and of the status of response. Utilizing a common contact base, consistent rules engines, threat databases that are integrated with information on the location of an organization’s people, assets and suppliers, and a common visualization platform, CEM solutions can provide a more integrated solution which can improve management control and visibility and lower costs. The ability to cohesively and rapidly share information and collaborate across the organization underlies creating a common operational approach.

Requirements of Effective Critical Event Management Solutions

In order to deliver effective critical communications solutions, several requirements must be met:

•	Comprehensive Solution. Organizations require an enterprise-scale, comprehensive solution that can provide them with aggregated data and automated workflows and deliver intelligent, contextual messages across multiple communications modalities – all operated from desktop or mobile devices to accommodate managing critical events whenever they occur.

•	Scalability and Speed. Organizations require a solution that is agile and flexible enough to reach individuals at both high volume/low frequency intervals, such as emergency mass notification situations, and low volume/high frequency intervals, such as for IT alerting and secure messaging.

•	Enterprise-Grade Reliability. Given the inherent nature of critical events, organizations require a solution that is robust, resilient and highly redundant, with a high level of assured uptime and a low degree of fault tolerance.

•	Situational Assessment. Organizations require ready access to information from weather feeds, threat sources and IT monitoring systems, as well as the ability to incorporate trends from social media and feedback from their personnel in the field, in order to assess critical events and impacted areas.

•	Dynamic Location Capability. With today’s mobile workforce, organizations need to be able to locate and instruct impacted people, and identify and organize responders, based on where they actually are, not just based on their static office or home location.

•	Visualization. Organizations require a visualization platform that integrates threat and incident data from a wide variety of sources, as well as updates on the status of incident response tasks, in order to improve their ability to assess the potential impact of events and the success of mitigation strategies, and to improve management control.

•	Security and Regulatory Compliance. Organizations require a solution that is architected to ensure data and communications security given the significance of the content being managed and the regulatory requirements that apply to the sensitive data being communicated.

•	Intelligent Communication and Contextual Personalization. Organizations require sophisticated, intelligent technology that can tailor both the content of communications and the modalities through which they are delivered based on differing individual preferences and roles and responsibilities within the organization.

•	Ease-of-Use. Given the need for speed and the pressure and anxiety most people experience in critical situations, organizations require a solution that is simple and easy-to-use, particularly when lives and property are at risk.

•	Real-Time and After-Event Reporting and Analytics. To ensure that organizations can measure and improve performance around critical events, a solution should provide detailed, timely and compliant reporting and analytics on organizational responsiveness and the effectiveness of communications.

•	Global Reach and Local Expertise. Global communications require a “local” approach to deal with the complexity of varying cultural preferences, languages and device types, as well as technical and regulatory requirements.

Key Benefits of Our Solutions and Competitive Strengths

Everbridge was founded with a vision to help organizations communicate quickly and reliably to deliver the right message, to the right people, on the right device, in the right location, at the right time during public safety threats and critical business events. Our CEM solutions enable organizations to assess threats, locate impacted people and assets, and manage and respond to critical events, all on a single platform. Key benefits of our solutions and competitive strengths include the following:

•	Comprehensive, Enterprise-Scale Platform. The core of our solutions is our critical communications platform, which provides multiple layers of redundancy to assure uptime and delivery of communications regardless of volume or throughput requirements. The platform is secure, scalable and reliable, enabling the delivery and verification of tens of millions of different communications virtually anywhere, in any volume, in near real-time. In 2016, we delivered 1.5 billion communications, or over 47 communications per second, through our globally distributed data centers.

•	Out-of-the-Box, Scalable and Mobile Applications. Our SaaS-based applications are out-of-the box, enterprise-ready and can be utilized without customer development, testing or ongoing maintenance. Regardless of a customer or prospect’s size or needs, our applications are built to scale to its largest and most complex critical communications requirements.

•	Aggregated Threat Data and Analysis. Our software gathers and analyzes information from weather data feeds, public safety and threat data feeds, social media, IT ticketing systems and monitoring systems, as well as inputs and feedback from two-way and polling messages. Data can be geo-mapped and threat and incident data can be used to automatically trigger simple or complex workflows that are tied to standard operating procedures or run-books.

•	Contextual Communications. We enable intelligence and personalization in the critical communications process by delivering contextual communications. Our customers can deliver and escalate critical communications broadly to a mass population or to a targeted subset of individuals based on geographic location, skill level, role and communication modality preferences for rich, two-way collaboration.

•	Dynamic Location Awareness. Our platform can provide organizations with the ability to send and receive notifications based on the last known locations of people, not just based on a static office or home address. Our platform integrates with a variety of sources of location information, including building access control systems and corporate network access solutions. This location-specific approach enables organizations to quickly determine which individuals may be affected by a public safety threat or able to respond to a critical business event, and to provide targeted and relevant instructions and two- way communications.

•	Large, Dynamic and Rich Communications Data Asset. As of December 31, 2016, our data asset consists of our contacts databases that manage approximately 130 million contact profiles and connections from more than 3,200 customers based in 28 countries. Our contacts databases, which we refer to as contact stores, are initially created through an upload of contacts from the customer and are automatically updated with the most current contact information provided by the customer or by individuals who opt-in to receive notifications from our Community Engagement application. Our contact stores are repositories for all contact details, attributes and business rules and preferences, such as a person’s last-known location, language spoken, special needs, technical certifications and on-call status.

•	Multi-channel Visualization. Our platform provides the ability to create an integrated view of threats, incidents and the status of response, all within the context of the locations of an organization’s people, assets and suppliers. Multiple channels of information can be displayed side-by-side so different facets of a critical event can be monitored simultaneously, and the same data can be displayed on personal computer screens and on a large command center wall to provide flexibility in deployment.

•	Robust Security, Industry Certification and Compliance. Our platform is built on a secure and resilient infrastructure with multiple layers of redundancy. Many of our enterprise applications are designed to meet rigorous security and compliance requirements for financial services firms, healthcare institutions, the U.S. federal government and other regulated industries, including facilitating compliance with FINRA and HIPAA standards. Our solutions received designation under the Support Anti-terrorism by Fostering Effective Technology Act of 2002, or SAFETY Act, and certification by U.S. Department of Homeland Security that places us on the approved product list for homeland security. Our solutions are also accredited under the Federal Information Security Management Act of 2002, or FISMA.

•	Automated Workflows. Our platform automates the workflows required to complete a critical notification, including establishing the individuals within an organization authorized to send messages, the groups of stakeholders to whom messages will be sent and the content of messages to be sent to different groups of relevant stakeholders, in each case based on incident type. We believe that this automation reduces the amount of time required to send critical notification as well as the associated cost. Our platform also enables customers to automatically establish procedures for improving the success of communication efforts.

•	Globally Local. Our platform is designed to be utilized globally while accounting for local cultural, linguistic, regulatory and technological differences. We have relationships with suppliers and carriers in multiple countries to ensure delivery in compliance with local, technical and regulatory requirements. We have localized our user interface in 15 languages and dialects that are spoken by more than 60% of the world’s population.

•	Next-Generation, Open Architecture. We developed our platform to easily integrate our applications with other systems. Our solutions provide open Application Program Initiatives, or APIs, and configurable integrations, enabling our platform to work with our customers’ and partners’ pre-existing processes and solutions, increasing the business value we deliver.

•	Actionable Reporting and Analytics. Our platform provides real-time dashboards, advanced map-based visualization and ad-hoc reporting across notifications, incidents and contacts. This information is easily accessed for required after-event reviews, continuous process improvements and regulatory compliance.

Our Growth Strategy

We intend to drive growth in our business by building on our position as a global provider of critical event management, critical communications and enterprise safety applications. Key elements of our growth strategy include:

•	Accelerate Our Acquisition of New Customers. We have multiple paths of entry into new customers with our portfolio of applications, which are used for a wide variety of use cases across a diverse set of verticals markets. We intend to capitalize on the breadth of our solutions and the technological advantages of our CEM platform to continue to attract new customers. In parallel, we plan to attract new customers by investing in sales and marketing and expanding our channel partner relationships.

•	Further Penetrate Our Existing Customers. With revenue retention rates of over 110% for each of the last three years, we believe that there is a significant opportunity within our existing customer base to expand their use of our platform, both by selling new applications and features to our existing customers and selling to additional departments in their organizations. We believe that we have a significant opportunity to increase the lifetime value of our customer relationships as we educate customers about the benefits of our current and future applications that they do not already utilize and of taking an integrated CEM approach. In the last three years we have added five new applications, which have already begun to experience significant growth. These new applications have grown from 6% in the first quarter of 2015 to 30% in the fourth quarter of 2016 of our contracted sales, which represent the total dollar value of new agreements entered into within the prior 12 months, exclusive of renewals.

•	Develop New Applications to Target New Markets and Use Cases. Our platform is highly flexible and can support the development of new applications to meet evolving safety and operational challenges. For example, our Safety Connection application enables organizations to locate people and send them notifications based on their dynamic last known location, while actively incorporating threat and other data to allow for targeted and relevant communications. While the historic market for corporate security and safety solutions has been focused on establishing perimeters – locks, alarms and guards – to keep threats to employees outside of the physical premises, our solutions are responsive to the dramatic shift towards an increasingly mobile workforce where employees spend less time in traditional offices. At the same time, protection of employees at traditional places of business remains crucial. Market research completed in 2016 by us together with Emergency Management & Safety Solutions, found that while organizations were very concerned about the risk of workplace violence, 79% said they were at best only somewhat prepared for an active shooter event, and communicating with people in an impacted building was seen as the biggest challenge. In light of these dynamics, we intend to continue to develop new applications for use cases in a variety of new markets and to leverage our platform and our existing customer relationships as a source of new applications, industry use cases, features and solutions.

•	Expand Our International Footprint. We intend to continue to expand our local presence in regions such as Europe, the Middle East and Asia to leverage our relationships with local carriers and our ability to deliver messages to over 200 countries and territories in 15 languages and dialects as well as expand our channel partnerships and also to opportunistically consider expanding in other regions.

•	Maintain Our Technology and Thought Leadership. We will continue to invest in our core CEM platform and our applications to maintain our technology leadership position. For example, we believe that we are the only company today that provides a full, integrated CEM solution and that we provide the first solution to offer dynamic versus static location awareness integrated with analysis and communications for the employee safety and security marketplace. Further, we believe we have a competitive advantage through our commitment to innovation and thought leadership that has enabled us to take market share from our competitors and accelerate our growth.

•	Opportunistically Pursue Acquisitions. We plan to selectively pursue acquisitions of complementary businesses, technologies and teams that allow us to penetrate new markets and add features and functionalities to our platform.

Our Market Opportunity

There is a significant demand for CEM solutions that meet the above requirements. We estimate, based on data from Frost & Sullivan, presented in an independent study commissioned by us, and data from Markets and Markets, that the market for CEM solutions represented an $18.3 billion worldwide opportunity in 2015. This consists of an estimated addressable market of $7.3 billion in North America and $11.0 billion outside of North America. As the adoption of targeted and contextually aware CEM solutions continues to expand and take hold across a broader cross-section of organizations and industry verticals, we estimate, based on data from Frost & Sullivan, presented in an independent study commissioned by us, and data from Markets and Markets, that our addressable market will grow at a compound annual growth rate of 17.5% to $41.1 billion in 2020.

More specifically, Markets and Markets estimates that the aggregate market for mass notification software and services was $1.7 billion in 2015 and is projected to grow at a compound annual growth rate of 20.9% to $4.4 billion in 2020. Within the market for mass notification software and services, Markets and Markets estimates that the distributed recipient solutions segment was $713 million in 2015, and is projected to grow at a compound annual growth rate of 24.8% to $2.6 billion in 2021. Further, Frost & Sullivan estimates that: (1) the market for IT service alerting was $183 million in 2015 and is projected to grow at a compound annual growth rate of 32.7% to $753 million in 2020; (2) the market for telemedicine was $374 million in 2015 and is projected to grow at a compound annual growth rate of 15.0% to $752 million in 2020; (3) the market for secure mobile messaging was $325 million in 2015 and is projected to grow at a compound annual growth rate of 16.4% to $694 million in 2020; (4) the market for community engagement was $122 million in 2015 and is projected to grow at a compound annual growth rate of 33.4% to $516 million in 2020; and (5) the market for IoT was $3.3 billion in 2015 and is projected to grow at a compound annual growth rate of 24.6% to $9.9 billion in 2020. Finally, Markets and Markets estimates that: (1) the market for safety and security and physical security and information management was $9.6 billion in 2015, and is projected to grow at a compound annual growth rate of 8.9% to $14.8 billion in 2020; and (2) the market for predictive analytics was $2.7 billion in 2015, and is projected to grow at a compound annual growth rate of 27.4% to $9.2 billion in 2020.

Our Platform

Since inception, our SaaS-based critical communications engine was architected on a single code base to deliver multi-tenant capability and the speed, scale and resilience necessary to communicate globally when a serious event occurs. This engine is designed to address both the emergency and operational components of a critical communications program, and is capable of providing two-way communications and verified delivery in accordance with our customers’ escalation policies. Our critical communications engine has multi-modal communications reach, including redundant global SMS and voice delivery capabilities, and is designed to comply with local, technical and regulatory requirements, which we believe has provided us with a competitive advantage. For example, we believe that our early deployment of local SMS codes intended to comply with rules established by the Telecom Regulatory Authority of India allowed us to increase our SMS delivery success rates in India. Our CEM platform builds on the strengths of this critical communications engine, adding capabilities for integrated threat assessment, visualization, incident management and analytics.

Additional core technical attributes of our platform include:

•	Monitors more than 100 types of threat data for situation assessment.

•	Multi-tenant architecture that supports multiple layers of redundancy to maximize uptime and delivery of critical content, regardless of volume or throughput requirements.

•	Dynamic spatial/geographic information system capability to geo-target communications by zip code, street address or a specific radius from a location.

•	Support for two-way communications and alerting on over 100 different devices and endpoints, including landline and wireless phones, hand-held communication and other voice-capable devices, satellite, SMS, two-way radios, outdoor digital signage, sirens and internet enabled devices.

•	Designed to meet rigorous security and compliance requirements for financial services firms, healthcare institutions, the U.S. federal government and other regulated industries, including facilitating compliance with health care requirements such as HIPAA privacy and security standards.

•	Extensive set of APIs and configuration capabilities to allow customers and partners to easily integrate our platform with other systems. Our APIs’ two-way invocation capabilities enable third-party systems to flexibly and easily integrate with our platform.

•	Multi-channel visualization capabilities support integrated views of threats, incidents and status of response to improve management visibility and control.

•	Supports easy-to-use native mobile applications, including multiple secure mobile applications for message initiation, management and reporting.

•	Supports push notifications and two-way conversations that enable mobile users to send and receive secure messages such as text, pictures, videos and the users’ current geographic locations.

Our Contact Stores

Our contact stores manage approximately 130 million contact profiles and connections from more than 3,200 customers based in 28 countries as of December 31, 2016, up from 15 million contact profiles as of December 31, 2012. They are initially created through an upload of contacts from the customer and are automatically updated with the most current contact information provided by the customer or by individuals who opt-in to receive notification from our Community Engagement application. Our contact stores are simultaneously enriched by geographic, situational and other real-time data. Our contact stores are repositories for all contact details, attributes and business rules and preferences, such as a person’s last-known location, language spoken, special needs, technical certifications and on-call status.

We leverage the data contained in our contact stores in a number of significant ways. Our data asset across multiple verticals enables us to develop best practices for reaching the intended contact, on the correct device, at the right location, at the appropriate time. We also use these data to better understand our customer base and their emerging use cases in order to improve our existing applications and develop new applications.

Everbridge Publishing Network

An important component of our platform is our Everbridge Publishing Network, which allows our customers to share relevant situational awareness information with each other. Public safety agencies, for example, can publish information to the Everbridge Publishing Network about incidents that might prove disruptive to the movement of people, goods and services for businesses within a certain area. If any of those businesses are also customers of ours, they will receive this information from a source they know is vetted and reliable, and will be able to take timely steps to mitigate or remediate the situation.

Our Applications

Through our CEM platform, we deliver reliable enterprise-ready applications that provide organizations with the ability to assess threats, locate people, automate actions, monitor incident response, and deliver contextual communications in any volume, in near-real time. We have designed our applications’ user interface to be easy to use. We understand that since some of our applications will be utilized to manage complex situations or to send large volumes of messages to key stakeholders during stressful situations, streamlining the user interface to reduce user errors and anxiety is essential. We conduct extensive usability testing and design reviews with our stakeholders, and have applied in our designs the lessons learned over more than a decade of working with critical communications users and professionals.

Our applications enable:

•	Communications to key stakeholders during emergency situations.

•	Corporate communications with customers and employees.

•	Automated outreach to on-call personnel.

•	Integrated threat assessment and visualization.

•	Workgroup collaboration on mobile devices.

•	Integration of physical security data with location awareness data gathered from travel, network and access systems to rapidly find and communicate with employees during disruptive events.

•	Securely designed and efficiently implemented communications among healthcare providers and patients.

•	Community engagement and collaboration with citizens and businesses.

•	Critical IoT communications between machines and from machines to people

•	Mobile response plan deployment and management of incidence response.

Our applications include:

•	Mass Notification. Our secure, scalable and reliable Mass Notification application is our most established application and enables enterprises and governmental entities to send contextually aware notifications to individuals or groups to keep them informed before, during and after natural or man-made disasters and other emergencies. We provide robust analytics, map-based targeting, flexible group management, distributed contact data, language localization, multiple options for contact data management and a globally-optimized approach to voice and SMS routing. We also support community engagement functionality, which provides a direct link between residents and emergency management departments with the goal of fostering public safety.

•	Safety Connection. Our Safety Connection application enables organizations to send notifications based on dynamic last known location of an individual, including the airport, street, building floor or conference room at which the individual was most recently present, while actively incorporating threat and other data to allow for targeted and relevant communications. When fully deployed, the application can also aggregate near real-time data from multiple sources, including building access control systems, wired and wireless network access points, travel management systems and mobile application check-ins. We believe that Safety Connection represents a significant advance in helping organizations use critical communications to keep their constituents safe, as many current solutions use only static office and residential locations that are not sufficiently location-aware relative to an increasingly mobile workforce.

•	Incident Management. Our Incident Management application enables organizations to automate workflows and make their communications contextually relevant using drag and drop business rules to determine who should be contacted, how they should be contacted and what information is required. We believe that this application decreases costly human errors and reduces downtime, while simultaneously capturing required compliance information. We also support cross-account collaboration and situational intelligence sharing during crises for corporations and communities.

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IT Alerting. Our IT Alerting application enables IT professionals to alert and communicate with key members of their teams during an IT incident or outage, including during a cyber security breach. The application integrates with IT service management platforms, including ServiceNow, and uses automatic escalation of alerts, on-call scheduling and mobile alerting to automate manual tasks and keep IT teams collaborating during an incident. We also provide real-time shift calendars with integrated on-call notifications to help users better manage employee resources and get the right message, to the right person, at the right time through automated staffing. Taken together, our IT Alerting application has the potential to provide meaningful savings to organizations by reducing mean-time-to-repair. Each minute of unplanned downtime costs organizations an average of approximately $5,600, according to Gartner, while 59% of Fortune 500 companies experience 1.6 hours of downtime per week, according to Dunn & Bradstreet. IHS, Inc. estimates information and communication technology downtime costs North American organizations $700 billion per year.

•	Visual Command Center. Our Virtual Command Center application enables customers to monitor and integrate more than 100 types of threat data, as well as information on internal incidents, to generate and visualize an alert when potential risks occur within proximity of an organization’s physical locations, suppliers, assets or people. The solution improves the ability to more quickly understand and assess the impact of threats, execute the correct response, and monitor on-going resolution in order to mitigate risk to personnel safety, business continuity, assets and supply chain operations.

•	Community Engagement. Our Community Engagement application integrates emergency management and community outreach by providing local governments with a unified solution to connect residents to their public safety department, public information resources, and neighbors via social media and mobile applications. This creates a stronger and more engaged community improving the communication reach for emergency personnel, while providing residents with real-time emergency and community information, and allows residents to anonymously opt-in and provide tips. For example, the City of Philadelphia experienced a 70% increase in opt-ins in 2015 with our Community Engagement application.

•	Crisis Commander. Our Crisis Commander application provides mobile access to crisis, recovery and brand protection plans, as well as the capability to manage a crisis or event through role-based assignments and status updates. Organizations can enhance their overall crisis management efforts by making plans readily available to responders on the most popular mobile platforms regardless of their location. The application also simplifies updating plans for changes to personnel or processes, and enhances visibility into response progress during a critical event.

•	Secure Messaging. Our Secure Messaging application meets the compliance and security requirements of organizations that need to provide an alternative way for their employees to communicate and share nonpublic information. A tailored version of our Secure Messaging application, CareConverge, is designed for medical professionals and facilitates HIPAA-compliant communications without the need for pagers and other single use devices, supporting the development of a “connected” hospital. CareConverge also facilitates telemedicine by allowing medical professionals to hold video conferences with patients and other medical professionals as well as share medical imaging, lab results and other critical information. Our Secure Messaging application also enables financial services organizations’ employees and customers to securely communicate via text, voice, and video, while remaining FINRA compliant.

Our Technology

The design and development of our applications and our critical communication and critical event management platforms include the following key attributes:

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Robust, Enterprise-Grade Scalability and Reliability.  Given the mission-critical nature of our solutions, our multi-tenant platform was designed to provide a robust, high level of resiliency, scalability and redundancy. We use multiple geographically distributed service providers and communications carriers to achieve a high degree of redundancy, fault tolerance and cost-effective operations. We have multiple layers of redundancy and a horizontal scaling model across our infrastructure to deliver high availability and performance. Our redundant data centers are located in Los Angeles, California; Denver, Colorado; San Francisco, California; Dallas, Texas; St. Louis, Missouri; and Toronto, Canada as well as in Germany, the United Kingdom and the Netherlands. Similarly, we leverage redundant downstream communications providers to enable our services to remain uninterrupted even if a particular provider encounters technical difficulties.

•	Multi-Modal, Globally Local Communications Delivery. We optimize international call routing across hundreds of telecommunications providers to enable higher voice quality, improved delivery rates during emergencies and the ability to configure local caller IDs to improve recognition and answer rates. We also work with multiple SMS providers to identify regulatory hurdles and deploy and actively manage an optimal mix of national and international SMS codes to ensure high delivery and response rates.

•	Security and Compliance. Our security and data protection policies and controls are based on the Federal Information Security Management Act risk management framework defined by the National Institute of Standards and Technology, or NIST, special publication, or SP, 800-37. To meet the rigorous standards of our enterprise and government customers, an independent and accredited third-party security assessment firm annually verifies our compliance with over 800 security and data protection requirements detailed in NIST SP 800-53. Through this process, we map our compliance with other security and data privacy frameworks including ISO 27001 and HIPAA. In addition, we hold certifications including SysTrust Statement on Standards for Attestation Engagements No. 16, Service Operations Controls 2 & 3.We have also been awarded approvals by DHS that enable us to receive priority treatment for vital voice and data circuits or other telecommunications services. More recently, our critical communications solutions received designation under the SAFETY Act and certification by DHS that places us on the approved product list for homeland security and provides us with the highest level of liability protection available under the SAFETY Act. The certification similarly protects our customers from legal liability claims arising from acts of terrorism, as contemplated by the SAFETY Act. Further, our solutions are accredited under FISMA and we are certified under the EU-US Privacy Shield to meet regulatory requirements governing the processing of European Union residents’ personal data outside of the European Union.

•	Hybrid Infrastructure. To provide highly scalable and global solutions, we employ redundant, geographically diverse production implementations of our platform infrastructure in multiple SOC 2-compliant data center facilities in North America and Europe. Within each data center, we utilize a hybrid-cloud architecture that enables us to leverage both proprietary and third-party infrastructure services to enable “on-demand” capacity and performance without substantial upfront investment. Our hybrid-cloud architecture enables our customers to select the location in which to store their contact data, allowing for compliance with local and international data privacy laws. Our architecture also enables our platform to dynamically determine the best location from which to deliver critical communications on behalf of our customers and solves many international communications delivery challenges by utilizing in-country or in-region telephony, messaging and data communication providers. Our infrastructure is continuously maintained and monitored by dedicated engineers based in redundant network operations centers in the Los Angeles and Boston areas.

•	Dynamic Location Detection. Our platform can create and update dynamic data sets containing a contact’s last-known location, including the airport, street, building floor or conference room at which the contact was most recently present. Multiple data sources can be aggregated including building access control and badging systems, wired and wireless network access points, and corporate travel management and office hoteling systems. These data are used to best locate a contact in an emergency or critical business situation, independent of the contact’s home or office location. Contacts can also share their location via a three-in-one mobile panic button application, which sends a panic message to the applicable organization’s security team, and also includes the ability to send audio and video content, to check-in to capture and report geo-location data and to establish a safe corridor through a potentially unsafe area.

Our Comprehensive Customer Support Services

We are committed to the success of our customers. We demonstrate this commitment by offering a comprehensive set of support services to help our customers get started quickly, follow best practices, and realize on-going value from our critical communications solution. Our support services include:

•	Rapid Onboarding. We leverage a proven methodology and domain expertise, honed through thousands of customer on-boardings worldwide, to enable rapid use of our platform and compliance with industry best practices. Promptly after a customer purchases one or more of our applications, our dedicated onboarding team begins to configure our solutions to meet the customer’s needs, including specific messages and scenarios, ad-hoc report templates and incident management reviews. The onboarding service incorporates years of critical communications experiences, including our critical communications certification training through Everbridge University, to improve customer success. The average implementation time for new customers purchasing our solutions is 10 hours.

•	Everbridge University. We offer online education, training and professional development through Everbridge University, with role-based training modules that can be customized to meet a customer’s needs and that can facilitate formalized knowledge transfer and ensure ongoing self-sufficiency. Everbridge University is available anytime, online and is configured for self-paced use. To date, Everbridge University has delivered over 700,000 online training lessons.

•	Dedicated Account Management. We assign dedicated account managers to all customers. Our account managers work exclusively with customers in a specific industry so they understand the applicable needs and challenges. They act as informed guides to help our customers make effective decisions in deploying our applications. Account managers perform regular service reviews and post-incident analyses of customer communications to incorporate communication best practices, and recommend additional applications to meet the customer’s critical communications needs.

•	24/7 Technical Support & Emergency Live Operator Service. We have established geographically redundant technical support centers in the Los Angeles, California; Boston, Massachusetts; and London, United Kingdom areas. From these support centers, we offer our customers 24/7 support by phone, email or through our online support center. In addition, our support centers offer a 24/7 emergency live operator service to assist customers with sending critical communications.

•	Premium Support Services. With an understanding of the critical role that our solution plays, we have invested in assembling an expert professional services organization to deliver premium support service packages to our customers. Our professional services team includes certified emergency management and critical communications practitioners. Our premium support services address the unique challenges of customers’ organizational structures, operational requirements, implementation and training needs. We believe that we help customers achieve faster time-to-value by providing on-site project management, consultation with a certified critical communications professional, creation of client-specific message and scenarios, development of ad-hoc report templates and on-site emergency and incident management reviews.

Our Customers

Our customer base has grown from 867 customers at the end of 2011 to more than 3,200 customers as of December 31, 2016. We define a customer as a contracting entity from which we generated $100 or more of revenue in the prior month, either directly or through a channel partner. We do not include customers of our wholly-owned subsidiary, Microtech, which generates an immaterial amount of our revenue in any given year. At the end of 2011 we had 20 customers with contracts valued at $100,000 or more, whereas as of December 31, 2016 we had 106 customers with contracts valued at $100,000 or more, including eight customers with contracts in excess of $500,000. As of December 31, 2016, our customers were based in 28 countries and included eight of the 10 largest U.S. cities, eight of the 10 largest U.S.-based investment banks, 24 of the 25 busiest North American airports, six of the 10 largest global consulting firms, six of the 10 largest global auto makers, all four of the largest global accounting firms, four of the 10 largest U.S.-based health care providers and four of the 10 largest U.S.-based health insurers. We provide solutions to customers of varying sizes, including enterprises, small businesses, non-profit organizations, educational institutions and government agencies. Our customers span a wide variety of industries, including technology, energy, financial services, transportation, healthcare and life sciences, manufacturing, media and entertainment, retail, higher education and professional services. For the year ended December 31, 2016, 49% of our revenue was generated from enterprise customers, 35% from government and government-related customers and 16% from healthcare-related customers. No customer contributed more than 5% of our total revenue for the year ended December 31, 2016.

Some of our representative customers by sector include the following:

Enterprise	Healthcare	State and Local Government
Alexion Pharmaceuticals	Alexian Brothers Medical Center	Boston Police Department
Cardtronics	Boston Children’s Hospital	Chicago Department of Aviation
Choice Hotels	Catholic Health Initiatives	City of Torrance
Customers Bank	Children’s Hospital of Philadelphia	Florida Division of Emergency Management
Digital Realty DTE Energy East West Bank EnerNOC Ericsson Express Scripts Facebook KOR Energy Pearson Sierra Nevada Uber Xerox

Covenant Health System

Doctors Health at Renaissance Health System

Florida Health

Hawaii Pacific Health

Molina Healthcare

Penn State Health Milton S. Hershey Medical Center

Penrose St. Francis Health Services

Spectrum Health

Vanderbilt University Medical Center

Los Angeles Police Department

Miami International Airport

Muskingum Watershed Conservancy District

National Capital Region

Northeast Region Community Awareness

Emergency Response

State of Connecticut, Department of

Emergency Services and Public Protection

University of Louisiana System

U.S. Department of Transportation

Everbridge Case Studies

Sales and Marketing

Our sales and marketing organizations collaborate to create brand preference, efficiently and effectively generate leads, build a strong sales pipeline and cultivate customer relationships to help drive revenue growth. Our go-to-market strategy consists of a strong thought-leadership program, digital marketing engine and a diversified sales organization designed to efficiently sell across vertical markets to organizations of all sizes. We have dedicated sales teams focused on corporate customers, government customers and healthcare organizations, which covers U.S. federal, state and local governmental entities.

We believe that our sales and marketing model is economically compelling. We spent $0.93 and $0.95 to generate each $1.00 of new sales in 2015 and 2016, respectively, which reflects our sales and marketing expense incurred in 2015 and 2016 (other than expense related to full-time employees dedicated to client retention) compared to 12 months of contract value for contracts entered into in 2015 and 2016, and $0.06 to renew each $1.00 of renewal sales in each of 2015 and 2016, which reflects our sales and marketing expense related to full-time employees dedicated to client retention compared to 12 months of contract value for contracts renewed in 2016 and 2015.

Sales

We sell our solutions through our telephone and direct inside sales teams, a direct field sales team and a growing partner channel. Our global sales teams focus on both new customer acquisition and up-selling and cross-selling additional and new offerings, respectively, to our existing customers. Our sales teams are organized by geography, consisting of the Americas; Europe, the Middle East and Africa, or EMEA; as well as by target organization size. Our inside sales team focuses typically on small and middle-market transactions, while larger or more complex transactions are generally handled by our direct field sales teams. Our highly trained sales engineers help define customer use cases, manage pilots and train channel partners.

In addition to the vertical and geographic distribution of our salesforce, we have dedicated teams of account executives focused on net new accounts, account managers responsible for renewal and growth of existing accounts, and business development representatives targeting new and growth business opportunity creation. Our sales representatives use phone, email and web meetings to interact with prospects and customers. In 2016, we increased the headcount of our sales organization, and we intend to continue to invest in building our global sales and go-to-market organizations.

We also sell through channel partners both domestically and internationally. To help integrate our applications with other third-party services and take advantage of current and emerging technologies, we seek to enter into alliances with leading technology companies.

Marketing

We focus our marketing efforts on increasing the strength of the Everbridge brand, communicating product advantages and business benefits, generating leads for our salesforce and channel partners, leveraging geographic market strengths and driving product adoption. We run campaigns that take advantage of a network effect in which success within a region encourages other organizations within that area to choose our solutions, in part to be using a system consistent with that of other entities in the area with which they may share information or best practices. We deliver targeted content to demonstrate our thought leadership in critical communications best practices and use digital advertising methods to drive conversion of potential prospects, which convert to opportunities for our sales organization.

Our marketing team focuses on inbound marketing through our industry-leading content, resources, and sharing customer best practices. We rely on multiple marketing and sales automation tools to efficiently market to, and automatically identify qualified individuals using product and industry specific criteria. We use multiple marketing tactics to engage with prospective customers including: email marketing, event marketing, print and digital advertising, and webinar events. We engage with existing customers to provide vertically-based education and awareness and to promote expanded use of our current and new software offerings within these customers. We also host regional and national events to engage both customers and prospects, deliver product training and foster community.

Research and Development

We invest substantial resources in research and development and leverage offshore development in multiple geographies to implement a “follow the sun” engineering strategy and to increase the efficiency of our overall development efforts. We enhance our core technology platform and applications, develop new end market-specific solutions and applications, and conduct application and quality assurance testing. Our technical and engineering team monitors and tests our applications on a regular basis, and we maintain a regular release process to refine, update, and enhance our existing applications. Research and development expense totaled $7.4 million, $11.5 million and $14.8 million for 2014, 2015 and 2016, respectively.

Our Competition

The market for CEM solutions is highly fragmented, intensely competitive and constantly evolving. We compete with an array of established and emerging companies, many of whom are single product or single market focused, as well as in-house solutions. With the introduction of new technologies and market entrants, we expect the competitive environment to remain intense going forward. The primary competitors for our Mass Notification and Incident Management applications include: BlackBerry Limited, Emergency Communications Network, F24 AG, Enera Inc., Nuance Communications, Inc., SWN Communications Inc. and SunGard Data Systems Inc. The primary competitors for our IT Alerting application include: PagerDuty, Inc. and xMatters, Inc. The primary competitors for our Secure Messaging application include: DocHalo, LLC, Spok, Inc., Perfect Serve, Inc. and TigerText, Inc. With respect to our recent acquisitions, the primary competitors for our Visual Command Center and Crisis Commander applications include Planet Risk Inc. and In Case of Crisis, respectively.

We compete on the basis of a number of factors, including:

•	product functionality, including local and multi-modal delivery in international markets;

•	breadth of offerings;

•	performance, security, scalability and reliability;

•	compliance with local regulations and multi-language support;

•	brand recognition, reputation and customer satisfaction;

•	ease of implementation, use and maintenance; and

•	total cost of ownership.

We believe that we compete favorably with respect to all of these factors and that we are well positioned as a leading provider of targeted and contextually relevant critical communications.

Intellectual Property

Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. To safeguard these rights, we rely on a combination of patent, trademark, copyright and trade secret laws and contractual protections in the United States and other jurisdictions.

As of December 31, 2016, we had 14 issued patents and four patent applications pending in the United States. We also had one issued patent in Canada. We cannot assure you that any patents will issue from any patent applications, that patents that issue from such applications will give us the protection that we seek or that any such patents will not be challenged, invalidated, or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers.

We have registered the “Everbridge” and “Nixle” names in the United States, and have registered the “Everbridge” name in the European Union. We have registrations and/or pending applications for additional marks in the United States; however, we cannot assure you that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights.

We also license software from third parties for integration into our offerings, including open source software and other software available on commercially reasonable terms. We cannot assure you that such third parties will maintain such software or continue to make it available.

We are the registered holder of a variety of domestic and international domain names that include everbridge.com, as well as similar variations on that name.

In order to protect our unpatented proprietary technologies and processes, we rely on trade secret laws and confidentiality agreements with our employees, consultants, vendors and others. Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights, or develop similar technologies and processes. Further, the contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights.

If we become more successful, we believe that competitors will be more likely to try to develop solutions that are similar to ours and that may infringe our proprietary rights. It may also be more likely that competitors or other third parties will claim that our solutions infringe their proprietary rights.

Patent and other intellectual property disputes are common in our industry and we have been involved in such disputes from time to time in the ordinary course of our business. Some companies, including some of our competitors, own large numbers of patents, copyrights and trademarks, which they may use to assert claims against us. Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against us. They may also assert such claims against our customers whom we typically indemnify against claims that our solution infringes, misappropriates or otherwise violates the intellectual property rights of third parties. As the numbers of products and competitors in our market increase and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business.

Government Regulation

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business. These laws and regulations may involve privacy, data protection, intellectual property, competition, consumer protection, export taxation or other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. Because global laws and regulations have continued to develop and evolve rapidly, it is possible that we may not be, or may not have been, compliant with each such applicable law or regulation.

Culture and Employees

We believe that our culture has been a key contributor to our success to-date and that the critical nature of the solutions that we provide promotes a sense of greater purpose and fulfillment in our employees. We have invested in building a strong corporate culture and believe it is one of our most important and sustainable sources of competitive advantage.

As of December 31, 2016, we had 467 full-time employees, including 98 in data center operations and customer support, 182 in sales and marketing, 123 in research and development and 64 in general and administrative. As of December 31, 2016, we had 360 full-time employees in the United States and 107 full-time employees internationally. None of our U.S. employees are covered by collective bargaining agreements. We believe our employee relations are good and we have not experienced any work stoppages.

Facilities

Our principal executive offices are located in Burlington, Massachusetts, where we occupy an approximately 45,000 square-foot facility under a lease expiring on May 31, 2022, and in Pasadena, California, where we occupy an approximately 19,000 square-foot facility under a lease expiring on June 30, 2018. We also have offices in San Francisco, California; Lansing, Michigan; Windsor, United Kingdom; Colchester, United Kingdom, Norsburg, Sweden and Beijing, China.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Segments

We view our operations and manage our business as one operating segment. See our consolidated financial statements for a discussion of revenues, operating loss, net loss and total assets.

Geographic Information

For a description of our revenue and long-lived assets by geographic location, see note 16 to our consolidated financial statements included in this prospectus.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of December 31, 2016:

Name	Age	Position(s)
Executive Officers
Jaime Ellertson . . .	59	President, Chief Executive Officer and Chairman of the Board of Directors
Kenneth S. Goldman . . .	57	Senior Vice President, Chief Financial Officer and Treasurer
Imad Mouline . . . . . .	46	Senior Vice President and Chief Technology Officer
Joel Rosen . . .	58	Chief Marketing Officer
Elliot J. Mark	51	Senior Vice President and General Counsel
Scott Burnett .	51	Senior Vice President, Operations
Yuan Cheng . . .	45	Senior Vice President, Engineering
Nicholas Hawkins . .	54	Managing Director, EMEA
Gary Phillips . .	57	Senior Vice President, Sales
Claudia Dent . . . . . . . . . . .	56	Senior Vice President, Product Management

Non-Employee Directors
Richard D’Amore . .	63	Director
Bruns Grayson . . .	69	Director
David Henshall .	48	Director
Kent Mathy . . .	57	Director
Cinta Putra . . . .	51	Director

Executive Officers

Jaime Ellertson has served as our President and Chief Executive Officer since September 2011 and as Chairman of our board of directors since March 2011, after joining our board of directors in April 2010. From November 2010 to September 2011, Mr. Ellertson was Chief Executive Officer and chairman of the board of directors of CloudFloor Corporation, a provider of cloud solutions, which we acquired in 2011. Previously, Mr. Ellertson served as the Chief Executive Officer and President and as a member of the board of directors of Gomez Inc., a company specializing in monitoring and managing website data and web application performance, from December 2005 to October 2010. From 2000 to July 2005, Mr. Ellertson served as Chief Executive Officer and President and as a member of the board of directors of S1 Corporation, a software provider to the financial services marketplace, which was acquired by ACI Worldwide Inc. He also previously served as chairman of the board of directors and Chief Executive Officer of Interleaf, Inc., a provider of software tools for e-content management, from 1997 until its acquisition by BroadVision, Inc. in April 2000, after which he served as Executive Vice President and General Manager of Worldwide Strategic Operations for BroadVision, a provider of self-service applications, until November 2000. Earlier in his career, Mr. Ellertson founded several software companies including Openware Technologies Inc., Document Automation Corporation and Purview Technologies Inc. Since June 2014, Mr. Ellertson has served as chairman of the board of directors of hVIVO PLC, a viral challenge and services company, and since August 2012, Mr. Ellertson has served as a member of the board of directors of PeopleFluent, Inc., a provider of human capital management software and services. From December 2010 to December 2014, Mr. Ellertson served as a member of the board of director of Qvidian, a provider of cloud-based sales execution solutions. Our board of directors believes that Mr. Ellertson’s business expertise and his daily insight into corporate matters as our Chief Executive Officer qualify him to serve on our board of directors.

Kenneth S. Goldman has served as our Senior Vice President and Chief Financial Officer since April 2015. From July 2014 to March 2015, Mr. Goldman was Executive Vice President and Chief Financial Officer of Fiksu, Inc., a provider of mobile application marketing technologies. Previously, Mr. Goldman served as Executive Vice President and Chief Financial Officer of Black Duck Software, Inc., an open source software solutions provider, from March 2008 to July 2014, as Senior Vice President, Chief Financial Officer and a member of the board of directors of Salary.com, a provider of compensation management software, from March 2006 to February 2008, as a principal and Mirus Capital Advisors, Inc., an investment banking firm, from April 2004 to March 2006. Earlier in his career, Mr. Goldman held financial executive leadership positions at LODESTAR Corporation, a provider of software solutions for energy market participants that was acquired by Oracle Corporation, Student Advantage, Inc., a provider of marketing and commerce solutions aimed at college students, and MediaMap, Inc., a provider of workflow and database management solutions that was acquired by Cision, Inc. Mr. Goldman began his career at KPMG LLP. He is a CPA and holds a B.S. in accounting and managerial law & public policy, from the Martin J. Whitman School of Management at Syracuse University.

Imad Mouline has served as our Senior Vice President and Chief Technology Officer since September 2011. From March 2011 to September 2011, Mr. Mouline was Chief Technology Officer of CloudFloor. Previously, Mr. Mouline served as Chief Technology Officer of Compuware Corporation’s Application Performance Management Solutions division from November 2009 to March 2011, as Chief Technology Officer of Gomez from January 2006 to November 2009 and as Chief Technology Officer of S1 from June 2001 to October 2005. Earlier in his career, Mr. Mouline held positions at BroadVision and Interleaf. Mr. Mouline holds an S.B. in Management Science / Information Technology from the Massachusetts Institute of Technology.

Joel Rosen has served as our Chief Marketing Officer since January 2016. From September 2013 to October 2015, Mr. Rosen served as Executive Vice President, Product and Marketing of Endurance International Group, Inc., a web hosting company. Previously, Mr. Rosen was a principal at Landmark Associates, a consulting company, from September 2008 to September 2013, was President and Chief Executive Officer of Tizor Systems, Inc., a data security company which was subsequently acquired by Netezza Corp., from June 2006 to August 2008 and was a partner at Charles River Ventures, a venture capital firm, from September 2001 to June 2005. Earlier in his career, Mr. Rosen was President and Chief Executive Officer of NaviSite Inc., a web hosting company which was subsequently acquired by Time Warner Cable Inc., and also held positions at Aspen Technology, Inc., a software solutions provider for process manufacturers, and at Bain & Company, a management consulting firm. Mr. Rosen holds a B.A. in economics from Harvard University and an M.B.A. from Harvard Business School.

Elliot J. Mark has served as our Senior Vice President and General Counsel since November 2015. From September 2010 to November 2015, Mr. Mark served as Vice President and General Counsel of Northern Power Systems Corp., a designer and manufacturer of wind turbines and power converters. Previously, Mr. Mark served as General Counsel of Gomez from May 2009 to February 2010, as Senior Vice President and General Counsel of Salary.com from October 2006 to January 2009 and as Senior Vice President and General Counsel of Viisage Technology, Inc., a provider of identity verification technology, from August 2003 to September 2006. Earlier in his career, Mr. Mark held positions at eRoom Technology Inc., a provider of collaboration software, SimPlayer.com Ltd., a sports media technology company, Arthur D. Little Inc., a management consulting firm, and Molten Metal Technology Inc., a recycling technology company. Mr. Mark holds a B.A. in international relations from Wesleyan University and a J.D. from Georgetown University Law Center.

Scott Burnett has served as our Senior Vice President, Operations since March 2013. From March 2011 to March 2013, Mr. Burnett served as Executive Vice President, Product Development, Engineering and Operations for Axeda Corporation, a provider of software for connected products that was acquired by PTC. Previously, Mr. Burnett served as Vice President, Global Engineering and Operations of Compuware’s Application Performance Management Solutions division from January 2010 to March 2011 and as Vice President, Global Engineering and Operations of Gomez, from September 2007 to January 2010. Earlier in his career, Mr. Burnett held positions at Arbor Networks, a provider of network security solutions, ModusLink Global Solutions, Inc. (formerly CMGI, Inc.), an Internet investment and holding company, and Liberty Global plc, a telecommunications company. Mr. Burnett holds a B.S.E.E. in electrical engineering and computer science from the Georgia Institute of Technology and an M.S.E.E. in electrical engineering and communication systems management from Southern Methodist University.

Yuan Cheng has served as our Senior Vice President, Engineering since April 2012. From March 2011 to April 2012, Mr. Cheng served as Chief Executive Officer of Hypersun Group Ltd., an internet and software engineering services firm, which we acquired in 2012. Previously, Mr. Cheng served as General Manager of Gomez’s China operations from March 2006 to February 2011 and as manager of the BroadVision Commerce product at BroadVision from January 2001 to January 2006. Mr. Cheng holds a B.E. in precisions instruments from Tsinghua University and a Ph.D. in mechanical engineering from the Massachusetts Institute of Technology.

Nicholas Hawkins has served as our Managing Director, EMEA since April 2015. From March 2012 to March 2015, Mr. Hawkins served as Vice President of Sales, EMEA at Trustwave Holdings, Inc., an information security company, from January 2010 to January 2012, Mr. Hawkins served as Vice President, EMEA Managed Service Products at M86 Security Ltd., an information security company, and from January 2008 to December 2009, Mr. Hawkins served as Vice President, EMEA Sales at M86 Security. Earlier in his career, Mr. Hawkins held sales positions at Marshal Systems Ltd., a global information security company, and MessageLabs, an integrated messaging and web security services company that was acquired by Symantec Corporation. Mr. Hawkins joined the Metropolitan Police in 1980 and served as an operational police officer in London for 10 years.

Gary Phillips has served as our Senior Vice President, Sales since January 2012. From March 2010 to December 2011, Mr. Phillips served Vice President, North American Sales of Compuware’s Application Performance Management Solutions division and as Vice President, North American Sales of Gomez from September 2009 to March 2010. Previously, Mr. Phillips served as Chief Executive Officer of Marathon Technologies Corp., a software and network technology company, from May 2005 to July 2009. Earlier in his career, Mr. Phillips held positions at Avaki, a provider of enterprise network solutions, BroadVision and Interleaf, a provider of software products for the publishing industry. Mr. Phillips holds a B.S. in business administration and marketing from Plymouth State University.

Claudia Dent has served as our Senior Vice President, Product Management since November 2016. From August 2012 to November 2016, Ms. Dent served as our Vice President, Product Management. From November 2010 to July 2012, Ms. Dent served as Vice President, Product Management of the Application Performance Management Solutions division of Compuware, and as Vice President, Product Management of Gomez, a company specializing in monitoring and managing website data and web application performance, from December 2008 to November 2010. Previously, Ms. Dent served as Senior Vice President of Marketing for Ounce Labs, a security software company from June 2006 to September 2008. Earlier in her career, Ms. Dent served as Vice President, Business Development at Rational IBM, Vice President and General Manager, Rational Suite Business Unit, of Rational Software and held other sales, marketing and product management positions at Interleaf and IBM. Ms. Dent holds a B.S. in Electrical Engineering from the University of Rhode Island.

Non-Employee Directors

Richard D’Amore has served as a member of our board of directors since April 2015. Mr. D’Amore has been a General Partner of North Bridge Venture Partners, an early-stage venture capital and growth equity firm, since its inception in 1994. From 1982 until starting North Bridge, Mr. D’Amore served in various roles at Hambro International Equity Partners. Previously, Mr. D’Amore worked as a consultant at Bain and Company and as a certified public accountant with Arthur Young and Company. Mr. D’Amore has served as a member of the board of directors of Veeco Instruments, Inc., a developer and manufacturer of electronics equipment, since 1990. From 1997 to 2010, Mr. D’Amore served as a member of the board of directors of Phase Forward Incorporated, a provider of software solutions for clinical trial and drug safety monitoring that was acquired by Oracle Corporation. Mr. D’Amore holds a B.S. in business from Northeastern University and an M.B.A. from Harvard Business School. Our board of directors believes that Mr. D’Amore’s broad entrepreneurial experience and his extensive service on public company boards qualify him to serve on our board of directors.

Bruns Grayson has served as a member of our board of directors since 2011. Mr. Grayson is a managing partner at ABS Ventures, a venture capital firm, where he has managed all of the firm’s venture capital partnerships since 1983. Mr. Grayson began his career as a venture capitalist in 1981 at Adler & Co., a venture capital firm. Previously, Mr. Grayson was an associate at McKinsey and Co., a management consulting firm. From May 2009 to December 2013, Mr. Grayson served as a member of the board of directors of Active Network, Inc., a provider of cloud computing applications. Mr. Grayson holds a B.A. in history from Harvard College, an M.A. in politics and philosophy from Oxford University and a J.D. from the University of Virginia Law School. Our board of directors believes that Mr. Grayson’s experience investing in technology business and his service on numerous private and public company boards qualify him to serve on our board of directors.

David Henshall has served a member of our board of directors since July 2015. Mr. Henshall has served as Executive Vice President and Chief Financial Officer of Citrix Systems, Inc., a provider of workplace mobility solutions, since September 2011 and as Citrix’s Chief Operating Officer since February 2014. Mr. Henshall served as Citrix’s Acting Chief Executive Officer and President from October 2013 to February 2014. From January 2006 to September 2011, Mr. Henshall served as Citrix’s Senior Vice President and Chief Financial Officer, and from April 2003 to January 2006, he served as Citrix’s Vice President and Chief Financial Officer. Since January 2017, Mr. Henshall has served on the board of directors of LogMeIn, Inc., a provider of cloud-based remote connectivity service. Our board of directors believes that Mr. Henshall’s financial expertise and experience on the technology industry qualify him to serve on our board of directors.

Kent Mathy has served as a member of our board of directors since August 2012. Since November 2013, Mr. Mathy has served as a President, Southeast Region of AT&T Mobility. From November 2008 to November 2013, Mr. Mathy was President, North Central Region for AT&T Mobility, and from December 2007 to November 2008, he was President, Small Business for AT&T Mobility. From January 2003 to December 2007, he was President, Business Markets Group at the former Cingular Wireless. Earlier in his career, Mr. Mathy held a variety of management positions at AT&T over a period of 18 years. Mr. Mathy holds a B.A. in marketing from the University of Wisconsin-Oshkosh and attended the University of Michigan, Executive Program in 1993. Our board of directors believes Mr. Mathy’s experience in the telecommunications industry qualifies him to serve on our board of directors.

Cinta Putra has served as a member of our board of directors since November 2002 but has informed us that she does not plan to stand for re-election at the 2017 Annual Meeting of Stockholders. Ms. Putra was a co-founder of Everbridge and served as our Chief Executive Officer from November 2002 to September 2011 and as our Chief Financial Officer and Senior Vice President, Business Operations from September 2011 to November 2014. Since November 2016, Ms. Putra has served as the President and Chief Executive Officer of Kodaina, Inc., an investment management company, and since January 2016, she has served as the Chief Executive Officer of Eve Hansen LP, a cosmetics company. Our board of directors believes that Ms. Putra’s deep understanding of our business and technology and her role as a co-founder of our company qualify her to serve on our board of directors.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board Composition

Our board of directors currently consists of six members. In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	Class I consists of Mr. Ellertson and Ms. Putra, whose term will expire at our annual meeting of stockholders to be held in 2017;

•	Class II consists of Messrs. Henshall and Mathy, whose term will expire at our annual meeting of stockholders to be held in 2018; and

•	Class III consists of Messrs. D’Amore and Grayson, whose term will expire at our annual meeting of stockholders to be held in 2019.

Our amended and restated bylaws provide that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Messrs. D’Amore, Grayson, Henshall and Mathy, representing four of our six directors, are “independent directors” as defined under current rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our corporate governance guidelines provide that one of our independent directors shall serve as a lead independent director at any time when an independent director is not serving as the chairman of the board of directors. Our board of directors has appointed Mr. Grayson to serve as our lead independent director. As lead independent director, Mr. Grayson presides over periodic meetings of our independent directors, coordinates activities of the independent directors and performs such additional duties as our board of directors may otherwise determine and delegate.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. From time to time, our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

Our audit committee consists of three directors, Messrs. D’Amore, Henshall and Mathy, each of whom our board of directors has determined satisfies the independence requirements for audit committee members under the listing standards of the NASDAQ Stock Market and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Each member of our audit committee meets the financial literacy requirements of the listing standards of the NASDAQ Stock Market. Mr. D’Amore is the chairman of the audit committee and our board of directors has determined that Mr. D’Amore is an audit committee “financial expert” as defined by Item 407(d) of Regulation S-K under the Securities Act. The principal duties and responsibilities of our audit committee include, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related party transactions;

•	obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the NASDAQ Stock Market.

Compensation Committee

Our compensation committee consists of three directors, Messrs. D’Amore, Grayson and Mathy, each of whom our board of directors has determined is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act and an outside director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. Mr. Grayson is the chairman of the compensation committee. The composition of our compensation committee meets the requirements for independence under current listing standards of the NASDAQ Stock Market and current SEC rules and regulations. The principal duties and responsibilities of our compensation committee include, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and approving, or recommending that our board of directors approve, the terms of compensatory arrangements with our executive officers;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy.

Our compensation committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the NASDAQ Stock Market.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of three directors, Messrs. Grayson, Henshall and Mathy. Mr. Henshall is the chairman of the nominating and corporate governance committee. The composition of our nominating and governance committee meets the requirements for independence under current listing standards of the NASDAQ Stock Market and current SEC rules and regulations. The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying, evaluating and selecting, or recommending that our board of directors approve, nominees for election to our board of directors and its committees;

•	evaluating the performance of our board of directors and of individual directors;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing an annual evaluation of the board’s performance.

Our nominating and governance committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the NASDAQ Stock Market.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. The Code of Conduct is available on our website at www.everbridge.com. The nominating and corporate governance committee of our board of directors is responsible for overseeing the Code of Conduct and must approve any waivers of the Code of Conduct for employees, executive officers and directors. Any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table sets forth information regarding compensation earned with respect to the years ended December 31, 2016 and December 31, 2015 by our principal executive officer and the next two most highly compensated executive officers in 2016. These individuals are our named executive officers for 2016.

Name and Principal Position	Year	Salary	Bonus			Option Awards(1)		Non-equity Incentive Plan Compensation(2)	All Other Compensation		Total
Jaime Ellertson(3) . President, Chief Executive Officer and Chairman of the Board of Directors	2016 2015	$250,000 250,000	$	— —		$	— 4,040,226	$100,000 140,000	$3,995 25,912	(4) (5)	$353,995 4,456,138

Joel Rosen . Chief Marketing Officer	2016	$270,000		$25,000	(6)		$933,246	$76,500	$—		$1,304,746

Elliot J. Mark Senior Vice President and General Counsel	2016	$225,000		$—			$541,031	$85,000	$—		$851,031

(1)	This column reflects the full grant date fair value of options granted during the year as measured pursuant to Financial Accounting Standard Board Accounting Standards Codification Topic 718 (ASC 718) as stock-based compensation in our consolidated financial statements. Unlike the calculations contained in our consolidated financial statements, this calculation does not give effect to any estimate of forfeitures related to service-based vesting, but assumes that the named executive officer will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described in note (13) to our consolidated financial statements included in this prospectus.

(2)	See “—Employment Arrangements—2015 Bonus Plan” and “—Employment Arrangements—2016 Bonus Plan” below for descriptions of the material terms of the plans pursuant to which this compensation was awarded.

(3)	Mr. Ellertson is also a member of our board of directors, but did not receive any additional compensation in his capacity as a director.

(4)	Includes amounts paid to Mr. Ellertson for company use of his primary residence for company-related events.

(5)	Includes amounts paid to Mr. Ellertson for company use of his primary residence, vacation residence and boat for company related events.

(6)	Consists of a signing bonus paid to Mr. Rosen pursuant to his employment agreement.

Outstanding Equity Awards as of December 31, 2016

The following table sets forth certain information about outstanding equity awards granted to our named executive officers that remain outstanding as of December 31, 2016.

	Option awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price(2) ($)	Option Expiration Date
Jaime Ellertson	7/15/2015	162,891	358,362	(3)	13.63	7/15/2025
Joel Rosen	5/11/2016	—	104,348	(4)	14.66	5/11/2026
Elliot J. Mark	1/6/2016	15,217	45,653	(5)	14.66	1/6/2026

(1)	All of the option awards listed in the table above were granted under our 2008 Equity Incentive Plan. The terms of this plan are described below under “—Equity Incentive Plans.”

(2)	All of the option awards listed in the table above were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, which was based on the closing market price of our common stock as reported on the NASDAQ Global Market in the case of awards granted after our IPO, and which was determined in good faith by our board of directors with the assistance of a third-party valuation expert in the case of awards granted prior to our IPO.

(3)	Option vests over a four-year period as to 25% of the common stock underlying the option on July 15, 2016 and as to 75% of the common stock underlying the option in 12 equal quarterly installments at the end of each three-month period thereafter, subject to Mr. Ellertson’s continuous service through each vesting date.

(4)	Option vests over a four-year period as to 25% of the common stock underlying the option on January 20, 2017 and as to 75% of the common stock underlying the option in 12 equal quarterly installments at the end of each three-month period thereafter, subject to Mr. Rosen’s continuous service through each vesting date.

(5)	Option vests over a four-year period as to 25% of the common stock underlying the option on November 16, 2016 and as to 75% of the common stock underlying the option in 12 equal quarterly installments at the end of each three-month period thereafter, subject to Mr. Mark’s continuous service through each vesting date.

See “—Potential Payments upon Termination or Change of Control” for a description of vesting acceleration applicable to stock options held by our named executive officers.

Employment Arrangements

Below are written descriptions of our employment agreements with each of our named executive officers. Each of our named executive officers’ employment is “at will” and may be terminated at any time.

Jaime Ellertson.  We entered into an employment agreement with Mr. Ellertson in July 2012 setting forth the terms of his employment. Mr. Ellertson was entitled to an initial annual base salary of $250,000, which has not been subsequently increased. Pursuant to the agreement, Mr. Ellertson was granted a restricted stock award of 1,351,349 shares of our common stock in July 2012. Mr. Ellertson is also eligible to receive annual performance bonuses pursuant to the company bonus plans described below, with a target bonus of $200,000 for 2016. Mr. Ellertson’s employment agreement also provides for certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change of Control.”

Joel Rosen.  We entered into an employment agreement with Mr. Rosen in January 2016 setting forth the terms of his employment. Mr. Rosen was entitled to an initial base salary of $270,000, which has not been subsequently increased. Pursuant to the agreement, Mr. Rosen was granted a stock option to purchase 104,348 shares of our common stock in May 2016 that is subject to vesting as to 25% of the underlying shares on January 20, 2017 and as to the remaining shares in equal quarterly installments over 12 quarters thereafter, subject to Mr. Rosen’s continued service. Mr. Rosen is also eligible to receive annual performance bonuses pursuant to the company bonus plans described below, with a target bonus of $90,000 for 2016. Mr. Rosen’s employment agreement also provides for certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change on Control.”

Elliot J. Mark.  We entered into an employment agreement with Mr. Mark in November 2015 setting forth the terms of his employment. Mr. Mark was entitled to an initial base salary of $225,000, which has not been subsequently increased. Pursuant to the agreement, Mr. Mark was granted a stock option to purchase 60,870 shares of our common stock in January 2016 that is subject to vesting as to 25% of the underlying shares on November 16, 2016 and as to the remaining shares in equal quarterly installments over 12 quarters thereafter, subject to Mr. Mark’s continued service. Mr. Mark is also eligible to receive annual performance bonuses pursuant to the company bonus plans described below, with a target bonus of $100,000 for 2016. Mr. Mark’s employment agreement also provides for certain severance benefits, the terms of which are described below under “—Potential Payments Upon Termination or Change on Control.”

2015 Bonus Plan

Mr. Ellertson was eligible to participate in our 2015 management incentive plan, or the 2015 bonus plan. Bonuses were measured as of December 31, 2015 and paid in May 2016. The 2015 bonus plan was designed to motivate and reward executives for the attainment of company-wide performance goals. The annual cash target for Mr. Ellertson was set at $200,000, 65% of which was subject to the achievement of certain sales targets and 35% of which was subject to the achievement of other company objectives. Mr. Ellertson was eligible to receive more than 100% of his target bonuses if the company’s performance exceeded the targets set forth in the 2015 bonus plan. Mr. Ellertson received a bonus of $140,000 pursuant to the 2015 bonus plan.

2016 Bonus Plan

Messrs. Ellertson, Rosen and Mark are eligible to participate in our 2016 management incentive plan, or the 2016 bonus plan. Bonuses are measured as of December 31, 2016 and are expected to be paid in April 2017. The 2016 bonus plan was designed to motivate and reward executives for the attainment of company-wide performance goals. The annual cash targets for Messrs. Ellertson, Rosen and Mark were set at $200,000, $90,000 and $100,000, respectively, 90% of which was subject to the achievement of certain sales, customer retention and growth targets and 10% of which was subject to the achievement of other company objectives. Messrs. Ellertson, Rosen and Mark were eligible to receive more than 100% of their target bonuses if the company’s performance exceeded the targets set forth in the 2016 bonus plan. Messrs. Ellertson, Rosen and Mark will receive bonuses of $100,000, $76,500 and $85,000, respectively, pursuant to the 2016 bonus plan.

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, the named executive officer is entitled to receive amounts earned during his term of service, including salary.

Jaime Ellertson.  Pursuant to his employment agreement, if Mr. Ellertson’s employment with us ends due to his resignation for “good reason” or his termination by us other than for “cause,” he is entitled to (1) continued payment of his base salary for twelve months following his termination and (2) payment of premiums for continued health benefits under either the Company’s sponsored health care program, or COBRA, for twelve months. If Mr. Ellertson’s employment with us ends due to his death or disability, he (or his estate in the event of death) is entitled to continued payment of his base salary for six months following the termination of his employment. Mr. Ellertson’s benefits are conditioned, among other things, on his complying with his post-termination obligations under his employment agreement and signing a general release of claims in our favor. In addition, if our company undergoes a change of control and Mr. Ellertson undergoes an involuntary termination of his employment with us or our successor within 12 months following such change of control, 521,253 of Mr. Ellertson’s outstanding stock options will vest as to 100% of the then-unvested underlying shares of common stock.

Joel Rosen.  Pursuant to his employment agreement, if Mr. Rosen’s employment with us ends due to his resignation for “good reason” or his termination by us other than for “cause,” he is entitled to (1) continued

payment of his base salary for six months following his termination and (2) payment of premiums for continued health benefits under either the Company’s sponsored health care program, or COBRA, for the severance period. If Mr. Rosen’s employment with us ends due to his death or disability, he (or his estate in the event of death) is entitled to continued payment of his base salary for three months following the termination of his employment. Mr. Rosen’s benefits are conditioned, among other things, on his complying with his post-termination obligations under his employment agreement and signing a general release of claims in our favor. In addition, if our company undergoes a change of control and Mr. Rosen undergoes an involuntary termination of his employment with us or our successor within 12 months following such change of control, Mr. Rosen’s outstanding stock options will vest as to 100% of the then-unvested underlying shares of common stock.

Elliot J. Mark.  Pursuant to his employment agreement, if Mr. Mark’s employment with us ends due to his resignation for “good reason” or his termination by us other than for “cause,” he is entitled to (1) continued payment of his base salary for six months following his termination and (2) payment of premiums for continued health benefits under either the Company’s sponsored health care program, or COBRA, for the severance period. If Mr. Mark’s employment with us ends due to his death or disability, he is entitled to one-twelfth (1/12) of his base salary for three months following the termination of his employment. Mr. Mark’s benefits are conditioned, among other things, on his complying with his post-termination obligations under his employment agreement and signing a general release of claims in our favor. In addition, if our company undergoes a change of control and Mr. Mark undergoes an involuntary termination of his employment with us or our successor within 12 months following such change of control, Mr. Mark’s outstanding stock options will vest as to 100% of the then-unvested underlying shares of common stock.

Non-Employee Director Compensation

Effective upon the completion of our initial public offering, our board of directors adopted a director compensation policy for non-employee directors. The policy provides for the compensation of non-employee directors with cash and equity compensation. Under the policy, each non-employee director receives an annual board service retainer of $30,000. The chairperson of each of our audit committee, our compensation committee and our nominating and corporate governance committee receive additional annual committee chair service retainers of $10,000, $5,000 and $5,000, respectively. Other members of our audit committee, our compensation committee and our nominating and corporate governance committee receive additional annual cash retainers of $3,000 for each such committee of which they are a member. The annual cash compensation amounts set forth above are payable in equal quarterly installments, payable in arrears following the end of each calendar quarter in which the board service occurs, prorated for any partial quarters of service. We also reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending meeting of our board of directors or any committee thereof.

In addition to cash compensation, each non-employee director is eligible to receive the nonqualified stock options described below pursuant our 2016 Equity Incentive Plan, or 2016 Plan. Each continuing non-employee director as of the date of each annual meeting of our stockholders will receive an annual grant of a nonqualified stock option to purchase 7,500 shares of our common stock at an exercise price equal to the fair market value of our common stock on such grant date, which will vest in full on the earlier of the first anniversary of such grant date or the date of the next annual stockholders’ meeting, provided that the applicable non-employee director is, as of such vesting date, then a director of our company. All stock options granted under this policy have a term of ten years from the date of grant, subject to earlier termination in connection with a termination of service. Any options granted to a non-employee director pursuant to this policy will become fully vested upon a change in control, as long as such director is providing continuous service as of the date of such change in control. All equity awards under this policy will also be subject to the limitations on compensation payable to non-employee directors set forth in the 2016 Plan.

2016 Director Compensation Table

The following table sets forth information regarding the compensation earned for service on our board of directors during the year ended December 31, 2016 by our directors who were not also our employees. Jaime

Ellertson, our President and Chief Executive Officer, is also a member of our board of directors, but did not receive any additional compensation for his service as a director. Mr. Ellertson’s compensation as an executive officer is set forth above under “Executive and Director Compensation— Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Richard D’Amore	14,048	—	—	14,048
Bruns Grayson	12,416	—	—	12,416
David Henshall.	12,416	—	—	12,416
Kent Mathy	12,742	—	—	12,742
Cinta Putra	9,802	—	—	9,802

(1)	The table below shows the aggregate number of option awards outstanding for each of our non-employee directors as of December 31, 2016:

Name	Option Awards (#)
Richard D’Amore(1)	17,392
Bruns Grayson(1)	17,392
David Henshall(1)	17,392
Kent Mathy(2)	53,190
Cinta Putra	—

(1)	Option vests over a three-year period in 12 equal quarterly installments beginning on July 15, 2015, subject to the recipient’s continued service on our board of directors through each vesting date. Option will vest in full upon our company undergoing a change of control.

(2)	Option is vested in full.

Equity Incentive Plans

2016 Equity Incentive Plan

Our 2016 Plan was adopted by our board of directors on September 1, 2016 and approved by our stockholders on September 1, 2016. As of December 31, 2016, no shares of our common stock have been issued pursuant to the exercise of options granted under our 2016 Plan, options to purchase 50,614 shares of our common stock were outstanding at a weighted average exercise price of $15.19 per share and 1,954,869 shares remained available for future grant under our 2016 Plan. Upon effectiveness of our 2016 Plan, no further grants have been or will be made under our 2008 Equity Incentive Plan, or 2008 Plan, as described below under “2008 Equity Incentive Plan.”

Stock Awards.  The 2016 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, which are collectively referred to as stock awards. Additionally, the 2016 Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve.  Initially, the aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2016 Plan was 3,893,118, which is the sum of (1) 2,000,000 shares, (2) the number of shares reserved for issuance under our 2008 Plan at the time that our 2016 Plan became effective, up to a maximum of 42,934 shares, and shares subject to stock options or other stock awards granted under our 2008 Plan that would have otherwise returned to our 2008 Plan (such as upon the expiration or termination of a stock award prior to vesting), up to a maximum of 1,850,184 shares. The number of shares of our common stock reserved for issuance under our 2016 Plan will automatically increase on January 1 of each year, beginning on January 1, 2017 and continuing through and including January 1, 2026, by 3% of the total number of shares of our capital stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares determined by our board of directors. The maximum number of shares that may be issued upon the exercise of incentive stock options under our 2016 Plan is 6,000,000 shares.

No person may be granted stock awards covering more than 400,000 shares of our common stock under our 2016

Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted in a calendar year a performance stock award covering more than 250,000 shares or a performance cash award having a maximum value in excess of $500,000. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under the 2016 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2016 Plan. In addition, the following types of shares under the 2016 Plan may become available for the grant of new stock awards under the 2016 Plan: (1) shares that are forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income or employment withholding taxes; or (3) shares used to pay the exercise or purchase price of a stock award. Shares issued under the 2016 Plan may be previously unissued shares or reacquired shares bought by us on the open market.

Administration.  Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2016 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than other officers) to be recipients of certain stock awards, (2) determine the number of shares of common stock to be subject to such stock awards, and (3) specify the other terms and conditions, including the strike price or purchase price and vesting schedule, applicable to such awards. Subject to the terms of the 2016 Plan, our board of directors or the authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to modify outstanding awards under our 2016 Plan. Subject to the terms of our 2016 Plan, the plan administrator has the authority, without stockholder approval, to reduce the exercise, purchase or strike price of any outstanding stock award, cancel any outstanding stock award in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options.  Incentive and nonqualified stock options are evidenced by stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2016 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2016 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2016 Plan, up to a maximum of 10 years. Unless the terms of an option holder’s stock option agreement provide otherwise, if an option holder’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the option holder may generally exercise any vested options for a period of three months following the cessation of service. The option term will automatically be extended in the event that exercise of the option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an option holder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker- assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an nonqualified stock option, and (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the option holder’s death.

Tax Limitations on Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will be treated as nonqualified stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.    Restricted stock awards are evidenced by restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (1) cash, check, bank draft or money order, (2) services rendered to us or our affiliates, or (3) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule as determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards.    Restricted stock unit awards are evidenced by restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration or for no consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Rights under a restricted stock unit award may be transferred only upon such terms and conditions as set by the plan administrator. Restricted stock unit awards may be subject to vesting as determined by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.  Stock appreciation rights are evidenced by stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount in cash or stock equal to (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2016 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2016 Plan, up to a maximum of ten years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term will be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Unless the plan administrator provides otherwise, stock appreciation rights generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. A stock appreciation right holder may designate a beneficiary, however, who may exercise the stock appreciation right following the holder’s death.

Performance Awards.    The 2016 Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to certain types of performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholders’ equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) implementation or completion of projects or processes; (25) subscriber satisfaction; (26) stockholders’ equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; and (33) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by our board of directors.

The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (1) in the award agreement at the time the award is granted or (2) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (a) to exclude restructuring and/or certain other specified nonrecurring charges; (b) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated goals; (c) to exclude the effects of changes to generally accepted accounting principles; (d) to exclude the effects of any statutory adjustments to corporate tax rates; and (e) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2016 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued upon the exercise of incentive stock options, (4) the class and maximum number of shares subject to stock awards that can be granted in a calendar year or as performance stock awards (as established under the 2016 Plan pursuant to Section 162(m) of the Code) and (5) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions.  In the event of certain specified significant corporate transactions, the plan administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board of directors may deem appropriate or for no consideration; or

•	make a payment equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price or strike price otherwise payable in connection with the stock award.

Our plan administrator is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

Under the 2016 Plan, a significant corporate transaction is generally the consummation of (1) a sale or other disposition of all or substantially all of our consolidated assets, (2) a sale or other disposition of at least 50% of our outstanding securities, (3) a merger, consolidation or similar transaction following which we are not the surviving corporation, or (4) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between a participant and us that the stock award will be subject to additional acceleration of vesting and exercisability or settlement in the event of a change in control. Under the 2016 Plan, a change in control is generally (1) the acquisition by a person or entity of more than 50% of our combined voting power other than by merger, consolidation or similar transaction; (2) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; or (3) a consummated sale, lease or exclusive license or other disposition of all or substantially all of our consolidated assets.

Amendment and Termination.    Our board of directors has the authority to amend, suspend, or terminate our 2016 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent and provided further that certain types of amendments will require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2016 Plan.

2008 Equity Incentive Plan

Our 2008 Plan was adopted by our board of directors on March 12, 2008 and approved by our stockholders on May 12, 2008. As of December 31, 2016, 1,333,658 shares of our common stock have been issued pursuant to the exercise of options granted under our 2008 Plan and options to purchase 1,833,811 shares of our common stock were outstanding at a weighted-average exercise price of $9.89 per share. Following the completion of our initial public offering, no further grants have been or will be made under our 2008 Plan and all outstanding stock awards granted under our 2008 Plan will continue to be governed by the terms of our 2008 Plan.

Stock Awards.  Our 2008 Plan provides for the grant of incentive stock options, nonqualified stock options, stock bonuses and rights to acquire restricted stock, referred to collectively as stock awards, to employees, non- employee directors and consultants providing services to us or our affiliates. The exercise price of stock options may not be less than the fair market value of the stock on the date of grant.

Share Reserve.  The aggregate number of shares of our common stock reserved for issuance pursuant to stock awards under the 2008 Plan was 3,226,271 shares, subject to adjustment as provided in the 2008 Plan.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made by the board of directors to (1) the class and number of shares available for future grants under the 2008 Plan and (2) the class and number of shares covered by, and the exercise or purchase price of, each outstanding stock award.

Administration.  Our board of directors, or a duly authorized committee thereof, each referred to as the plan administrator, has the authority to administer the 2008 Plan. Subject to the terms of the 2008 Plan, the plan administrator may determine recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting schedule applicable to a stock award. Subject to the terms of the 2008 Plan, the plan administrator has full authority and discretion to interpret the 2008 Plan, prescribe and rescind rules and regulations related to it, and to amend, terminate or discontinue the 2008 Plan. The board of directors may also delegate authority to one of our officers to designate certain non-officer employees to receive stock awards and to determine the number shares subject to those awards, subject to limits imposed by the board of directors.

Change in Control.  In the event of a Change in Control, the plan administrator has the discretion to provide for the assumption of stock awards, the issuance of comparable securities under an incentive program, or, in the case of options, settlement in cash or other property to the extent that the options are vested and have an exercise price less than the price paid per share in the Change in Control. The plan administrator may also accelerate the exercisability or vesting of stock awards. Outstanding options that are not assumed in a Change in Control will terminate as of the Change in Control.

Under the 2008 Plan, a Change in Control is generally defined as the consummation of (1) the sale of voting securities of the Company in which the holders of the voting securities immediately prior to the transaction hold less than 20% of the total combined voting power of the voting securities of the Company or acquiring entity immediately after the transaction; (2) a merger in which the Company is not the surviving entity, unless holders of the Company’s voting securities immediately prior to the transaction hold more than 50% of the combined voting power of the voting securities of the surviving entity or its parent immediately after the transaction; (3) a reverse merger in which the Company is the surviving entity but holders of the Company’s voting securities immediately prior to the transaction hold less than 50% of the combined voting power of the voting securities of the Company or acquiring entity immediately after the transaction; or (4) the sale, transfer or disposition of all or substantially all of the assets of the Company, except where the holders of the Company’s voting securities immediately prior to the transaction receive as a distribution securities possessing more than 50% of the total combined voting power of all outstanding voting securities of the acquiring entity immediately after the transaction.

Amendment and Termination.  As noted above, in connection with our initial public offering, our 2008 Plan was terminated and no further stock awards will be granted thereunder. All outstanding stock awards under the 2008 Plan will continue to be governed by their existing terms.

2016 Employee Stock Purchase Plan

Our 2016 Employee Stock Purchase Plan, or 2016 ESPP, was adopted by our board of directors on September 1, 2016 and approved by our stockholders on September 1, 2016. As of December 31, 2016, we have not granted purchase rights under our 2016 ESPP.

Share Reserve.  The maximum number of shares of our common stock that may be issued under our 2016 ESPP is 500,000 shares. Additionally, the number of shares of our common stock reserved for issuance under our 2016 ESPP will automatically increase on January 1 of each year, beginning on January 1, 2017 and continuing through and including January 1, 2026, by the lesser of (1) 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year, (2) 200,000 shares of our common stock or (3) such lesser number of shares of common stock as determined by our board of directors. Shares subject to purchase rights granted under our 2016 Plan that terminate without having been exercised in full will not reduce the number of shares available for issuance under our 2016 ESPP.

Administration.  Our board of directors, or a duly authorized committee thereof, will administer our 2016 ESPP. Our board of directors has delegated its authority to administer our 2016 ESPP to our compensation committee under the terms of the compensation committee’s charter.

Limitations.  Our employees, including executive officers, and the employees of any of our designated affiliates will be eligible to participate in our 2016 ESPP, provided they may have to satisfy one or more of the following service requirements before participating in our 2016 ESPP, as determined by the administrator: (1) customary employment with us or one of our affiliates for more than 20 hours per week and more than five months per calendar year or (2) continuous employment with us or one of our affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. An employee may not be granted rights to purchase stock under our 2016 ESPP (a) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our common stock or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year that the rights remain outstanding.

Our 2016 ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under our 2016 ESPP.

A participant may not transfer purchase rights under our 2016 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2016 ESPP.

Payroll Deductions.  Our 2016 ESPP permits participants to purchase shares of our common stock through payroll deductions up to 15% of their earnings. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares. Participation ends automatically upon termination of employment with us.

Corporate Transactions.  In the event of certain specified significant corporate transactions, such as our merger or change in control, a successor corporation may assume, continue or substitute each outstanding purchase right. If the successor corporation does not assume, continue or substitute for the outstanding purchase rights, the offering in progress will be shortened and a new exercise date will be set. The participants’ purchase rights will be exercised on the new exercise date and such purchase rights will terminate immediately thereafter.

Amendment and Termination.  Our board of directors has the authority to amend, suspend or terminate our 2016 ESPP, at any time and for any reason, provided certain types of amendments will require the approval of our stockholders. Our 2016 ESPP will remain in effect until terminated by our board of directors in accordance with the terms of the 2016 ESPP.

401(k) Plan

We maintain a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax basis, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code of 1986, as amended. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation contains provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we are required to indemnify our directors to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also provide that, upon satisfaction of certain conditions, we are required to advance expenses incurred by a director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by our board of directors. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of our insider trading policy. During the period ending 90 days, or 140 days in the case of Mr. Ellertson, after the date of this prospectus subject to early termination, the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters in connection with this offering.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2014 to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our capital stock at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described in “Executive and Director Compensation.”

Investors’ Rights, Voting and Co-Sale Agreements

In connection with our preferred stock financings, we entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with certain holders of our preferred stock, certain holders of our class A common stock and certain holders of our common stock. These stockholder agreements terminated upon the closing of our initial public offering, except for the registration rights granted under our investors’ rights agreement, as more fully described in “Description of Capital Stock—Registration Rights.”

Cinta Putra, Jaime Ellertson and ABS Ventures IX L.P. are parties to our investors’ rights agreement and were parties to our voting agreement and right of first refusal and co-sale agreement. Imad Mouline and Steve Kirchmeier, Ms. Putra’s spouse, were parties to our voting agreement and right of first refusal and co-sale agreement.

Employment Arrangements and Separation Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements with our named executive officers, see “Executive and Director Compensation—Employment Arrangements.”

We entered into a separation agreement with Cinta Putra, our former Chief Financial Officer and Senior Vice President, Business Operations, in November 2014. Pursuant to the agreement, in exchange for a general release of all claims in our favor, we paid (1) cash severance of $125,000 to Ms. Putra in a lump sum, (2) the premiums for continued health benefits for Ms. Putra under COBRA for six months and (3) 100% of Ms. Putra’s 2014 performance bonus as if she had fully performed her full duties for the performance period.

Steve Kirchmeier, one of our co-founders, was formerly employed by us as Associate Vice President of Sales. For the years ended December 31, 2014, December 31, 2015 and December 31, 2016, we paid Mr. Kirchmeier total cash compensation of approximately $491,000, $479,000 and $475,000, respectively. Mr. Kirchmeier is also the husband of Cinta Putra, one of our co-founders and a member of our board of directors. Mr. Kirchmeier’s employment with us ended in January 2017.

Stock Repurchases

In January 2015, we repurchased 173,913 shares of common stock from Cinta Putra, a member of our board of directors, at a purchase price of $8.63 per share for aggregate consideration of $1,500,000.

Stock Option Grants to Directors and Executive Officers

We have granted stock options to our certain of our directors and executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers see “Executive and Director Compensation—Equity Incentive Plans.”

Indemnification Agreements

We entered into indemnification agreements with each of our directors and executive officers in connection our initial public offering. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. For more information regarding these agreements, see “Executive and Director Compensation—Limitations on Liability and Indemnification Matters.”

Related Person Transaction Policy

In connection with our initial public offering, we adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involves exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy.

In addition, under our Code of Business Conduct and Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In considering related person transactions, our audit committee, or other independent body of our board of directors, takes into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

Certain of the transactions described above were entered into prior to the adoption of the written policy, but all were approved by our board of directors considering similar factors to those described above.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of December 31, 2016, as adjusted to reflect the sale of common stock offered by us and the selling stockholders in this offering, for:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.

The percentage ownership information shown in the table prior to this offering is based upon 27,150,674 shares of common stock outstanding as of December 31, 2016. The percentage ownership information shown in the table for after this offering if the underwriters’ option is not exercised is based upon 27,677,674 shares outstanding, assuming the sale of 527,000 shares of our common stock by us in the offering. The percentage ownership information shown in the table for after this offering if the underwriters option is exercised in full is based upon 27,704,499 shares outstanding, assuming the sale of 553,825 shares of our common stock by us in the offering.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable on or before March 1, 2017, which is 60 days after December 31, 2016. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for persons listed in the table is c/o Everbridge, Inc., 25 Corporate

Drive, Suite 400, Burlington, Massachusetts 01803.

Name of Beneficial Owner	Shares Beneficially Owned Prior to this Offering		Number of Shares to be Sold if Underwriters’ Option is not Exercised	Shares Beneficially Owned After this Offering if Underwriters’ Option is not Exercised		Number of Additional Shares to be Sold if Underwriters’ Option is Exercised in Full	Shares Beneficially Owned After this Offering if Underwriters’ Option is Exercised in Full
	Shares	Percentage		Shares	Percentage		Shares	Percentage
5% or greater stockholders:
Entities affiliated with ABS Ventures(1)	5,883,032	21.7%	1,000,000	4,883,032	17.6%	150,000	4,733,032	17.1%
Jaime Ellertson(2)	2,579,798	9.4%	545,000	2,034,798	7.3%	120,000	1,914,798	6.8%
Cinta Putra(3)	2,009,378	7.4%	500,000	1,509,378	5.5%	80,000	1,429,378	5.2%
Dragoneer Global Fund II, L.P.(4)	2,115,438	7.8%	—	2,115,438	7.6%	—	2,115,438	7.6%

Named executive officers and directors:
Elliot J. Mark(5)	19,021	*	—	19,021	*	—	19,021	*
Joel Rosen(5)	26,087	*	—	26,087	*	—	26,087	*
Richard D’Amore(5)	8,695	*	—	8,695	*	—	8,695	*
Bruns Grayson(1)	5,883,032	21.7%	1,000,000	4,883,032	17.6%	150,000	4,733,032	17.1%
David Henshall(5)	8,695	*	—	8,695	*	—	8,695	*
Kent Mathy(5)	53,190	*	—	53,190	*	—	53,190	*
All current executive officers and directors as a group (15 persons)(6)	11,546,763	41.4%	2,207,604	9,339,159	32.9%	350,000	8,989,159	31.6%

Other selling stockholders:
Entities affiliated with Doughty Hanson & Co.(7)	938,223	3.5%	93,822	844,401	3.1%	—	844,401	3.0%
Patrick Stuver(8)	678,710	2.5%	150,000	528,710	1.9%	25,000	503,710	1.8%
Keene Family Trust(9)	630,343	2.3%	200,000	430,343	1.6%	50,000	380,343	1.4%
NXL Holdings LLC(10)	312,621	1.2%	50,000	262,621	*	—	262,621	*
All other selling stockholders(11)	130,606	*	35,738	94,868	*	—	94,868	*

*	Represents beneficial ownership of less than 1%

(1)	Includes 5,874,337 shares of common stock held by ABS Ventures IX, L.P. Calvert Capital V LLC is the general partner of ABS Ventures IX, L.P. Bruns Grayson, the managing member of Calvert Capital V LLC, has voting and dispositive power with respect to the shares held by ABS Ventures IX, L.P. R. William Burgess, Jr. is also a managing member of Calvert Capital V LLC and shares voting and dispositive power with respect to the securities held by ABS Ventures IX, L.P. Also includes 8,695 shares of common stock issuable upon the exercise of options that are exercisable on or before March 1, 2017 held by Bruns Grayson. The address of the entities affiliated with ABS Ventures is 950 Winter Street, Waltham, Massachusetts 02451. All shares of common stock reflected in the table above as being offered and sold by ABS Ventures IX, L.P. are being offered and sold by ABS Ventures IX, L.P. and not by Mr. Grayson.

(2)	Includes 195,470 shares of common stock issuable upon the exercise of options that are exercisable on or before March 1, 2017 and 86,956 shares of common stock held by one of Mr. Ellertson’s children. Of the shares of common stock reflected in the table above as being offered and sold by Mr. Ellertson, 640,000 shares are being offered and sold by Mr. Ellertson, including all shares to be sold if the underwriters’ option is exercised in full, and 25,000 shares are being offered and sold by one of Mr. Ellerston’s children.

(3)	Includes (i) 941,417 shares of common stock held by the Steven T. Kirchmeier and Cintawati W. Putra Living Trust Dated May 5, 2015 (the “Living Trust”), of which Ms. Putra and Steven Kirchmeier, Ms. Putra’s spouse, are trustees, (ii) 521,739 shares of common stock held by the Cintawati W. Putra 2015 Grantor Retained Annuity Trust (the “Putra Trust”), of which Ms. Putra and Mr. Kirchmeier are trustees, (iii) 521,739 shares of common stock held by the Steven T. Kirchmeier 2015 Grantor Retained Annuity Trust (the “Kirchmeier Trust”), of which Ms. Putra and Mr. Kirchmeier are trustees and (iv) 1,304 shares of common stock held by Mr. Kirchmeier. Ms. Putra and Mr. Kirchmeier have shared voting and dispositive power over the shares held by the Living Trust, the Putra Trust and the Kirchmeier Trust. All shares of common stock reflected in the table above as being offered and sold by Ms. Putra are being offered and sold by the Living Trust. Ms. Putra and Mr. Kirchmeier are former employees of our company. See “Certain Relationships and Related Party Transactions—Employment Arrangements and Separation Agreements” for a description of material transactions between us, on the one hand, and Ms. Putra and Mr. Kirchmeier, on the other hand, during the past three years.

(4)	Consists of 2,115,438 shares of common stock held by Dragoneer Global Fund II, L.P. (the “Dragoneer Fund”). Dragoneer Global Fund II GP, LLC (the “Dragoneer GP”) is the sole general partner of the Dragoneer Fund. Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment advisor under the Investment Advisers Act of 1940, as amended, and the investment advisor to the Dragoneer Fund. Marc Stad is the managing member of the Dragoneer Adviser and the Dragoneer GP.

(5)	Consists of shares of common stock issuable upon the exercise of options that are exercisable on or before March 1, 2017.

(6)	Includes (i) 5,874,337 shares of common stock held by ABS Ventures, IX, L.P., (ii) 86,956 shares of common stock held by one of Mr. Ellertson’s children, (iii) 941,417 shares of common stock held by the Living Trust, of which Ms. Putra and Mr. Kirchmeier are trustees, (iv) 521,739 shares of common stock held by the Putra Trust, of which Ms. Putra and Mr. Kirchmeier are trustees, (v) 521,739 shares of common stock held by the Kirchmeier Trust, of which Ms. Putra and Mr. Kirchmeier are trustees, (vi) 1,304 shares of common stock held by Mr. Kirchmeier and (vii) 771,664 shares of common stock issuable upon the exercise of options that are exercisable on or before March 1, 2017 held by the directors and executive officers. Shares being offered and sold by the current directors and executive officers as a group includes the shares being offered and sold by entities affiliated with ABS Ventures, Mr. Ellertson and Ms. Putra, as well as 162,604 shares of common stock being offered and sold by other executive officers, including 73,000 shares of common stock issuable upon the exercise of options that are exercisable on or before March 1, 2017 that are being exercised contingent and effective upon the closing of this offering and offered and sold hereby.

(7)	Includes (i) 852,932 shares of common stock held by DHCT II Nominees Limited and (ii) 85,291 shares of common stock held by Officers Nominees LTD. Richard Lund, Graeme Stening and Richard Hanson serve on the board of directors of DHCT II Nominees Limited and as such may be deemed to share voting and investment power with respect to the shares held by DHCT II Nominees Limited. Officers Nominees Limited is the co-investment vehicle for employees of Doughty Hanson & Co. Through Officers Nominees Limited, (a) Richard Lund holds 3,631 shares of common stock; (b) Graeme Stening holds 1,596 shares of common stock; and (c) Richard Hanson owns 17,457 shares of common stock. Richard Lund, Graeme Stening and Richard Hanson serve on the board of directors of Officers Nominees Limited, and as such may be deemed to share voting and investment power with respect to the shares held by Officers Nominees LTD. DHCT II Nominees Limited and Officers Nominees LTD are parties to an agreement to act together regarding securities of the Company. DHCT II Nominees Limited is offering and selling 85,293 shares of common stock, and Officers Nominees LTD is offering and selling 8,529 shares of common stock. The address of the entities affiliated with Doughty Hanson & Co. is 45 Pall Mall, London SW1Y 5JG.

(8)	Mr. Stuver is a current employee of our company.

(9)	Jean Webb, the trustee of the Keene Family Trust dated May 8, 2006, has sole voting and dispositive power over the shares held by the Keene Family Trust dated May 8, 2006. The address of the Keene Family Trust dated May 8, 2006 is 2973 Teakwood Place, Costa Mesa, California 92626

(10)	Scott Mason, the president of NXL Holdings LLC, has sole voting and dispositive power over the shares held by NXL Holdings LLC.

(11)	Represents shares of common stock held by two selling stockholders not listed above who, as a group, own less than 1% of the outstanding common stock prior to this offering. One of these selling stockholders is a current employee of our company and the other is one of Mr. Ellertson’s children.

Except as set forth above, no selling stockholder, nor any person or entity having control over any selling stockholder, currently has, nor in the past three years has had, any material relationship with our company, including, without limitation, holding any position or office with our company.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock, certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws and certain provisions of Delaware law are summaries. You should also refer to the amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is part. We refer in this section to our amended and restated certificate of incorporation and amended and restated bylaws as our certificate of incorporation and bylaws, respectively.

General

Our certificate of incorporation authorizes us to issue up to 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of December 31, 2016, there were 27,150,674 shares of common stock issued and outstanding, held of record by 525 stockholders, and no shares of preferred stock issued or outstanding.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our certificate of incorporation and bylaws, our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors will be able elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock will be entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

We have no present plans to issue any shares of preferred stock.

Options

As of December 31, 2016, options to purchase an aggregate of 1,833,811 shares of common stock were outstanding under our 2008 Plan at a weighted-average exercise price of $9.89 per share, and options to purchase an aggregate of 50,614 shares of common stock were outstanding under our 2016 Plan at a weighted-average exercise price of $15.19 per share. For additional information regarding the terms of our 2008 Plan and our 2016 Plan, see “Executive and Director Compensation—Equity Incentive Plans.”

Registration Rights

Certain holders of shares of our common stock are entitled to certain rights with respect to registration of such shares under the Securities Act pursuant to the terms of an investors’ rights agreement. These shares are collectively referred to herein as registrable securities.

The investors’ rights agreement provides the holders of registrable securities with demand, piggyback and S-3 registration rights as described more fully below. As of December 31, 2016, there were 10,756,295 registrable securities that were entitled to these demand, piggyback and S-3 registration rights.

The holders of registrable securities have waived their registration rights with respect to this offering.

Demand Registration Rights

The holders of 20% of the registrable securities have the right to make up to two demands that we file a registration statement under the Securities Act covering at least 20% of the registrable securities then outstanding and with an anticipated aggregate offering price of greater than $10.0 million, net of underwriting discounts and commissions, subject to specified exceptions.

Piggyback Registration Rights

If we register any securities for public sale, the holders of our registrable securities then outstanding will each be entitled to notice of the registration and will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, provided that the registration does not include shares of any other selling stockholder. If the registration does not include shares of any other selling stockholder, any or all of the registrable securities may be excluded from such registration.

Registration on Form S-3

If we are eligible to file a registration statement on Form S-3, the holders of our registrable securities have the right to demand that we file registration statements on Form S-3; provided, that the aggregate amount of securities to be sold under the registration statement is at least $3.0 million, net of underwriting discounts and commissions. We are not obligated to effect a demand for registration on Form S-3 by holders of our registrable securities more than twice during any 12-month period, and not more than four times in total. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

The registration rights will terminate on September 21, 2019.

Anti-Takeover Provisions

Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws

Our certificate of incorporation provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and bylaws also provide that directors may be removed by the stockholders only for cause upon the vote of 66 2⁄3% or more of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Our certificate of incorporation and bylaws also provide that all stockholder actions must be effected at a duly called meeting of stockholders and eliminate the right of stockholders to act by written consent without a meeting. Our bylaws also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our bylaws also provide that stockholders seeking to present proposals before our annual meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and, subject to applicable law, specify requirements as to the form and content of a stockholder’s notice.

Our certificate of incorporation and bylaws provide that the stockholders cannot amend many of the provisions described above except by a vote of 66 2⁄3% or more of our outstanding common stock.

The combination of these provisions makes it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty owed by any of our directors, officers or employees to us or our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Several lawsuits have been filed in Delaware challenging the enforceability of similar choice of forum provisions and it is possible that a court determines such provisions are not enforceable.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

Listing

Our common stock is listed on the NASDAQ Global Market under the trading symbol “EVBG.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities at times and prices we believe appropriate.

Based on our shares outstanding as of December 31, 2016, upon completion of this offering, 27,677,674 shares of our common stock will be outstanding.

All of our shares of common stock, including those sold in this offering, will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our “affiliates,” as that term is defined under Rule 144 under the Securities Act, or subject to lock-up agreements.

Upon the expiration of lock-up agreements entered into in connection with this offering, as described below, and assuming that the underwriters’ option is exercised in full, 26,047,127 shares of our common stock will be eligible for sale in the public market beginning on the 91st day following the date of this prospectus, and an additional 1,657,372 shares will be eligible for sale in the public market beginning on the 141st day following the date of this prospectus, provided that shares held by our affiliates will remain subject to volume, manner of sale and other resale limitations set forth in Rule 144, as described below.

We may issue shares of our common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options and warrants, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the common stock will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Rule 144

In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns either restricted shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

•	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

•	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

•	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 274,000 shares immediately after the completion of this offering based on the number of shares outstanding as of December 31, 2016; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. As of December 31, 2016, 1,333,080 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options.

Form S-8 Registration Statements

We have filed registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our equity incentive plans, including pursuant to outstanding options. See “Executive and Director Compensation—Equity Incentive Plans” for a description of our equity incentive plans. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates.

Lock-Up Agreements

In connection with this offering, we, our directors and officers, and each of the selling stockholders and certain of our other stockholders have agreed, subject to certain exceptions, not to offer, sell, or transfer any common stock or securities convertible into or exchangeable for our common stock for a period ending 90 days, or 140 days in the case of Mr. Ellertson, after the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters.

The agreements do not contain any pre-established conditions to the waiver by Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, contractual obligations to release certain shares subject to the lock-up agreements in the event any such shares are released, subject to certain specific limitations and thresholds, and the timing, purpose and terms of the proposed sale.

Registration Rights

The holders of 10,756,295 shares of our common stock, or their transferees, are entitled to specified rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of the offer and sale of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock by “Non-U.S. Holders” (as defined below). This discussion is for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or to certain types of Non-U.S. Holders subject to special tax rules, including partnerships or other pass-through entities for U.S. federal income tax purposes, banks, financial institutions or other financial services entities, foreign governments or governmental entities, brokers or dealers in securities or currencies, insurance companies, tax-exempt organizations, pension plans, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who use or are required to use mark-to-market accounting, persons that hold our shares as part of a “straddle,” a “hedge”, a “conversion transaction,” “synthetic security”, integrated investment or other risk reduction strategy, certain former citizens or permanent residents of the United States, persons who hold or receive shares of our common stock pursuant to the exercise of an employee stock option or otherwise as compensation, or investors in pass-through entities (or entities that are treated as disregarded entities for U.S. federal income tax purposes). In addition, this discussion does not address the effects of any applicable gift or estate tax, and this discussion does not address the potential application of the alternative minimum tax, or any tax considerations that may apply to Non-U.S. Holders of our common stock under state, local or non-U.S. tax laws and any other U.S. federal tax laws.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations, rulings, administrative pronouncements and judicial decisions that are issued and available as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion is limited to a Non-U.S. Holder who will hold our common stock as a capital asset within the meaning of the Code (generally, property held for investment). For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our shares that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a court within the United States can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of such partnership and a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME

TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Distributions on Our Common Stock

In general, subject to the discussions below under the headings “Information Reporting and Backup Withholding” and “Foreign Accounts,” distributions, if any, paid on our common stock to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will constitute dividends and be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. The portion of any distribution that exceeds our current and accumulated earnings and profits will be treated first as reducing the Non-U.S. Holder’s basis in its shares of common stock, but not below zero, and to the extent it exceeds the Non- U.S. Holder’s basis, as gain from the sale or exchange of our common stock (see “Gain on Sale, Exchange or Other Taxable Disposition of Common Stock” below).

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Such Non-U.S. Holders must generally provide us and/or our paying agent, as applicable, with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other appropriate form) claiming an exemption from or reduction in withholding under an applicable income tax treaty. Such certificate must be provided before the payment of dividends and must be updated periodically. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by a Non-U.S. Holder by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) generally will not be subject to the 30% U.S. federal withholding tax if the Non-U.S. Holder files the required forms, including IRS Form W-8ECI, with us and/or our paying agent, as applicable. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on those dividends on a net income basis at regular graduated rates in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be prescribed by an applicable income tax treaty) on its effectively connected earnings and profits as adjusted under the Code.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

In general, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Accounts,” a non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

(1)  the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder);

(2)  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

(3)  we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, more than 5% of our common stock at any time during the foregoing period.

Gain realized by a Non-U.S. Holder described in clause (1) above generally will be subject to U.S. federal income tax rates in the same manner as if the Non-U.S. Holder were a resident of the United States. Any gains of a corporate Non-U.S. Holder described in clause (1) above may also be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits as adjusted under the Code.

Gain realized by an individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax, which gain may be offset by U.S.-source capital losses, even though the individual is not considered a resident of the United States.

For purposes of clause (3) above, a corporation generally is a United States real property holding corporation, or USRPHC, if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as an USRPHC so long as our common stock is regularly traded on an established securities market (within the meaning of the applicable regulations) and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our outstanding common stock at any time during the shorter of the five year period ending on the date of disposition and such holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. If we are a U.S. real property holding corporation and either our common stock is not regularly traded on an established securities market or a Non-U.S. Holder holds, or is treated as holding, more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, such Non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If we are a U.S. real property holding corporation and our common stock is not regularly traded on an established securities market, such Non-U.S. Holder’s proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-U.S. Holder’s country of residence or country in which the Non-U.S. Holder was established.

Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 28%, unless the Non-U.S. Holder certifies to the payor as to its foreign status, which certification may generally be made on an applicable IRS Form W-8.

Proceeds from the sale or other disposition of common stock by a Non-U.S. Holder that is not an exempt recipient will generally be subject to information reporting and backup withholding if the sale or other disposition is effected by or through a U.S. office of a broker, currently at a rate of 28%, unless the Non-U.S. Holder certifies to the payor as to its foreign status, which certification may generally be made on an applicable IRS Form W-8. Payment of disposition proceeds effected outside the United States by or through a non-U.S.

office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Foreign Accounts

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain U.S. holders of debt or equity interests in such foreign entity or (iii) the foreign entity is otherwise exempt from FATCA.

Withholding under FATCA generally (1) applies to payments of dividends on our common stock and (2) will apply to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2018. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a Non-U.S. Holder may be eligible for refunds or credits of the tax. Non-U.S. Holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated April 5, 2017, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Name	Number of Shares
Credit Suisse Securities (USA) LLC	1,044,532
Merrill Lynch, Pierce, Fenner & Smith Incorporated	816,041
Stifel, Nicolaus & Company, Incorporated	326,417
Pacific Crest Securities, a division of KeyBanc Capital Markets Inc.	326,417
Canaccord Genuity Inc.	204,010
Raymond James & Associates, Inc.	204,010
Needham & Company, LLC	179,529
William Blair & Company, L.L.C.	163,208

Total	3,264,164

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and certain of the selling stockholders have granted to the underwriters a 30-day option to purchase up to 451,825 additional shares at the initial public offering price less the underwriting discounts and commissions.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.6555 per share. After the initial public offering the representatives may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting discounts and commissions paid by us	$0.9925	$0.9925	$523,048	$549,671
Underwriting discounts and commissions paid by selling stockholders	0.9925	0.9925	2,716,635	3,138,448

The estimated offering expenses payable by us, exclusive of the estimated underwriting discounts and commissions, are approximately $0.5 million. We have agreed to reimburse the underwriters for all expenses and fees related to the review by the Financial Industry Regulatory Authority up to $20,000.

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

In connection with this offering, we, the selling stockholders, and all our directors and executive officers and certain other stockholders and holders of stock options have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the underwriters, we and they will not, during the period ending 90 days, or 140 days in the case of Mr. Ellertson, after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of the prospectus for our initial public offering and disclosed in that prospectus;

•	the issuance by us of shares or options to purchase shares of common stock pursuant to our equity plans outstanding on the date of the prospectus for our initial public offering and disclosed in that prospectus;

•	the filing by us of a registration statement with the SEC on Form S-8 relating to the offering of securities in accordance with the terms of a plan in effect on the date of the prospectus for our initial public offering and described in that prospectus;

•	the entry by us into an agreement providing for the issuance by us of shares of common stock or any security convertible into or exercisable for shares of common stock in connection with the acquisition by us or our subsidiaries of the securities, business, property or other assets of another person or entity or the entry into a joint venture; provided, that the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue as described in this bullet point shall not exceed 10% of the total number of our shares of common stock issued and outstanding (on an as-converted or as-exercised basis, as the case may be) immediately following the completion of our initial public offering; and provided further, that each recipient of such shares of common stock or securities convertible into or exercisable for common stock will execute a lock-up agreement;

•	transactions by a security holder relating to shares of common stock or other securities acquired in open market transactions after the completion of our initial public offering, provided that no filing under the Exchange Act will be required or will be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions prior to or after the expiration of the lock-up period (other than a filing on form 5 made after the expiration of the lock-up period);

•

the transfer by a security holder of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (1) to an immediate family member or trust for the benefit of such security holder or an immediate family member, (2) by bona fide gift or for bona fide estate planning purposes, (3) by will or intestacy or to any trust for the benefit of such security holder or an immediate family member, (4) pursuant to a court order, or by operation of law, as a result of divorce, (5) to a limited liability company or partnership wholly-owned and controlled by the security holder, (6) if the security holder is a corporation, partnership or limited liability company, to any controlled subsidiary of such entity, or to the partners, members, or stockholders of such entity as part of a distribution, (7) to any investment fund or other entity controlled or managed by the security holder, or (8) if the security holder is a trust, to any beneficiary of such security holder or the estate of any such beneficiary; provided that in each case, (a) each transferee, trustee, donee or distributee signs and delivers a lock-up agreement, (b) such transfer will not involve a disposition for value and (c) no filing or public announcement by any party under the Exchange Act or otherwise will be required or voluntarily made in connection with such transfer prior to or after the expiration of the lock-up period (other than a filing on form 5 made after the expiration of the lock-up period, which clearly indicate in the footnotes thereto that, with respect to a transfer pursuant to clauses (1), (2) or (3) above, such transfer is not a transfer for value and, with respect to a transfer pursuant to clause (4) above, such transfer is by operation of law or court order in connection with a divorce settlement);

•	the transfer by a security holder to us in connection with the net exercise or cashless exercise of an option or other securities to purchase shares of common stock granted under an employee benefit plan described in the prospectus for our initial public offering and outstanding on the date thereof; provided that any filing under the Exchange Act made after the expiration of the lock-up period will clearly indicate in the footnote thereto that (a) such transfer relates to the net or cashless exercise, (b) no securities were sold by the reporting person and (c) the securities received upon the net or cashless exercise are subject to a lock-up agreement with the underwriters;

•	the transfer by a security holder to us pursuant to our right to repurchase securities in connection with the termination of such security holder’s service relationship with us; provided that any filing under the Exchange Act made after the expiration of the lock-up period will clearly indicate in the footnote thereto that the filing relates to a repurchase by us and no other securities were sold by the reporting person; and

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that the plan does not provide for the transfer of common stock during the lock-up period and no public announcement or filing under the Exchange Act regarding the establishment of such plan will be required of or voluntarily made by or on behalf of the security holder or us prior to the expiration of the lock-up period.

In addition, we and each of the above persons agrees that, without the prior written consent of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we or such other person will not, during the period ending 90 days, or 140 days in the case of Mr. Ellertson, after the date of this prospectus, file, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described in the preceding in whole or in part at any time with or without notice. The agreements do not contain any pre- established conditions to the waiver by Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters of any terms of the lock-up agreements. Any determination to release shares subject to the lock-up agreements would be based on a number of factors at the time of determination, including but not necessarily limited to the market price of the common stock, the liquidity of the trading market for the common stock, general market conditions, the number of shares proposed to be sold, contractual obligations to release certain shares subject to the lock-up agreements in the event any such shares are released, subject to certain specific limitations and thresholds, and the timing, purpose and terms of the proposed sale.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on the NASDAQ Global Market under the symbol “EVBG.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us or our affiliates, for which they received or will receive customary fees and expenses.

Notice to Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of our common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of our common stock to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our common stock shall require the publication by the issuer or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each Relevant Member State) includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Investors in the United Kingdom

Each underwriter:

•	has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA, in connection with the sale or issue of common stock in circumstances in which section 21 of FSMA does not apply to such underwriter; and

•	has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

This prospectus is directed solely at persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) of The Financial Services and Markets Act (Financial Promotion) Order 2005 (all such persons together being referred to as Relevant Persons). This prospectus must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this prospectus relates is available only to relevant persons and will be engaged in with Relevant Persons only.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, or our shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Other Relationships

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, the underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/ or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Santa Monica, California. Goodwin Procter LLP, Boston, Massachusetts, is representing the underwriters.

EXPERTS

The consolidated financial statements of Everbridge, Inc. as of December 31, 2014, 2015 and 2016, and for each of the years in the three-year period ended December 31, 2016, have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of IDV Solutions, LLC as of December 31, 2016, and for the year ended December 31, 2016, have been included herein in reliance upon the report of Plante & Moran, PLLC, an independent accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus, which constitutes a part of the registration statement. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to the information reporting requirements of the Exchange Act, and we are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.everbridge.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. However, the information contained in or accessible through our website is not part of this prospectus or the registration statement of which this prospectus forms a part, and investors should not rely on such information in making a decision to purchase our common stock in this offering.

INDEX TO FINANCIAL STATEMENTS

EVERBRIDGE, INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Everbridge, Inc.:

We have audited the accompanying consolidated balance sheets of Everbridge, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Everbridge, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Los Angeles, California

March 23, 2017

EVERBRIDGE, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except share and per share data)

	As of December 31, 2016	As of December 31, 2015
Assets
Current assets:
Cash and cash equivalents	$60,765	$8,578
Accounts receivable, net	17,812	15,699
Prepaid expenses	1,770	1,371
Other current assets	2,536	3,972

Total current assets	82,883	29,620
Property and equipment, net	2,923	3,620
Capitalized software development costs, net	8,792	8,178
Goodwill	9,676	7,839
Intangible assets, net	3,940	4,119
Other assets	108	133

Total assets	$108,322	$53,509

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$2,434	$3,521
Accrued payroll and employee related liabilities	7,456	6,062
Accrued expenses	1,957	1,460
Term loan	—	830
Deferred revenue	51,388	39,159
Notes payable	—	2,018
Other current liabilities	548	569

Total current liabilities	63,783	53,619
Long-term liabilities:
Deferred revenue, noncurrent	1,246	1,308
Line of credit	—	9,976
Term loan, net of current portion	—	4,146
Deferred tax liabilities	494	345
Other long term liabilities	447	166

Total liabilities	65,970	69,560

Commitments and contingencies
Stockholders’ equity (deficit):
Series A preferred stock, $0.001 par value, no shares authorized, issued or outstanding as of December 31, 2016, 3,129,086 shares authorized, 3,129,084 shares issued and outstanding as of December 31, 2015; aggregate liquidation value of $11,357 as of December 31, 2015	—	3
Series A-1 preferred stock, $0.001 par value, no shares authorized, issued or outstanding as of December 31, 2016, 5,870,914 shares authorized, 5,225,879 issued and outstanding as of December 31, 2015; aggregate liquidation preference of $18,291 as of December 31, 2015	—	5
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued or outstanding as of December 31, 2016; no shares authorized, issued or outstanding as of December 31, 2015	—	—
Class A common stock, $0.001 par value, no shares authorized, issued or outstanding as of December 31, 2016; 1,164,497 shares authorized, 1,164,105 shares issued and outstanding as of December 31, 2015; aggregate liquidation preference of $1,339 as of December 31, 2015	—	1
Common stock, $0.001 par value, 100,000,000 shares authorized, 27,150,674 and 11,106,926 shares issued and outstanding as of December 31, 2016 and December 31, 2015, respectively	27	11
Additional paid-in capital	132,246	62,274
Accumulated deficit	(89,618)	(78,332)
Accumulated other comprehensive loss	(303)	(13)

Total stockholders’ equity (deficit)	42,352	(16,051)

Total liabilities and stockholders’ equity (deficit)	$108,322	$53,509

See accompanying notes to consolidated financial statements.

EVERBRIDGE, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2016	2015	2014
Revenue	$76,846	$58,720	$42,421
Cost of revenue	23,767	19,789	12,089

Gross profit	53,079	38,931	30,332

Operating expenses:
Sales and marketing	34,847	25,925	15,818
Research and development	14,765	11,521	7,365
General and administrative	14,293	12,272	7,435

Total operating expenses	63,905	49,718	30,618

Operating loss	(10,826)	(10,787)	(286)

Other income (expense), net:
Interest income	34	1	2
Interest expense	(506)	(538)	(350)
Other expenses, net	(12)	(62)	(78)

Total other expense, net	(484)	(599)	(426)

Loss before income taxes	(11,310)	(11,386)	(712)
Benefit from income taxes	24	562	89

Net loss	$(11,286)	$(10,824)	$(623)

Net loss per share attributable to common stockholders:
Basic	$(0.68)	$(0.88)	$(0.05)

Diluted	$(0.68)	$(0.88)	$(0.05)

Weighted-average common shares outstanding:
Basic	16,659,561	12,257,413	11,788,883
Diluted	16,659,561	12,257,413	11,788,883
Other comprehensive (loss) income:
Foreign currency translation adjustment, net of taxes	(290)	29	(68)

Total other comprehensive (loss) income	(290)	29	(68)

Total comprehensive loss	$(11,576)	$(10,795)	$(691)

See accompanying notes to consolidated financial statements.

EVERBRIDGE, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Deficit)

(in thousands, except share amounts)

	Series A preferred stock		Series A-1 preferred stock		Common stock		Class A common stock		Additional paid-in capital	Accumulated deficit	Accumulated —other comprehensive income (loss)	Total
	Shares	Par value	Shares	Par value	Shares	Par value	Shares	Par value
Balance at December 31, 2013	3,129,084	$3	5,225,879	$5	10,203,325	$10	1,164,105	$1	$54,752	$(66,885)	$26	$(12,088)

Stock-based compensation	—	—	—	—	—	—	—	—	376	—	—	376
Issuance of common stock for acquisitions	—	—	—	—	829,424	1	—	—	6,850	—	—	6,851
Exercise of stock options	—	—	—	—	185,768	—	—	—	225	—	—	225
Cashless exercise of warrant	—	—	—	—	18,740	—	—	—	—	—	—	—
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	(68)	(68)
Net loss	—	—	—	—	—	—	—	—	—	(623)	—	(623)

Balance at December 31, 2014	3,129,084	$3	5,225,879	$5	11,237,257	$11	1,164,105	$1	$62,203	$(67,508)	$(42)	$(5,327)

Stock-based compensation	—	—	—	—	6,023	—	—	—	1,522	—	—	1,522
Repurchase of common stock	—	—	—	—	(173,913)	—	—	—	(1,500)	—	—	(1,500)
Exercise of stock options	—	—	—	—	37,559	—	—	—	49	—	—	49
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	29	29
Net loss	—	—	—	—	—	—	—	—	—	(10,824)	—	(10,824)

Balance at December 31, 2015	3,129,084	$3	5,225,879	$5	11,106,926	$11	1,164,105	$1	$62,274	$(78,332)	$(13)	$(16,051)

Stock-based compensation	—	—	—	—	—	—	—	—	3,101	—	—	3,101
Issuance of common stock in initial public offering, net of issuance costs	—	—	—	—	6,250,000	6	—	—	66,097	—	—	66,103
Conversion of convertible preferred stock and Class A common stock into common stock	(3,129,084)	(3)	(5,225,879)	(5)	9,519,068	9	(1,164,105)	(1)	—	—	—	—
Cashless exercise of common stock warrant	—	—	—	—	100,683	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	163,968	1	—	—	749	—	—	750
Exercise of common stock warrant	—	—	—	—	10,029	—	—	—	25	—	—	25
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	(290)	(290)
Net loss	—	—	—	—	—	—	—	—	—	(11,286)	—	(11,286)

Balance at December 31, 2016	—	$—	—	$—	27,150,674	$27	—	$—	$132,246	$(89,618)	$(303)	$42,352

See accompanying notes to consolidated financial statements.

EVERBRIDGE, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net loss	$(11,286)	$(10,824)	$(623)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,742	5,976	2,512
Loss on disposal of assets	74	—	—
Deferred income taxes	(138)	(431)	(315)
Accretion of interest on notes payable	—	130	—
Non-cash interest expense on line of credit and term loan	67	11	—
Provision for doubtful accounts	387	366	206
Stock-based compensation	3,056	1,488	376
Increase (decrease) in operating assets and liabilities:
Accounts receivable	(2,295)	(4,813)	(1,008)
Prepaid expenses	(348)	(656)	(304)
Other assets	(1,096)	(408)	(217)
Accounts payable	(423)	866	414
Accrued payroll and employee related liabilities	1,312	1,181	1,407
Accrued expenses	539	(171)	152
Deferred revenue	11,982	11,623	4,973
Other liabilities	(70)	113	143

Net cash provided by operating activities	9,503	4,451	7,716

Cash flows from investing activities:
Capital expenditures	(970)	(2,502)	(2,155)
Payments for acquisition of business, net of acquired cash	(2,306)	—	(304)
Additions to capitalized software development costs	(5,494)	(4,902)	(1,677)
Purchase of intangibles	(250)	—	—

Net cash used in investing activities	(9,020)	(7,404)	(4,136)

Cash flows from financing activities:
Proceeds from line of credit	9,500	12,000	6,400
Payments on line of credit	(19,500)	(5,000)	(6,766)
Payments of issuance costs relating to line of credit and term loan	(19)	(59)	—
Principal payments on capital leases	(58)	(101)	(85)
Proceeds from initial public offering, net of underwriters discounts and commissions	69,750	—	—
Payments of initial public offering costs	(1,960)	(1,391)	—
Payments on notes payable	(2,018)	(1,779)	(1,894)
(Payments) proceeds from term loan	(5,000)	5,000	—
Proceeds from warrant exercises	25	—	—
Proceeds from option exercises	750	49	225
Repurchase of common stock	—	(1,500)	—

Net cash provided by (used in) financing activities	51,470	7,219	(2,120)

Effect of exchange rates on cash and cash equivalents	234	(100)	(88)

Net increase in cash and cash equivalents	52,187	4,166	1,372
Cash and cash equivalents—beginning of year	8,578	4,412	3,040

Cash and cash equivalents—end of year	$60,765	$8,578	$4,412

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$495	$369	$217
Taxes, net of (refunds)	$(117)	$124	$93
Supplemental disclosure of non-cash activities
Issuance of common stock in connection with acquisition	$—	$—	$6,851
Issuance of notes payable in connection with acquisition	$—	$—	$5,815
Capitalized assets included in accounts payable and accrued expenses	$104	$63	$190
Deferred offering costs in accounts payable and accrued expenses	$298	$1,175	$—
Stock-based compensation capitalized for software development	$45	$34	$—

See accompanying notes to consolidated financial statements.

Everbridge, Inc.

Notes to the Consolidated Financial Statements

(1) Business and Nature of Operations

Everbridge, Inc., a Delaware corporation (together with its wholly-owned subsidiaries, referred to as “Everbridge” or the “Company”), is a global software company that provides critical communications and enterprise safety applications that enable customers to automate and accelerate the process of keeping people safe and businesses running during critical events. The Company’s SaaS-based platform enables the Company’s customers to quickly and reliably deliver messaging to a large group of people during critical situations. The Company’s enterprise applications, such as Mass Notification, Incident Management, IT Alerting, Safety Connection, Community Engagement, Secure Messaging, Crisis Commander and Visual Command Center, automate numerous critical communications processes. The Company generates revenue primarily from subscription fees to the Company’s enterprise applications. The Company has operations in the United States, Sweden, the United Kingdom and China.

Initial Public Offering

On September 21, 2016, the Company completed an initial public offering, or IPO, in which the Company sold 6,250,000 shares of its common stock at the public offering price of $12.00 per share. The Company received net proceeds of $66.1 million, after deducting underwriting discounts and commissions and offering expenses paid and payable by the Company, from sales of its shares in the IPO. In connection with the closing of the IPO, all shares of Class A common stock then outstanding were converted into 1,164,105 shares of common stock and all shares of convertible preferred stock then outstanding were converted into 8,354,963 shares of common stock, in each case on a one-to-one basis.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the Company’s results of operations and those of its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The Company’s accounting and financial reporting policies conform to generally accepted accounting principles in the United States of America, or U.S. GAAP.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Business acquisitions are included in the Company’s consolidated financial statements from the date of the acquisition. The Company’s purchase accounting resulted in all assets and liabilities of acquired businesses being recorded at their estimated fair values on the acquisition dates.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Assets and liabilities which are subject to judgment and use of estimates include allowances for doubtful accounts, the fair value of assets acquired and liabilities assumed in business combinations, the recoverability of goodwill and long-lived assets, valuation allowances with respect to deferred tax assets, useful lives associated with property and equipment and intangible assets, contingencies, and the valuation and assumptions underlying stock-based compensation. On an ongoing basis, the Company evaluates its estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

Recent Accounting Standards

In January 2017, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This guidance eliminates Step 2 from the goodwill impairment test, instead requiring an entity to recognize a goodwill impairment charge for the amount by which the goodwill carrying amount exceeds the reporting unit’s fair value. This guidance is effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019, and early adoption is permitted. This guidance must be applied on a prospective basis. The Company expects to adopt this guidance for interim and annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This guidance narrows the definition of a business. This standard provides guidance to assist entities with evaluating when a set of transferred assets and activities is a business. This guidance is effective for interim and annual reporting periods beginning after December 15, 2017, and early adoption is permitted. This guidance must be applied prospectively to transactions occurring within the period of adoption. The Company expects to adopt this guidance effective January 1, 2018. The Company does not expect the adoption of this guidance to have a material impact on its financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and restricted cash. As a result, restricted cash will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, and the new guidance is to be applied retrospectively. The Company does not expect the adoption of this guidance to have a material impact on its cash flows.

In September 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This guidance clarifies the presentation requirements of eight specific issues within the statement of cash flows. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on the Company’s financial statements, as the Company’s treatment of the relevant affected items within its consolidated statement of cash flows is consistent with the requirements of this guidance.

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and early adoption is permitted. The ASU will be effective for the Company in the first quarter of 2017. The Company does not expect this ASU to have a material impact on its consolidated financial statements.

In February, 2016, the FASB issued ASU 2016-02, Leases. The standard will affect all entities that lease assets and will require lessees to recognize a lease liability and a right-of-use asset for all leases (except for short-term leases that have a duration of less than one year) as of the date on which the lessor makes the underlying asset available to the lessee. For public companies, the new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. For leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, lessees and lessors must apply a modified retrospective transition approach. The Company is still evaluating the effect that this guidance will have on its consolidated financial statements and related disclosures.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The new standard requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The Company adopted this standard retrospectively in the first quarter of 2016. The balance sheet as of December 31, 2015 was retrospectively adjusted, which resulted in reductions to other assets of $0.1 million and long-term debt of $0.1 million.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new revenue recognition standard will be effective for the Company in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. The Company currently anticipates adopting the new standard effective January 1, 2018. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The Company currently anticipates adopting the standard using the modified retrospective method. The Company is still in the process of completing its analysis on the impact this guidance will have on its consolidated financial statements and related disclosures.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Accounting standards describe a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1—Quoted prices in active markets for identical assets or liabilities or funds.

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Contingent Consideration Liability

The Company recorded a contingent consideration liability upon the acquisition of Svensk Krisledning AB, or Crisis Commander, on December 30, 2016 (See Note 5). Contingent consideration is measured at fair value and is based on significant inputs not observable in the market, which represents a Level 3 measurement within the

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

fair value hierarchy. The valuation of contingent consideration uses assumptions the Company believes would be made by a market participant. The Company assesses these estimates on an on-going basis as additional data impacting the assumptions is obtained. Changes in the fair value of contingent consideration related to updated assumptions and estimates are recognized within the consolidated statements of operations and comprehensive loss. The Company determined the fair value of the contingent consideration using the probability adjusted discounted cash flow method. The significant unobservable inputs used in the fair value measurement of contingent consideration are the probabilities of achieving sales milestones, the period in which these milestones are expected to be achieved, and discount rates. At December 31, 2016, it was determined to be probable that the Company would achieve the sales milestones as included in the Crisis Commander purchase agreement. This resulted in the recognition of an obligation of $0.4 million at December 31, 2016, which is classified under other long term liabilities. There was no change in the fair value of contingent consideration liability during the year ended December 31, 2016.

Significant increases or decreases in the probabilities of achieving the milestones would result in a significantly higher or lower fair value measurement, respectively. Significant increases or decreases in the period in which milestones will be achieved would result in a significantly lower or higher fair value measurement, respectively. The Company expects to pay the contingent consideration in March of 2018.

Concentrations of Credit and Business Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable.

The Company maintains cash and cash equivalent balances at several banks. Accounts located in the United States are insured by the Federal Deposit Insurance Corporation, or FDIC, up to $250,000. From time to time, balances may exceed amounts insured by the FDIC. The Company has not experienced any losses in such amounts.

The Company’s accounts receivable are generally unsecured and are derived from revenue earned from customers located in the United States and the United Kingdom and are generally denominated in U.S. dollars or British pounds. Each reporting period, the Company reevaluates each customer’s ability to satisfy credit obligations and maintains an allowance for doubtful accounts based on the evaluations. No single customer comprised more than 10% of the Company’s total revenue for the years ended December 31, 2016 and 2015. No single customer comprised more than 10% of the Company’s accounts receivable balance at December 31, 2016 and 2015.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of funds deposited into money market funds. Cash and cash equivalents are stated at cost which approximates fair value.

Accounts Receivable

Accounts receivable includes trade accounts receivables from the Company’s customers, net of an allowance for doubtful accounts. Accounts receivable are recorded at the invoiced amount and do not bear interest. Allowance for doubtful accounts is established based on various factors including credit profiles of the Company’s customers, historical payments and current economic trends. The Company reviews its allowance by assessing individual accounts receivable over a specific aging and amount and all other balances are pooled based on historical collection experience. Accounts receivable are written-off on a case by case basis, net of any amounts that may be collected.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

Deferred Commissions

The Company capitalizes commission costs earned by sales personnel that are incremental and directly related to the acquisition of customer contracts. Commission costs are accrued and capitalized upon execution of the sales contract by the customer. Payments to sales personnel are made shortly after the receipt of the related customer payment. Commissions are earned based on annual billings and are not earned on multi-year contracts until the annual billing is renewed. Deferred commissions are amortized over the commissionable portion of the contract which is subject to clawback should the customer cancel, which generally can only occur if the Company materially fails to perform under the contract. Amortization of deferred commissions is included in sales and marketing expenses in the accompanying consolidated statements of operations and comprehensive loss. Deferred commissions, net of amortization, are included in other assets in the accompanying consolidated balance sheet.

Deferred Offering Costs

Deferred offering costs consist primarily of direct incremental costs related to the Company’s proposed IPO of its common stock. Upon the completion of the Company’s IPO in September 2016, $3.6 million was offset against the proceeds of the offering.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally three years for computer software, office computers and system software, five years for system hardware and furniture and equipment, and over the shorter of lease term or useful life of the assets for leasehold improvements. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Company’s results of operations.

Assets held under capital lease are recorded at the net present value of the minimum lease payments of the leased asset at the inception of the lease. Depreciation expense is computed using the straight-line method over the shorter of the estimated useful lives of the asset or the period of the related lease for leasehold improvements.

Capitalized Software Development Costs

The Company capitalizes the costs of software developed or obtained for internal use in accordance with ASC Topic 350-40, Internal Use Software. Capitalized software development costs consist of costs incurred during the application development stage and include purchased software licenses, implementation costs, consulting costs, and payroll-related costs for projects that qualify for capitalization. These costs relate to major new functionality. All other costs, primarily related to maintenance and minor software fixes, are expensed as incurred.

The Company amortizes the capitalized software development costs on a straight-line basis over the estimated useful life of the software, which is generally three years, beginning when the asset is substantially ready for use. The amortization of capitalized software development costs is reflected in cost of revenue.

Business Combinations

The results of businesses acquired in a business combination are included in the Company’s consolidated financial statements from the date of acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the value of the assets acquired and liabilities assumed is recognized as goodwill.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

The Company performs valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination, and allocates the purchase price to the tangible and intangible assets acquired and liabilities assumed based on its best estimate of fair value. Acquired intangible assets include: tradenames, customer relationships, and developed technology. The Company determines the appropriate useful life of intangible assets by performing an analysis of cash flows based on historical experience of the acquired businesses. Intangible assets are amortized over their estimated useful lives based on the pattern in which the economic benefits associated with the asset are expected to be consumed, which to date has approximated the straight-line method of amortization. The estimated useful lives for tradenames, customer relationships, and technology are generally, two to seven years, five years, and two to three years, respectively.

Long Lived Assets

The Company evaluates the recoverability of its long lived assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying amount of the asset group, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. Fair value is determined based upon estimated discounted future cash flows, if any.

Goodwill

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net assets acquired in our business combinations. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances that could trigger an impairment review include a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, additional impairment testing is not required. However, if the Company concludes otherwise, the Company is required to perform the first step of a two-step impairment test. Alternatively, the Company may elect to proceed directly to the first step of the two-step impairment test and bypass the qualitative assessment. The first step of the impairment test involves comparing the estimated fair value of a reporting unit with its book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. If, however, the fair value of the reporting unit is less than book value, the carrying amount of the goodwill is compared to its implied fair value. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible assets. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. The Company tests for goodwill impairment annually on November 30.

The Company performed a qualitative goodwill assessment at November 30, 2016 and concluded there was no impairment based on consideration of a number of factors, including the improvement in the Company’s key operating metrics over the prior year, improvement in the strength of the general economy and the Company’s continued execution against its overall strategic objectives.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

Based on the foregoing, the Company determined that it was not more likely than not that the fair value of its reporting unit is less than its carrying amount and therefore that no further impairment testing was required.

Revenue Recognition

The Company derives substantially all of its revenue from contract subscription fees for use of its applications. The Company recognizes revenues in accordance with ASC 605, and accordingly revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, collectability is reasonably assured and acceptance criteria, if any, have been met. If any of these criteria are not met, revenue recognition is deferred until such time that all of the criteria are met. The Company’s subscription arrangements do not provide customers with the right to take possession of the software at any time.

Subscription Revenue

Subscription revenue is recognized ratably over the initial subscription period committed by the customer commencing when the customer’s environment has been created in the Company’s hosted environment. The initial subscription period is typically one to three years and the level of service provided each customer varies based on the level of service required by the complexity of a customer’s business. The level of service also specifies the level of usage by the customer in terms of minutes or data used to transmit the notifications. In the event actual usage exceeds the level purchased, overages are invoiced and are recorded as revenue during the service period. The subscription services are noncancelable, although customers have the right to terminate their contracts if the Company materially fails to perform. The Company generally invoices the Company’s customers in advance in annual installments for the subscription fees, including the set-up fees on the first annual invoice.

Other Revenue

The Company recognizes revenue for set-up fees, which historically have not been material to the Company’s financial statements. The Company has concluded that set-up fees do not meet the criteria for separation from the Company’s primary service as they do not have stand-alone value as the Company has historically not sold set-up fees separately. Since set-up fees are charged for substantially all new applications and services, they are recognized ratably over the contractual period, which approximates the life of the application. The Company also sells professional services, which have been immaterial to date.

Deferred Revenue

Deferred revenue includes amounts collected or billed in excess of recognizable revenue. Such amounts are recognized by the Company over the life of the contract upon meeting the revenue recognition criteria. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue.

Cost of Revenue

Cost of revenue includes expenses related to the fulfillment of the Company’s subscription services, consisting primarily of employee-related expenses for data center operations and customer support, including salaries, bonuses, benefits and stock-based compensation expense. Cost of revenue also includes hosting costs, messaging costs and depreciation and amortization.

Advertising Expenses

Advertising expenses to promote the Company’s services are expensed as incurred. Advertising expenses included in sales and marketing expense were $1.1 million, $0.8 million and $0.3 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

Research and Development

Research and development expenses primarily consist of employee-related costs for research and development staff, including salaries, bonuses, benefits and stock-based compensation and the cost of certain third-party service providers related to the development of the Company’s solutions that do not meet the criteria to be capitalized under ASC Topic 350-40, Internal Use Software.

Stock-Based Compensation

Stock-based compensation expense is comprised of stock options, which are issued under the Company’s 2008 and 2016 equity incentive plans, and restricted stock awards, or RSAs, and employee stock purchase plan awards.

Stock-based compensation related to stock options and RSAs is measured at the grant date based on the fair value of the award and is recognized straight-line as expense, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company utilizes the Black-Scholes pricing model for determining the estimated fair value of the stock options and RSAs. The Black-Scholes pricing model requires the use of subjective assumptions including the option’s expected term, the volatility of the underlying stock, the fair value of the stock and the expected forfeiture rate.

Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized.

The calculation of the Company’s tax liabilities involves dealing with uncertainties of the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments.

Foreign Currency Translation

The functional currency for the Company’s foreign subsidiaries is the local currency. For those subsidiaries, the assets and liabilities are translated into U.S. dollars at the exchange rate method at the balance sheet date. Income and expenses are translated at the average exchange rates for the period. Foreign currency exchange gain and losses are recorded in other expenses.

Other Comprehensive Income (Loss)

For all periods presented, the Company’s other comprehensive income (loss) is comprised of foreign currency translation adjustments related to the Company’s foreign subsidiaries.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is computed by dividing the Company’s net loss attributable to common stockholders by the weighted-average number of common shares used in the loss per share calculation during the period. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities, including stock options, restricted stock awards and warrants. Basic and diluted net loss per share attributable to common stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

(3) Accounts Receivable, Net

Accounts receivable, net, is as follows (in thousands):

	As of December 31,
	2016	2015
Accounts receivable	$18,231	$16,080
Allowance for doubtful accounts	(419)	(381)

Net accounts receivable	$17,812	$15,699

Bad debt expense for the years ended December 31, 2016, 2015 and 2014 was $0.4 million, $0.4 million and $0.2 million, respectively.

The following table summarizes the changes in the allowance for doubtful accounts (in thousands):

	As of December 31,
	2016	2015
Allowance, at beginning of period	$(381)	$(282)
Charged to bad debt expense	(387)	(366)
Write-offs, net of recoveries	349	267

Allowance, at end of period	$(419)	$(381)

(4) Property and Equipment

Property and equipment consists of the following at December 31, 2016 and 2015 (in thousands):

	Useful life in years	As of December 31,
		2016	2015
Furniture and equipment	5	$928	$822
System hardware	5	3,320	6,495
Office computers	3	1,777	2,003
Computer and system software	3	1,478	1,341

		7,503	10,661
Less accumulated depreciation and amortization		(4,580)	(7,041)

Property and equipment, net		$2,923	$3,620

Depreciation and amortization expense for the years ended December 31, 2016, 2015 and 2014 was $1.7 million, $1.4 million and $0.7 million, respectively.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

(5) Goodwill

Goodwill was $9.7 million and $7.8 million as of December 31, 2016 and 2015, respectively. There were no impairments recorded against goodwill in 2016, 2015 or 2014. The following table displays the changes in the gross carrying amount of goodwill (in thousands):

Amount
Balance at December 31, 2015 and 2014	$7,839
Crisis Commander acquisition	1,837

Balance at December 31, 2016	$9,676

Acquisition

On December 30, 2016, the Company completed the acquisition of Crisis Commander, a privately held SaaS mobile crisis management company based out of Norsburg, Sweden. The acquisition was consummated pursuant to a purchase agreement for an initial preliminary purchase price of $2.7 million, subject to earn out payments contingent on meeting certain revenue thresholds which are expected to be paid in March 2018.

The excess of purchase consideration over the fair value of net tangible liabilities assumed and identifiable intangible assets acquired was recorded as goodwill. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions. The estimated fair values of assets acquired and liabilities assumed may be subject to change as additional information is received. Thus, the provisional measurements of fair value have been recorded.

The goodwill balance is primarily attributed to the anticipated synergies from the acquisition and expanded market opportunities with respect to the integration of Crisis Commander’s platform with the Company’s other solutions. The goodwill balance is not deductible for U.S. income tax purposes.

The assets and results of operations of Crisis Commander were not significant to the Company’s consolidated financial position or results of operations, and thus pro forma information is not presented.

(6) Fair Value Measurements

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, capital leases and accrued liabilities approximate fair value because of the short maturity of these items. The fair value of the Company’s revolving line of credit and term loan approximates carrying value based on the Company’s current incremental borrowing rate for similar types of borrowing arrangements. The fair value of the Company’s notes payable approximates carrying value due to the short term nature of the arrangement.

Certain assets, including long-lived assets, goodwill and intangible assets are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review. For the years ended December 31, 2016 and 2015, no impairments were identified of those assets requiring measurement at fair value on a non-recurring basis.

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis at December 31, 2016 by level within the fair value hierarchy. There were no financial assets and liabilities that were required to be measured at fair value basis on a non-recurring basis at December 31, 2015.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

	At December 31, 2016
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(in thousands)
Assets:
Money market funds (included in cash and cash equivalents)	$57,032	—	—	$57,032

Total financial assets	$57,032	$—	$—	$57,032

Liabilities:
Contingent consideration	—	—	$388	$388

Total financial liabilities	$—	$—	$388	$388

The following table summarizes the changes in Level 3 financial instruments (in thousands).

Amount
Fair value at December 31, 2015	$—
Contingent consideration from acquisition	388

Fair value at December 31, 2016	$388

There were no level 3 financials instruments for the year ended December 31, 2015.

(7) Capitalized Software Development Costs

Capitalized software development costs consisted of the following at December 31, 2016 and 2015 (in thousands):

			As of December 31, 2016
	Gross carrying amount	Amortization period	Accumulated amortization	Net carrying amount
Capitalized software development costs	$30,658	3 years	$(21,866)	$8,792

Total capitalized software development costs	$30,658		$(21,866)	$8,792

			As of December 31, 2015
	Gross carrying amount	Amortization period	Accumulated amortization	Net carrying amount
Capitalized software development costs	$25,119	3 years	$(16,941)	$8,178

Total capitalized software development costs	$25,119		$(16,941)	$8,178

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

The Company capitalized software development costs of $5.5 million and $4.9 million during the years ended December 31, 2016 and 2015, respectively.

The total amortization expense related to capitalized software development costs for the years ended December 31, 2016, 2015 and 2014 was $4.9 million, $3.0 million and $0.8 million, respectively. Amortization of capitalized software development costs is classified within cost of revenue in the consolidated statements of operations and comprehensive loss.

The expected amortization, as of December 31, 2016, for each of the next three years is as follows:

Year ending December 31:	(in thousands	)

2017	$4,361
2018	2,844
2019	1,587

	$8,792

(8) Intangible Assets

Intangible assets consisted of the following finite lived intangible assets at December 31, 2016 and 2015 (in thousands):

			As of December 31, 2016
	Gross carrying amount	Weighted- average life (years)	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Developed technology	$1,490	3.60	$(878)	$612
Tradenames	883	6.08	(254)	629
Customer relationships	4,779	5.00	(2,080)	2,699

Total intangible assets	$7,152		$(3,212)	$3,940

			As of December 31, 2015
	Gross carrying amount	Weighted- average life (years)	Accumulated amortization	Net carrying amount
Amortizable intangible assets:
Developed technology	$1,211	3.07	$(763)	$448
Tradenames	582	5.55	(223)	359
Customer relationships	4,941	5.00	(1,629)	3,312

Total intangible assets	$6,734		$(2,615)	$4,119

Total amortization expense for the years ended December 31, 2016, 2015 and 2014 was $1.2 million, $1.5 million and $1.0 million, respectively. Amortization expense of tradenames and customer relationships is included within general and administrative expenses, while amortization of developed technology is included in cost of revenue. The Company recorded amortization expense attributed to developed technology of $0.2 million, $0.4 million and $0.2 million for the period ended December 31, 2016, 2015 and 2014, respectively.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

The expected amortization of the intangible assets, as of December 31, 2016, for each of the next five years and thereafter is as follows:

(in thousands)
2017	$1,392
2018	1,221
2019	772
2020	262
2021	263
Thereafter	30

$3,940

(9) Income Taxes

The components of loss before income taxes are as follows:

	Year Ended December 31,
	2016	2015	2014
	(in thousands)
Domestic	$(8,572)	$(8,016)	$395
Foreign	(2,738)	(3,370)	(1,107)

Total	$(11,310)	$(11,386)	$(712)

For purposes of the reconciling the Company’s provision for income taxes at the statutory rate and the Company’s provision (benefit) for income taxes at the effective tax rate, a notional 34% tax rate was applied as follows:

	Year Ended December 31,
	2016	2015	2014
	(in thousands)
Income tax at federal statutory rate	$(3,846)	$(3,871)	$(242)
Increase/(Decrease) in tax resulting from:
State income tax expense, net of federal tax effect	(183)	(103)	9
Nondeductible permanent items	1,012	567	123
Foreign rate differential	662	474	228
State rate change	(13)	(74)	9
Adjustment to deferred taxes	(132)	(525)	(2)
Change in valuation allowance	2,351	2,921	(248)
Uncertain tax positions	83	50	12
Other	42	(1)	22

Total	$(24)	$(562)	$(89)

The difference between the statutory federal income tax rate and the Company’s effective tax rate in 2016, 2015 and 2014 is primarily attributable to the effect of state income taxes, difference between the U.S. and foreign tax rates, deferred tax state rate adjustment, share-based compensation and other non-deductible permanent items, and the change in valuation allowance. The Company’s China, Sweden and U.K. subsidiaries were subject to 25%, 22% and 20% applicable statutory income tax rates, respectively, for the periods presented.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

The provision for (benefit from) income taxes is as follows:

	Year Ended December 31,
	2016	2015	2014
	(in thousands)
Current:
Federal	$—	$(14)	$16
State	31	4	24
Foreign	109	(101)	191

	140	(111)	231

Deferred:
Federal	(1,823)	(2,536)	255
State	(396)	(315)	(1)
Foreign	(296)	(521)	(326)

	(2,515)	(3,372)	(72)

Change in valuation allowance	2,351	2,921	(248)

Total	$(24)	$(562)	$(89)

The net deferred tax assets (liabilities) at December 31, 2016 and 2015 are comprised of the following:

	As of December 31,
	2016	2015
	(in thousands)
Deferred rent	$47	$110
AMT credit	31	50
Accrued expenses	1,091	1,341
Deferred revenue	441	359
Net operating loss carryforward	18,722	15,737
Other assets	423	411
Intangible assets	(2,173)	(1,524)
Property and equipment	(166)	(282)
Other liabilities	(28)	(16)
Valuation allowance	(18,882)	(16,531)

Total non-current deferred income tax liabilities	$(494)	$(345)

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, requiring all deferred tax assets and liabilities, and any related valuation allowance, to be classified as non-current on the balance sheet. The Company elected to retrospectively adopt the accounting standard in the fourth quarter of 2015.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2016. Such objective evidence limits the ability to consider other subjective evidence such as its projections for future growth. On the basis of this evaluation, at December 31, 2016 and 2015, a valuation allowance of $18.9 million and $16.5 million, respectively, has been recorded since it is more likely than not that the deferred tax assets will not be realized.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

At December 31, 2016, the Company has federal and state net operating loss carryforwards of $46.2 million and $40.5 million, respectively, which expire in varying amounts through 2036. At December 31, 2015, the Company has federal and state net operating loss carryforwards of $39.2 million and $36.6 million, respectively. Section 382 of the Internal Revenue Code, or Section 382, imposes limitations on a corporation’s ability to utilize its Net Operating Losses, or NOLs, if it experiences an “ownership change.” In general terms, an ownership change may result from transactions increasing the ownership percentage of certain stockholders in the stock of the corporation by more than 50% over a three year period. In the event of an ownership change, utilization of the NOLs would be subject to an annual limitation under Section 382 determined by multiplying the value of the Company’s stock at the time of the ownership change by the applicable long-term tax exempt rate. The Company has not completed a Section 382 study at this time; however should a study be completed certain NOLs may be subject to such limitations. Any future annual limitation may result in the expiration of NOLs before utilization.

For the period ended December 31, 2016, 2015 and 2014, the Company has recorded income tax expense of $83,000, $50,000 and $12,000 related to uncertain tax positions. The Company’s policy is to recognize potential interest and penalties related to unrecognized tax benefits associated with uncertain tax positions, if any, in the income tax provision. At December 31, 2016 and 2015, the Company had accrued $8,000 and $0 in interest and penalties related to uncertain tax positions.

The Company is subject to taxation in the United States and various states along with other foreign countries. Due to the presence of net operating loss carryforwards, all of the income tax years remain open for examination by the IRS and various state and foreign taxing authorities. The Company has not been notified that it is under audit by the IRS for any of the tax years currently open. The Company is not currently under audit from any state taxing authorities.

The following changes occurred in the amount of unrecognized tax benefits during the years ended December 31, 2016, 2015, and 2014:

	Year Ended December 31,
	2016	2015	2014
	(in thousands)
Beginning balance of unrecognized tax benefits	$167	$117	$105
Additions for current year tax positions	75	50	12

Ending balance (excluding interest and penalties)	242	167	117
Interest and penalties	8	—	—

Total	$250	$167	$117

The amount of income taxes the Company pays is subject to ongoing audits by taxing jurisdictions around the world. The Company’s estimate of the potential outcome of any uncertain tax position is subject to management’s assessment of relevant risks, facts, and circumstances existing at that time. The Company believes that it has adequately provided for these matters. However, the Company’s future results may include favorable or unfavorable adjustments to its estimates in the period the audits are resolved, which may impact the Company’s effective tax rate. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease in the next 12 months. As of December 31, 2016, the Company’s tax filings are generally subject to examination in major tax jurisdictions for years ending on or after December 31, 2012.

Deferred income taxes have not been provided for undistributed earnings of the Company’s consolidated foreign subsidiaries because of the Company’s intent to reinvest such earnings indefinitely in active foreign operations.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

At December 31, 2016, the Company had $0.2 million in unremitted earnings that were permanently reinvested related to its consolidated foreign subsidiaries.

(10) Debt

In April 2013, the Company entered into an amendment for a $7.0 million line of credit with Silicon Valley Bank bearing an interest rate of prime plus 1.75% per annum.

In July 2015, the Company paid off its line of credit with Silicon Valley Bank.

Interest cost incurred and charged to expense related to the line of credit with Silicon Valley Bank was $0 and $0.1 million for the years ended December 31, 2016 and 2015, respectively.

In June 2015, the Company entered into a loan and security agreement with Western Alliance Bank (formerly known as Bridge Bank) to provide a secured revolving line of credit that allows the Company to borrow up to $10.0 million for working capital and general business requirements. Amounts outstanding under the line of credit bear interest at the prime rate plus 0.75% with accrued interest payable on a monthly basis and outstanding and unpaid principal due upon maturity of the credit facility in June 2018. In February 2016, the Company entered into an amendment of its loan and security agreement with Western Alliance Bank to (1) increase the capacity of its revolving line of credit by $5.0 million to $15.0 million and (2) set the minimum prime rate based on which interest due is calculated at 3.25%. No other changes were made to the loan and security agreement. The loan and security agreement, as amended, allows the Company to borrow up to $15.0 million for working capital and general business requirements.

As of December 31, 2016 and 2015, $0 and $10.0 million was outstanding under the line of credit, respectively. There was $15.0 million and $0 of unused borrowing availability under the line of credit at December 31, 2016 and 2015, respectively.

In addition to the revolving line of credit, the loan and security agreement also provides for a $5.0 million growth capital term loan.

On September 22, 2016, the Company repaid in full and terminated its term loan with Western Alliance Bank. The aggregate amount paid was $5.1 million, which included the full principal amount of $5.0 million and $0.1 million of accrued interest. The Company also repaid $5.8 million on its line of credit with Western Alliance Bank, which included $0.1 million of interest. Upon the repayment and termination of the term loan, the Company recorded a $0.1 million charge to interest expense for the unamortized portion of the debt discount.

Western Alliance Bank maintains a security interest in substantially all of the Company’s tangible and intangible assets, excluding intellectual property, to secure any outstanding amounts under the loan and security agreement. The loan and security agreement contains customary events of default, conditions to borrowing and covenants, including restrictions on the Company’s ability to dispose of assets, make acquisitions, incur debt, incur liens and make distributions and dividends to stockholders. The loan and security agreement also includes a financial covenant related to the Company’s recurring revenue renewal rate. During the continuance of an event of default, Western Alliance Bank may accelerate amounts outstanding, terminate the credit facility and foreclose on the collateral.

Interest cost incurred and charged to expense related to the term loan and line of credit was $0.5 million and $0.2 million, respectively, for the year ended December 31, 2016 and 2015.

The Company adopted ASU 2015-03 in the first quarter of 2016 and reclassified $48,000 of deferred financing costs, net, resulting in a deduction from the carrying value of the Company’s long term line of credit and term loan, respectively, within its December 31, 2015 consolidated balance sheet.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

(11) Notes Payable

In March 2014, the Company issued two seller notes payable in connection with the acquisition of Vocal. The notes had an aggregate principal amount of $2.7 million, scheduled to mature on September 13, 2015 in the amount of $2.1 million and December 31, 2015 in the amount of $0.6 million. Both notes have a stated interest rate of 2.5%. The notes were recorded at their estimated fair value of $2.5 million at the issuance date, and imputed interest will be accreted to non-cash interest expense to the maturity date, using a 5.25% interest rate. At December 31, 2015, the carrying value of the notes was $0.5 million. The former owner of Vocal was retained as an employee of the Company; however, the former owner’s employment ended in 2015. The final note payable was repaid in January 2016.

In December 2014, the Company issued a note payable to the seller in connection with the acquired technology of CareConverge. The note has an aggregate principal amount of $1.5 million, scheduled to mature on December 15, 2015, and has no stated interest rate. The note was recorded at its estimated fair value of $1.4 million at the acquisition date, and imputed interest will be accreted to non-cash interest expense to the maturity date, using a 5.25% interest rate. At December 31, 2015, the carrying value of the note was $1.5 million. The former majority owner of CareConverge was retained as an employee of the Company, however the former owner’s employment ended in 2016. The note was paid in full in January 2016.

Interest cost incurred and charged to expense related to the notes payable was $0 and $0.2 million for the years ended December 31, 2016 and 2015, respectively.

(12) Stockholders’ Equity (Deficit)

Convertible Preferred Stock

Upon the closing of the IPO, all of the Company’s outstanding Series A and Series A-1 preferred stock automatically converted into 8,354,963 shares of common stock on a one-to-one basis.

The rights, preferences, and privileges of the Series A and Series A-1 were as follows:

Dividend Provisions—Holders of the Series A and Series A-1 were entitled to receive, prior and in preference to holders of the Company’s common stock and the Company’s Class A common stock, or Class A, cumulative dividends from the respective dates of issuance that accrue at a rate of 8% per annum payable only if and when declared by the Company’s board of directors or upon the liquidation, sale or change in control of the Company.

At December 31, 2016 and 2015, the amount of undeclared cumulative dividends totaled $0 and $9.6 million, respectively.

Liquidation Preference. If the Company was liquidated, dissolved or wound up, or if all or substantially all of the Company’s assets were acquired or if the Company underwent a change in control, the holders of the Series A and Series A-1 then outstanding would have been entitled to be paid out of the Company’s assets available for distribution, before any payment was made to the holders of common stock or Class A, the greater of (1) an amount in cash equal to the stated value per share of such holders’ preferred stock plus any accrued but unpaid dividends, whether or not declared, through the date of such liquidation, sale or change in control or (2) such amounts as such holders would receive if, immediately prior to such liquidation, sale or change in control, the outstanding Series A, Series A-1, and Class A were converted into the Company’s common stock. If the assets or funds available for distribution to the holders of Series A and Series A-1 were insufficient to pay such holders the full amount to which they are entitled, the holders would share prorata in the assets and funds available for distribution, based upon the aggregate value per share of such holders’ preferred stock plus any unpaid dividends, whether or not declared.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

Conversion Rights. Each share of preferred stock was convertible at the option of the holder into common stock at a conversion price per share of $2.25 and $2.49 (each subject to adjustments upon the occurrence of certain dilutive events) for Series A and Series A-1, respectively. Each share of Series A and Series A-1 was convertible into shares of common stock on a one-for-one basis.

Mandatory Conversion Rights. Each share of Series A and Series A-1 would automatically have been converted into shares of common stock at the then effective conversion price for such shares upon the affirmative election of at least a majority of the outstanding shares of preferred stock, or the closing of an underwritten initial public offering with aggregate gross proceeds of at least $35.0 million and a per share price to the public of at least $12.46; provided, that in September 2016, the threshold for automatic conversion of the Company’s preferred stock into shares of the Company’s common stock in connection with an initial public offering was amended to eliminate the price per share threshold and only require that the Company raise at least $35.0 million in gross proceeds.

Voting Rights. Holders of each share of Series A and Series A-1 were entitled to the number of votes equal to the number of shares of common stock into which each such share of Series A and Series A-1 was convertible.

Redemption Rights. The preferred stock was not redeemable.

Class A Common Stock

In connection with the closing of the IPO, all shares of Class A then outstanding were automatically converted into 1,164,105 shares of common stock on a one-to-one basis.

The Class A holders did not have any voting rights.

The Class A holders had dividend rights. The Company was not permitted to declare, pay or set aside dividends on shares of common stock unless the holders of Class A received the same dividend per share as the holders of common stock. The Class A holders also had liquidation rights if the Company was liquidated, dissolved or wound up, if all or substantially all of the Company’s assets were acquired or if the Company underwent a change in control. If, upon such an event, the Series A and Series A-1 received their liquidation preference amount, the Class A would have been entitled to receive an amount per share equal to $1.15 (as adjusted for stock splits, combinations and similar events) plus any dividends declared but unpaid on shares of the Class A. If the assets or funds available for distribution to the holders of Class A were insufficient to pay such holders the full amount to which they were entitled, the holders would have shared pro rata in the assets and funds available for distribution, based upon the aggregate value per share of such holders’ Class A, plus any declared and unpaid dividends thereon. If the holders of preferred stock received their liquidation preference on an as-converted to common basis, the Company’s remaining assets, after distribution to the holders of preferred stock, would have been distributed ratably among the holders of common stock and Class A. Each share of Class A was convertible automatically into one share of common stock upon the mandatory conversion of the Series A and Series A-1.

Preferred Stock

As of December 31, 2016, the Company had authorized 10,000,000 shares of preferred stock, par value $0.001, of which no shares were outstanding.

Common Stock

Holders of the Company’s common stock are entitled to one vote per share.

At December 31, 2016 and 2015, there are 27,150,674 and 11,106,926 shares of common stock issued and outstanding, respectively.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

In January 2015, the Company, pursuant to its repurchase right, repurchased 173,913 shares of its common stock from a former employee, who was also a stockholder and current board member for $1.5 million. The shares of common stock were retired and recorded as a reduction of common stock and additional paid-in-capital.

Warrants

In June 2009, the Company issued a warrant to purchase 10,029 shares of the Company’s Series A-1 preferred stock at an exercise price of $2.49 per share in connection with a preferred stock offering. The warrant expires upon the earlier of (1) 10 years after the issuance date, (2) the closing of an initial public offering; or (3) when a change in control transaction takes place. The Company issued 10,029 shares of Series A-1 preferred stock upon the exercise of this warrant in August 2016.

In June 2009, the Company issued a warrant to purchase 120,355 shares of the Company’s Series A-1 preferred stock at an exercise price of $2.49 per share in connection with a preferred stock offering. The warrant expires upon the earlier of (1) 10 years after the issuance date, (2) five years after the closing of an initial public offering; or (3) when a change in control transaction takes place. The Company issued 100,683 shares of Series A-1 preferred stock upon the “net exercise” of this warrant in September 2016.

No warrants to purchase shares of capital stock of the Company were outstanding as of December 31, 2016.

(13) Stock Plans and Stock-Based Compensation

2008 Plan

In June 2008, the Company adopted the 2008 Equity Incentive Plan, or the 2008 Plan, which permits the granting of stock options to the Company’s’ employees, directors and consultants. The total number of shares authorized for awards of stock options under the 2008 Plan was 1,472,261 shares of common stock. On September 7, 2011, that number was increased to 2,426,087, on May 1, 2012, the number was decreased to 2,269,749 and on July 15, 2015 the number was increased to 3,226,271. Stock option awards are granted with an exercise price equal to the fair market value of the Company’s common stock at the date of grant as determined by the Company’s board of directors. The option awards generally vest over four years and are exercisable any time after vesting. The stock options expire ten years after the date of grant.

In connection with our IPO, our board of directors resolved not to make future grants under our 2008 Plan. The 2008 Plan will continue to govern outstanding awards granted thereunder.

2016 Plan

The Company’s 2016 Equity Incentive Plan, or the 2016 Plan, became effective on September 15, 2016. The 2016 Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights and performance share awards to employees, directors and consultants of the Company. A total of 3,893,118 shares of the Company’s common stock were initially reserved for issuance under the 2016 Plan, which is the sum of (1) 2,000,000 shares, (2) the number of shares reserved for issuance under the 2008 Plan at the time the 2016 Plan became effective (up to a maximum of 42,934 shares) and (3) shares subject to stock options or other stock awards granted under the 2008 Plan that would have otherwise returned to our 2008 Plan (up to a maximum of 1,850,184 shares). The number of shares of common stock reserved for issuance under the 2016 Plan will automatically increase on January 1 of each year, beginning on January 1, 2017, by 3% of the number of shares of the Company’s capital stock outstanding on the immediately preceding December 31, or such lesser number of shares as determined by the Company’s board of directors. As a result of the adoption of the 2016 Plan, no further grants may be made under the 2008 Plan. As of December 31, 2016, there were 2,005,483 shares available for grant under the 2016 Plan and as of December 31,

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

2015 there were 232,304 shares available for grant under the 2008 Plan. Stock option awards are granted with an exercise price equal to the fair market value of the Company’s common stock at the date of grant based on the closing market price of our common stock as reported on The NASDAQ Global Market. The option awards generally vest over four years and are exercisable any time after vesting. The stock options expire ten years after the date of grant.

Employee Stock Purchase Plan

The Company’s Employee Stock Purchase Plan, or 2016 ESPP became effective on September 15, 2016. A total of 500,000 shares of the Company’s common stock were initially reserved for issuance under the 2016 Plan. The number of shares reserved for issuance under the 2016 ESPP will automatically increase on January 1 of each year, beginning on January 1, 2017, by the lesser of 200,000 shares of the Company’s common stock, 1% of the number of shares of the Company’s common stock outstanding on the immediately preceding December 31, or such lesser number of shares as determined by the Company’s board of directors.

The 2016 ESPP allows eligible employees to purchase shares of the Company’s common stock at a discount of up to 15% through payroll deductions of their eligible compensation, subject to any plan limitations. Except for the initial offering period, the 2016 ESPP provides for separate six-month offering periods beginning each March and October of each fiscal year.

On each purchase date, eligible employees will purchase the Company’s stock at a price per share equal to 85% of the lesser of (i) the fair market value of the Company’s common stock on the offering date or (ii) the fair market value of the Company’s common stock on the purchase date.

For the year ended December 31, 2016, no shares of common stock were purchased under the 2016 ESPP and 83,790 shares are expected to be purchased at the end of the initial offering period. The Company uses the Black-Scholes option pricing model to measure the fair value of its stock options and the purchase rights issued under the ESPP. As of December 31, 2016, total recognized compensation cost was $0.2 million and unrecognized compensation cost related to 2016 ESPP was $0.1 million, which will be amortized over a weighted-average period of 0.25 years. The 2016 ESPP is considered compensatory for purposes of stock-based compensation expense.

Stock Options

The weighted-average grant-date fair value per share of options granted for the years ended December 31, 2016, 2015 and 2014, was $14.49, $12.19 and $4.26, respectively. The Company recorded stock-based compensation expense of $3.1 million, $1.5 million and $0.4 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The total intrinsic value of options exercised in 2016, 2015 and 2014 was $1.6 million, $0.5 million and $1.1 million, respectively. This intrinsic value represents the difference between the fair market value of the Company’s common stock on the date of exercise and the exercise price of each option. Based on the fair market value of the Company’s common stock at December 31, 2016, 2015 and 2014 the total intrinsic value of all outstanding options was $15.9 million, $10.1 million and $5.0 million.

There were no excess tax benefits realized for the tax deductions from stock options exercised during the years ended December 31, 2016, 2015 and 2014.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

The fair value of stock option grants is determined using the Black-Scholes option pricing model with the following assumptions.

	Year Ended December 31,
	2016	2015	2014
Employee Stock Options:
Fair value of common stock	$14.21 - $18.83	$9.37 - $13.63	$7.02
Expected term (in years)	5.29 - 6.11	5.09 - 6.15	5.89 - 6.13
Expected volatility	60% - 70%	60%	51.7% - 69%
Risk-free interest rate	1.21% - 2.55%	1.41% - 1.94%	1.63% - 2.06%
Dividend rate	0%	0%	0%
Employee Stock Purchase Plan:
Expected term (in years)	0.50	—	—
Expected volatility	60%	—	—
Risk-free interest rate	0.45%	—	—
Dividend rate	0%	—	—

(1)	The expected term represents the period that the stock-based compensation awards are expected to be outstanding. Since the Company did not have sufficient historical information to develop reasonable expectations about future exercise behavior, the Company used the simplified method to compute expected term, which reflects the average of the time-to-vesting and the contractual life;

(2)	The expected volatility of the Company’s common stock on the date of grant is based on the volatilities of publicly traded peer companies that are reasonably comparable to the Company’s own operations;

(3)	The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the options; and

(4)	The expected dividend yield is assumed to be zero as the Company has never paid dividends and have no current plans to pay any dividends on the Company’s common stock.

Total unrecognized compensation cost, adjusted for estimated forfeitures, related to nonvested stock options was approximately $6.6 million and $6.8 million as of December 31, 2016 and 2015, respectively, and is expected to be recognized over a weighted average period of 2.59 years and 1.62 years as of December 31, 2016 and 2015, respectively. The amount of cash received from the exercise of stock options in 2016 and 2015 was $0.8 million and $0.1 million, respectively.

A summary of activities under the 2008 Plan and 2016 Plan is shown as follows for the years ended December 31, 2016 and 2015:

	Stock options outstanding	Weighted average exercise price
Outstanding at December 31, 2014	699,662	$2.24
Granted	1,190,317	$12.19
Exercised	(37,559)	$1.32
Forfeited	(30,698)	$7.76

Outstanding at December 31, 2015	1,821,722	$8.68
Granted	292,204	$14.75
Exercised	(163,968)	$4.30
Forfeited	(65,533)	$8.03

Outstanding at December 31, 2016	1,884,425	$10.02

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

Stock-based compensation expense is recognized over the award’s expected vesting schedule, which is reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on the Company’s historical experience and future expectations.

Stock options outstanding, and options exercisable and vested are as follows:

Outstanding as of December 31, 2016	Remaining contractual life (years)	Weighted average exercise price	Exercisable as of December 31, 2016	Remaining contractual life (years)	Weighted average exercise price
1,884,425	7.86	$10.02	809,900	7.13	$6.81

Outstanding as of December 31, 2015	Remaining contractual life (years)	Weighted average exercise price	Exercisable as of December 31, 2015	Remaining contractual life (years)	Weighted average exercise price
1,821,722	8.62	$8.68	472,463	6.88	$1.90

Vested and nonvested stock option activity under the 2008 Plan and 2016 Plan was as follows:

	Vested		Nonvested
	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price
Outstanding at December 31, 2016	809,900	$6.81	1,074,525	$12.44
Outstanding at December 31, 2015	472,463	$1.90	1,349,259	$10.87

The Company classified stock based compensation relating to stock options and RSAs in the following captions in the accompanying consolidated statements of operations and comprehensive loss:

	Year Ended December 31,
	2016	2015	2014
	(in thousands)
Cost of revenue	$180	$150	$82
Sales and marketing	725	315	120
Research and development	348	297	147
General and administrative	1,848	760	27

Total	$3,101	$1,522	$376

(14) Basic and Diluted Net Loss per Share

Basic net loss per common share is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share of common stock is computed by giving effect to all potential dilutive shares of common stock. Basic and diluted net loss per share of common stock were the same for all periods presented as the impact of all potentially dilutive securities outstanding was anti-dilutive.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

The following common equivalent shares were excluded from the diluted net loss per share calculation because their inclusion would have been anti-dilutive:

	Year Ended December 31,
	2016	2015	2014
Stock options	1,884,425	1,821,722	699,662
Shares to be issued under ESPP	83,790	—	—
Series A-1 preferred stock warrants	—	130,384	130,384
Convertible preferred stock	—	8,354,963	8,354,963

Total	1,968,215	10,307,069	9,185,009

The Company is required to reserve and keep available from the Company’s authorized but unissued shares of common stock a number of shares equal to the number of shares subject to outstanding awards under the 2008 Plan and the number of shares reserved for issuance under each of the 2016 Plan and 2016 ESPP.

Reserve for Unissued Shares of Common Stock

The Company is required to reserve and keep available out of its authorized but unissued shares of common stock such number of shares sufficient for the exercise of all shares granted and available for grant under the Company’s 2008 Plan, 2016 Plan and 2016 ESPP.

The amount of such shares of the Company’s common stock reserved for these purposes at December 31, 2016 is as follows:

Number of Shares
Stock options issued and outstanding	1,884,425
Additional shares available for grant under equity plans	2,505,483

Total	4,389,908

(15) Segment information

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker, or CODM, who is the Company’s chief executive officer, in deciding how to allocate resources and assess the Company’s financial and operational performance. While the Company has applications that address multiple mass notification use cases, all of the Company’s applications operate on and leverage a single technology platform and are deployed and sold in an identical way. In addition, the Company CODM evaluates the Company’s financial information and resources and assesses the performance of these resources on a consolidated basis. As a result, the Company has determined that the Company’s business operates in a single operating segment. Since the Company operates as one operating segment, all required financial segment information can be found in the consolidated financial statements.

(16) Geographic Concentrations

Revenue by location is determined by the billing address of the customer. Approximately 90%, 86% and 86% of the Company’s revenue was from the United States for the fiscal years ended December 31, 2016, 2015 and 2014, respectively. No other individual country comprised more than 10% of total revenue for the fiscal years ended December 31, 2016, 2015 and 2014. Property and equipment by geographic location is based on the location of the legal entity that owns the asset. As of December 31, 2016 and 2015, more than 95% of the Company’s property and equipment was located in the United States.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

(17) Employee Benefit Plan

The Company maintains a 401(k) plan for the benefit of the Company’s eligible employees. The plan covers all employees who have attained minimum service requirements. The Company currently does not contribute to the retirement plan for any of its employees.

(18) Commitments and Contingencies

(a) Leases

The Company leases office space in Pasadena, California; San Francisco, California; Burlington, Massachusetts; Colchester, England; Windsor, England; Norsburg, Sweden and Beijing, China under operating leases and recognizes escalating rent expense on a straight-line basis over the expected lease term.

In December 2016, we entered into a new lease for our executive offices in Burlington, Massachusetts that will increase our future minimum lease payments beginning in June 2017 by $8.0 million over the next five years.

Future minimum lease payments under non-cancelable capital and operating leases in effect at December 31, 2016 are as follows (in thousands):

Operating
2017	$1,828
2018	1,874
2019	1,640
2020	1,661
2021 and thereafter	2,379

Total minimum lease payments	$9,382

Future minimum operating lease payments have been reduced by future minimum sublease income of $0.2 million.

(b) Rent

Rent expense for the years ended December 31, 2016, 2015 and 2014 was $1.6 million, $1.7 million and $0.9 million, respectively.

Rent expense of $44,000, 50,000 and $46,000 for the years ended December 31, 2016, 2015 and 2014, respectively, was paid to the former owner of Vocal who is no longer an employee of the Company.

Deferred rent expense at December 31, 2016 and 2015 was $0.1 million and $0.2 million, respectively, and was recorded in accrued expenses.

(c) Litigation

In the normal course of business, the Company has been subjected to various unasserted claims. The Company does not believe these will have a material adverse impact to the financial statements.

(d) Employee Contracts

The Company has entered into employment contracts with certain of the Company’s executive officers which provide for at-will employment. However, under the provisions of the contracts, the Company would incur severance obligations of up to twelve months of the executive’s annual base salary for certain events, such as involuntary terminations.

Everbridge, Inc.

Notes to the Consolidated Financial Statements—(Continued)

(19) Subsequent Events

On January 27, 2017, the Company acquired IDV Solutions LLC, or IDV, a provider of threat assessment and operational visualization software, for $21.3 million in cash, with additional time and performance-based cash payments that could result in additional payments of $6.2 million. The Company’s acquisition of IDV has been accounted for as a business combination, and assets acquired and liabilities assumed were recorded at their estimated fair values as of January 27, 2017.

Plante & Moran, PLLC
Suite 400
1000 Oakbrook Drive
Ann Arbor, MI 48104
Tel: 734.665.9494
Fax: 734.665.0664
plantemoran.com

Independent Auditor’s Report

To the Board of Directors

IDV Solutions, LLC

We have audited the accompanying financial statements of IDV Solutions, LLC (the “Company”), which comprise the balance sheet as of December 31, 2016, and the related statements of operations, members’ deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IDV Solutions, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

March 29, 2017

F-32

IDV Solutions, LLC

Balance Sheet

December 31, 2016

Assets

Current Assets
Cash and cash equivalents	$227,215
Accounts receivable	1,200,085
Prepaid expenses and other current assets	161,633

Total current assets	1,588,933

Property and Equipment - Net (Note 5)	270,396

Total assets	$1,859,329

Liabilities and Members’ Deficit

Current Liabilities
Accounts payable:
Trade accounts payable	$70,636
Trade payables to related parties (Note 12)	37,739
Capital lease obligation (Note 8)	34,600
Accrued and other current liabilities:
Accrued compensation	59,245
Dividends payable	75,000
Deferred revenue	4,586,973
Sales tax and other accrued liabilities	665,466

Total current liabilities	5,529,659

Capital Lease Obligation - Net of current portion (Note 8)	40,907

Members’ Deficit (Note 3)	(3,711,237)

Total liabilities and members’ deficit	$1,859,329

See notes to financial statements.

IDV Solutions, LLC

Statement of Operations

Year Ended December 31, 2016

Revenue	$10,246,417

Cost of Revenue	2,367,818

Gross Profit	7,878,599

Operating Expenses
Sales and marketing	2,620,264
Research and development	2,681,602
General and administrative	1,899,500

Total operating expenses	7,201,366

Operating Income	677,233

Other Income (Expense)
Interest income	6,119
Other income	24,710
Interest expense	(7,456)

Total other income	23,373

Net Income	$700,606

See notes to financial statements.

IDV Solutions, LLC

Statement of Members’ Deficit

Year Ended December 31, 2016

	Members’ Interest	Capital Contribution Receivable	Related Party Note Receivable	Total

Balance - January 1, 2016	$(3,776,264)	$(47,448)	$(363,230)	$(4,186,942)

Net income	700,606	—	—	700,606
Distribution to members	(192,500)	—	—	(192,500)
Repurchase of outstanding units	(1,058)	—	—	(1,058)
Advances on related party contribution receivable (Note 3)	355	(355)	—	—
Forfeiture of unvested units for terminated employees (Note 3)	(6,826)	6,826	—	—
Advances to members (Note 4)	—	—	(25,250)	(25,250)
Interest on related party notes receivable	—	—	(6,093)	(6,093)

Balance - December 31, 2016	$(3,275,687)	$(40,977)	$(394,573)	$(3,711,237)

See notes to financial statements.

IDV Solutions, LLC

Statement of Cash Flows

Year Ended December 31, 2016

Cash Flows from Operating Activities
Net income	$700,606
Adjustments to reconcile net income to net cash and cash equivalents from operating activities:
Depreciation	80,164
Loss on disposal of property and equipment	12,755
Bad debt expense	319,990
Interest on member notes receivable	(6,093)
Changes in operating assets and liabilities which provided (used) cash and cash equivalents:
Accounts receivable	799,509
Prepaid expenses and other assets	66,680
Accounts payable	(4,884)
Deferred revenue	(2,119,286)
Accrued and other liabilities	168,762

Net cash and cash equivalents provided by operating activities	18,203

Cash Flows Used in Investing Activities - Purchase of equipment	(4,949)

Cash Flows from Financing Activities
Payments on capital lease obligation	(26,644)
Distributions to members	(118,559)
Advances to members	(25,250)

Net cash and cash equivalents used in financing activities	(170,453)

Net Decrease in Cash and Cash Equivalents	(157,199)

Cash and Cash Equivalents - Beginning of year	384,414

Cash and Cash Equivalents - End of year	$227,215

Supplemental Cash Flow Information - Cash paid for interest	$7,456

See notes to financial statements.

IDV Solutions, LLC

Notes to Financial Statements

December 31, 2016

Note 1 - Nature of Business

IDV Solutions, LLC (the “Company” or “IDV”) provides business intelligence software products to large public, private, and Global 2000 organizations. IDV designs, develops, and deploys web-based applications that leverage an enterprise’s data investment through featuring rich, interactive visualization of data on a map. IDV clients include companies from the energy, government, nonprofit, real estate, insurance, manufacturing, financial services, and education sectors. Currently the majority of clients are located in the United States; there are a number of significant engagements internationally as well. IDV has headquarters in Lansing, Michigan, with a satellite office in Florida.

Note 2 - Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared on the basis of generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all investments with an original maturity of three months or less when purchased to be cash equivalents.

Custodial Credit Risk of Bank Deposits

Custodial credit risk is the risk that, in the event of a bank failure, the Company’s deposits may not be returned to it. The Company’s policy related to custodial credit risk of bank deposits is to maintain all deposits in a high-quality institution. The Company maintains balances in its deposit accounts to adequately cover current operating expenses and, as a result, at times requires balances that exceed the FDIC insurance limit.

Accounts Receivable

Accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal customer payment periods. In addition, a general valuation allowance is established for other accounts receivable based on historical loss experience. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period that determination is made. At December 31, 2016, the Company recorded an allowance for doubtful accounts of approximately $320,000.

Property and Equipment

Property and equipment are recorded at cost. The straight-line method is used for computing depreciation. Assets are depreciated over their estimated useful lives. Costs of maintenance and repairs are charged to expense when incurred.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collection is probable.

IDV Solutions, LLC

Notes to Financial Statements

December 31, 2016

Note 2 - Significant Accounting Policies (Continued)

Substantially all of the Company’s software licenses are sold in arrangements that include installation, maintenance and support, and the license. The Company has concluded that the elements of the arrangements do not have standalone value and, as a result, the Company recognizes revenue for its licenses over the related contract period, generally three years.

Often, the Company will license add-on modules to customers during an existing contract relationship. The installation and license fee associated with these modules are recognized ratably over the remaining contract life.

The Company also offers hosted license arrangements. In these arrangements, software maintenance and hosted license revenue is deferred and recognized ratably over the term of the respective agreements, typically one to three years.

The Company began a project during 2015 that involves significant production and customization of software. Revenue from this project is recognized on the percentage-of-completion method, measured by the percentage of hours incurred to date to estimated hours for the project in total. This method is used because management considers expended hours to be the best available measure of progress on this project.

Changes in project performance, project conditions, estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Due to uncertainties inherent in the estimation process, it is at least reasonably possible that, in the near term, the Company will revise its cost and profit estimates related to customization contracts in process.

Credit Risk, Major Customers, and Suppliers

Sales are predominately to companies in various industries located across the country and internationally. The Company extends trade credit to its customers on terms that are generally practiced in the industry. One major customer accounted for approximately 17 percent of accounts receivable at December 31, 2016. Another major customer accounted for approximately 22 percent of revenue for the year ended December 31, 2016.

Warranty Liability

Occasionally, the Company extends warranty coverage for certain customers. The warranty coverage includes ensuring that the software performs based on its intended use and the Company agrees to reimburse the customer if an outage causes any loss to the customer. Generally, this coverage is for the first 90 days of the contract. During the year ended December 31, 2016, no warranty claims had been made and no liability was recorded at December 31, 2016.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable or provided for by the Company. Members are taxed individually on their pro-rata ownership share of the Company’s earnings. The Company’s net income or loss is allocated among the members in accordance with the Company’s operating agreement.

Research and Development

Research and development expenditures of $2,681,602 were charged to expense as incurred during the year ended December 31, 2016.

IDV Solutions, LLC

Notes to Financial Statements

December 31, 2016

Note 2 - Significant Accounting Policies (Continued)

Subsequent Events

The financial statements and related disclosures include evaluation of events up through and including March 29, 2017, which is the date the financial statements were available to be issued.

Upcoming Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede the current revenue recognition requirements in Topic 605, Revenue Recognition. The ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new guidance will be effective for the Company’s year ending December 31, 2019. The ASU permits application of the new revenue recognition guidance to be applied using one of two retrospective application methods. The Company has not yet determined which application method it will use but does believe that the Company’s revenue recognition policies could change with the new guidance.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, Leases, which will supersede the current lease requirements in ASC 840. The ASU requires lessees to recognize a right-of-use asset and related lease liability for all leases, with a limited exception for short-term leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operations. Currently, leases are classified as either capital or operating, with only capital leases recognized on the balance sheet. The reporting of lease-related expenses in the statements of operations and cash flows will be generally consistent with the current guidance. The new lease guidance will be effective for the Company’s year ending December 31, 2020 and will be applied using a modified retrospective transition method to the beginning of the earliest period presented. The new lease standard is expected to have a significant effect on the Company’s financial statements as a result of the lease for office space classified as an operating lease. The Company expects long-term assets and lease liabilities to increase significantly as a result of adopting the new lease standard.

Note 3 - Member Interests

The Company has five classes of membership interest: “Class A Membership Interest,” which is a voting, nonmanagerial interest; “Class B Membership Interest,” which is a nonvoting, managerial interest; “Class C Membership Interest,” which is a nonvoting interest; “Class D Membership Interest,” which is a voting, preferred interest; and “Class E Membership Interest,” which is a nonvoting interest.

Profit Allocation

After giving effect to special allocations set forth in the operating agreement, profits for any fiscal year are allocated first to Class D members to the extent Class D members have received a Class D preferred return (as discussed below), then to all members to the extent that excess cash has been distributed to them, and finally to all members in proportion to their respective membership interests.

IDV Solutions, LLC

Notes to Financial Statements

December 31, 2016

Note 3 - Member Interests (Continued)

Loss Allocation

After giving effect to special allocations, as defined in the operating agreement, losses for any fiscal year are allocated to the members first in a ratio that the positive balances in their capital accounts bear to one another until all capital accounts have been reduced to zero, and then in proportion to their respective membership percentages.

Tax Liability Distributions

The Company is required to distribute to each member cash in an amount equal to such member’s required tax distribution; such cash is to be distributed quarterly (within 15 days of the close of each calendar quarter) based on the amount of taxable income earned by the Company during the quarter just completed. The Company is only obligated to distribute a required tax distribution to the extent that it has excess cash as defined in the operating agreement.

Priority Return

The Company is required to pay to certain members a “guaranteed payment” or “priority return” as defined in the operating agreement for as long as they are acting as a manager of the Company. This guaranteed payment has been reported in operating expenses. The priority return will only be paid in the event that following payment, the Company will be able to pay its debts as they come due in the normal course of business and the Company’s assets exceed the sum of its liabilities. The priority return shall be paid in lieu of any other compensation or fringe benefits.

Class A

There are 18,006,062 Class A voting units outstanding at December 31, 2016.

Class B and C

There are no Class B or C units outstanding at December 31, 2016.

Class D

There are 8,740,975 Class D voting units outstanding at December 31, 2016.

Class D Preferred Return is an amount equal to 7 percent per annum computed on the amount of the capital contribution of PVP II Holdings, LLC (PVP). The accumulated unpaid Class D Preferred Return totaled $502,082 at December 31, 2016. Upon liquidation, the Class D members shall be paid a liquidation preference equal to their initial capital contribution.

Class E

There are 1,858,222 Class E units outstanding at December 31, 2016.

Class E membership interests will be issued and offered for sale from time to time to IDV Solutions II, LLC (IDV II), provided that IDV II issues a proportionate percentage of Class B membership interests in IDV II of equal value to certain eligible employees and managers and/or shareholders of the Company as

IDV Solutions, LLC

Notes to Financial Statements

December 31, 2016

determined by the board of managers. Class E membership interests may be issued by the board of managers without the prior approval of the voting members, provided that the total Class E percentage for all Class E members does not exceed 15.8 percent of the total membership interest of the Company at any given time. Class E membership interests vest 25 percent each year and become fully vested upon the occurrence of a liquidity event.

During 2016, the Company issued additional Class E membership interests to IDV II in exchange for notes receivable of $355 and withdrew previously issued membership interests of approximately $6,900 that were forfeited. With the sale of the Company’s membership interests subsequent to year end, all outstanding Class E membership interests became fully vested.

Put Options

The Company has granted a put option to PVP II Holding, LLC (PVP II) whereby PVP II can sell its Class D interests to the Company at fair market value plus accrued preferred return after the occurrence of one or more trigger events defined in the operating agreement. The first trigger event allows PVP II to put a 10 percent equity interest of the Company at September 30, 2015 and the remainder of the Class D interests in the Company can be put in January 2020. Both trigger events may be preceded by a liquidity event or other certain events defined in the agreement. No puts on the Class D membership interests were executed during 2016.

The Company has also granted a put option to IDV II, an entity created to hold the Class E membership units and owned by those members, whereby IDV II can sell its interest to the Company at fair market value upon the occurrence of a liquidity event as defined in the operating agreement.

Note 4 - Notes Receivable

The Company has notes receivable from certain members totaling approximately $394,000 at December 31, 2016. The notes are unsecured. The notes mature on December 31, 2017, bear interest at 1.65 percent, and are due on demand. Interest income on these notes was approximately $6,000 during the year ended December 31, 2016. These notes are reported as a component of equity.

The Company has loaned money to certain individuals to acquire membership interests in IDV Solutions II, LLC. The notes total approximately $41,000 at December 31, 2016, are due on demand, and bear interest at the applicable federal rate of ..24 percent. These notes are reported as a component of equity.

Note 5 - Property and Equipment

Property and equipment are summarized as follows:

Amount

Furniture and fixtures	$79,954
Computer equipment and software	382,044
Leasehold improvements	68,609

Total cost	530,607

Accumulated depreciation	260,211

Net property and equipment	$270,396

Depreciation expense for the year ended December 31, 2016 was $80,164.

IDV Solutions, LLC

Notes to Financial Statements

December 31, 2016

Note 6 - Line of Credit

In 2015, The Company had a line of credit agreement with a bank allowing borrowings of approximately $1,500,000, subject to a borrowing base formula. Interest was payable monthly at a rate of 1.75 percent above the prime rate. The line of credit was collateralized by all assets of the Company and expired in May 2016.

During 2016, the Company entered into a new financing arrangement with another bank. This agreement allowed the Company to borrow up to $1,000,000 by transferring selected accounts receivable at 80 percent of the account receivable balance. The Company is responsible for any amount not collected by the bank below the 80 percent level. Annually, the Company is charged a fee of $10,000. This agreement was terminated in 2017.

Note 7 - Operating Leases

The Company is obligated under various operating leases primarily for rental space and computer equipment, expiring at various dates through 2024. The leases require the Company to pay taxes, insurance, utilities, and maintenance costs. Total rent expense under these leases was approximately $214,000 for the year ended December 31, 2016.

Future minimum annual commitments under these operating leases are as follows:

Years Ending December 31	Amount

2017	$229,228
2018	215,469
2019	190,202
2020	172,932
2021	176,377
Thereafter	551,194

Total	$1,535,402

Note 8 - Capital Leases

The Company has several leases for computer and office equipment that are classified as capital leases. For financial statement purposes, the present values of the net minimum lease payments have been capitalized and are being amortized over the useful lives of the assets. Under the terms of the lease agreements, payments of approximately $3,350 are due in monthly installments through June 2019. The leases have been imputed with interest at annual rates from 8.47 to 10.60 percent.

At December 31, 2016, property under the capital leases has a gross cost of approximately $106,000. Accumulated depreciation on the property under capital leases was $11,000 at December 31, 2016 .

IDV Solutions, LLC

Notes to Financial Statements

December 31, 2016

Note 8 - Capital Leases

The future minimum lease payments under capital leases are as follows:

Years Ending December 31	Amount

2017	$40,251
2018	36,026
2019	7,448

Total	83,725

Less amount representing interest	8,218

Present value of net minimum lease payments	75,507

Less current obligations	34,600

Long-term obligations under capital leases	$40,907

Note 9 - Customization Contracts in Progress

Costs and estimated earnings on customization contracts in progress at December 31, 2016 are as follows:

2016

Costs incurred on uncompleted contracts	$603,997
Estimated earnings	885,758

Total	1,489,755

Less billings to date	1,419,556

Total	$70,199

Costs and estimated earnings in excess of billings of $70,199 at December 31, 2016 are recorded as a component of accounts receivable on the balance sheet.

Note 10 - Cash Flows

Significant noncash investing and financing activities for 2016 include the acquisition of property under capital lease totaling $38,470.

Note 11 - Retirement Plans

The Company sponsors a 401(k) plan for substantially all employees. The plan provides for the Company to make a combination of required and discretionary matching contributions. Contributions to the plan totaled approximately $172,000 for the year ended December 31, 2016.

IDV Solutions, LLC

Notes to Financial Statements

December 31, 2016

Note 12 - Related Party Transactions

The following is a description of transactions between the Company and related parties:

Accounts Payable

At December 31, 2016 , the Company had accounts payable to certain members totaling $37,739.

PVP Board Fee

The Company is required to pay $5,000 to the Class D members on the first day of each calendar quarter as compensation for the management services of PVP for the preceding quarter. Total amounts expensed for the PVP board fee were $20,000 during 2016.

Note 13 - Subsequent Events

On January 27, 2017, 100 percent of the outstanding membership interests of the Company were purchased by a publicly held company, Everbridge, Inc. for $21.3 million plus the potential for an additional $6.2 million of consideration that is based on future performance measures.

Unaudited Condensed Pro Forma Combined Financial Information

On January 27, 2017, Everbridge, Inc. (“Everbridge” or “the Company”) acquired 100% of the issued and outstanding membership interest (the “Units”) of IDV Solutions, LLC, a Michigan limited liability company (“IDV”), pursuant to a Membership Interest Purchase Agreement, dated as of January 27, 2017 (the “Purchase Agreement”). The purchase price consisted of cash consideration of $21.5 million and contingent consideration of up to $6.2 million. The other terms of the acquisition are set forth in the Purchase Agreement, which was filed by the Company as an exhibit to a Current Report on Form 8-K dated January 31, 2017.

The following unaudited condensed pro forma combined financial information is based on the historical financial statements of Everbridge and IDV as of and for the year ended December 31, 2016 and presents the effect of the acquisition as if it had occurred on January 1, 2016 in respect of the pro forma combined statements of operations and comprehensive loss and as if it had occurred on December 31, 2016 in respect of the pro forma combined balance sheet. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances. The pro forma adjustments were applied to the respective historical financial statements to reflect and account for the acquisition using the purchase method of accounting.

The unaudited condensed pro forma combined financial information is provided for informational purposes. It may not necessarily represent what Everbridge consolidated results would have been had the transaction actually occurred as of the date indicated, nor is it necessarily representative of Everbridge’s future consolidated results of operations or financial position.

The unaudited condensed pro forma combined financial information was prepared using the assumptions described in the related notes. The historical financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the acquisition, (2) factually supportable, and (3) with respect to the statement of operations and comprehensive loss, expected to have a continuing impact on the combined results. The unaudited condensed pro forma combined financial information does not include the realization of cost savings from operational efficiencies, revenue synergies or changes in operating strategies that may result from the acquisition. Therefore, the information presented in the accompanying unaudited condensed pro forma combined financial statements may differ materially from future results realized.

The unaudited condensed pro forma combined financial statements allocate the purchase price to the underlying tangible and intangible assets acquired by Everbridge and liabilities assumed by Everbridge based on their respective fair market values with any excess purchase price allocated to goodwill. This allocation is dependent upon certain valuations and other studies that are preliminary, based on work performed to date. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited condensed pro forma combined financial information. Everbridge anticipates that all the information needed to identify and measure values assigned to the assets acquired and liabilities assumed will be obtained and finalized during the one-year measurement period following the acquisition date. Differences between these preliminary estimates and the final acquisition accounting may occur, and these differences could have a material impact on the unaudited condensed pro forma combined financial statements presented below.

The unaudited condensed pro forma combined financial information should be read in conjunction with our (i) Annual Report on Form 10-K for the year ended December 31, 2016 as filed with the SEC on March 23, 2017; and (ii) the historical audited financial statements of IDV as of and for the year ended December 31, 2016 filed as Exhibit 99.1 herein.

Unaudited Condensed Pro Forma Combined Balance Sheet at December 31, 2016

(In thousands, except per share data)

	Everbridge as of December 31, 2016	IDV as of December 31, 2016	Pro Forma Adjustment	Notes		Combined
Assets
Current assets:
Cash and cash equivalents	$60,765	$227	$(21,450)	(A	)	$39,542
Accounts receivable, net	17,812	1,200	—			19,012
Prepaid expenses	1,770	162	—			1,932
Other current assets	2,536	—	—			2,536

Total current assets	82,883	1,589	(21,450)			63,022
Property and equipment, net	2,923	270	—			3,193
Capitalized software development costs, net	8,792	—	—			8,792
Goodwill	9,676	—	19,301	(C	)	28,977
Intangible assets, net	3,940	—	7,740	(B	)	11,680
Other assets	108	—	—			108

Total assets	$108,322	$1,859	$5,591			$115,772

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$2,434	$108	$—			$2,542
Accrued expenses	9,413	725	(23)	(F	)	10,115
Term loan	—	—	—			—
Deferred revenue	51,388	4,587	(1,147)	(E	)	54,828
Notes payable	—	—	—			—
Other current liabilities	548	109	—			657

Total current liabilities	63,783	5,529	(1,170)			68,142
Long-term liabilities:
Deferred revenue, noncurrent	1,246	—	—			1,246
Line of credit	—	—	—			—
Purchase price liability	—	—	3,050	(A	)	3,050
Deferred tax liabilities	494	—	—			494
Other long term liabilities	447	41	—			488

Total liabilities	65,970	5,570	1,880			73,420

Commitments and contingencies
Stockholders’ equity (deficit):
Series A preferred stock, $0.001 par value, no shares authorized, issued or outstanding as of December 31, 2016	—	—	—			—
Series A-1 preferred stock, $0.001 par value, no shares authorized, issued or outstanding as of December 31, 2016	—	—	—			—
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued or outstanding as of December 31, 2016	—	—	—			—
Class A common stock, $0.001 par value, no shares authorized, issued or outstanding as of December 31, 2016	—	—	—			—
Common stock, $0.001 par value, 100,000,000 shares authorized, 27,150,674 shares issued and outstanding as of December 31, 2016	27	—	—			27
Additional paid-in capital	132,246	—	—			132,246
Accumulated deficit	(89,618)	(3,711)	3,711	(D	)	(89,618)
Accumulated other comprehensive loss	(303)	—	—			(303)

Total stockholders’ equity (deficit)	42,352	(3,711)	3,711			42,352

Total liabilities and stockholders’ equity (deficit)	$108,322	$1,859	$5,591			$115,772

See accompanying notes to the unaudited condensed pro forma combined financial statements

Unaudited Condensed Pro Forma Combined Statement of Operations and Comprehensive Loss

For the year ended December 31, 2016

(In thousands, except per share data)

	Historical
	Everbridge	IDV	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenue	$76,846	$10,246	$(148)	(G)	$86,944
Cost of revenue	23,767	2,368	783	(H)	26,918

Gross profit	53,079	7,878	(931)		60,026
Operating expenses:
Selling and marketing	34,847	2,620	—		37,467
Research and development	14,765	2,681	—		17,446

General and administrative	14,293	1,900	1,298	(H)(I)	17,491

Total operating expenses	63,905	7,201	1,298		72,404

Income (loss) from operations	(10,826)	677	(2,229)		(12,378)

Other income (expense)
Interest income	34	6	—		40
Interest expense	(506)	(7)	—		(513)
Other income (expense)	(12)	25	—		13

Total other income (expense), net	(484)	24	—		(460)

Income (loss) before provision (benefit) for income taxes	(11,310)	701	(2,229)		(12,838)
Provision (benefit) for income taxes	(24)	—	—	(J)	(24)

Net income (loss)	$(11,286)	$701	$(2,229)		$(12,814)

Comprehensive income (loss):
Foreign currency translation adjustment, net of tax	(290)	—	—		(290)

Total comprehensive income (loss)	$(11,576)	$701	$(2,229)		$(13,104)

Basic	$(0.68)				$(0.79)

Diluted	$(0.68)				$(0.79)

Shares used in the per share calculations:
Basic	16,659,561				16,659,561

Diluted	16,659,561				16,659,561

See accompanying notes to the unaudited condensed pro forma combined financial statements

Notes to the Unaudited Condensed Pro Forma Combined Financial Statements

1.	DESCRIPTION OF ACQUISITION

On January 27, 2017, Everbridge, Inc. (“Everbridge” or “the Company”) acquired 100% of the issued and outstanding membership interest (the “Units”) of IDV Solutions, LLC, a Michigan limited liability company (“IDV”), pursuant to a Membership Interest Purchase Agreement, dated as of January 27, 2017 (the “Purchase Agreement”). The purchase price consisted of cash consideration of $21.5 million and contingent consideration of up to $6.2 million contingent on IDV meeting certain revenue and billing targets for each of the six months ended June 30, 2017 and the twelve months ended December 31, 2017 and certain development targets. The Company estimated the fair value of the contingent consideration at $3.1 million based upon the probability of the expected payments to be made in August 2017, January 2018 and March 2018. A portion of the cash purchase price was deposited in a third party escrow account and is available for satisfaction of post-closing indemnification obligations. Any remaining portion of the escrow amount that is not subject to then pending claims will be paid on the 15-month anniversary of the acquisition date.

2.	BASIS OF PRO FORMA PRESENTATION

The unaudited condensed pro forma combined financial information was prepared using the acquisition method of accounting, which is based on authoritative guidance for business combinations and fair value concepts. The unaudited condensed pro forma combined statements of operations and comprehensive loss were prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”) utilizing the SEC’s guidance under Article 11 of Regulation S-X.

In accordance with the acquisition method of accounting for business combinations, the assets acquired and the liabilities assumed are recorded at their respective fair values and added to those of the Company. The excess purchase consideration over the fair values of assets acquired and liabilities assumed was recorded as goodwill. The total purchase price was allocated using information currently available to the Company.

Under the acquisition method, acquisition-related transaction costs (e.g., advisory, legal, valuation and other professional fees) are not included as consideration transferred but are accounted for as expense in the periods in which the costs are incurred. These costs are not presented in the unaudited condensed pro forma combined statement of operations and comprehensive loss because they will not have a continuing impact on the combined results.

The unaudited condensed pro forma combined consolidated statement of operations and comprehensive loss reflect certain adjustments that are necessary to present fairly our unaudited condensed pro forma combined statement of comprehensive loss. The pro forma adjustments give effect to events that are (1) directly attributable to the acquisition, (2) factually supportable and (3) with respect to the statement of operations and comprehensive loss, expected to have a continuing impact on the combined results, and are based on assumptions that management believes are reasonable given the best information currently available.

Acquisition Accounting Allocation

The following table summarizes the purchase price allocation of consideration transferred as if the acquisition had closed on December 31, 2016:

(in thousands)
Preliminary purchase consideration	$24,500

Allocation of the purchase consideration:
Cash	$227
Other current assets	1,362
Property and equipment	270
Identifiable intangible assets	7,740
Goodwill	19,301

Total assets acquired	28,900
Current liabilities	919
Deferred revenue	3,440
Other liabilities	41

Total liabilities assumed	4,400

Net assets acquired	$24,500

3.	PRO FORMA ADJUSTMENTS

The accompanying unaudited condensed pro forma combined financial statements reflect the following pro forma adjustments:

Unaudited Condensed Pro Forma Combined Balance Sheet

(A)	Adjustment to reflect the payment of the cash portion of the consideration of $21.5 million and the fair value of future payment obligations to acquire IDV.

(B)	Adjustment to record the fair value of identifiable intangible assets.

(C)	Adjustment to record the residual value of the consideration over the identifiable assets to goodwill. The purchase date was January 27, 2017, however the acquisition was assumed to occur on December 31, 2016 for purposes of the unaudited pro forma condensed combined balance sheet. Accordingly, the goodwill amount shown in the unaudited condensed pro forma combined balance sheet differs from the goodwill recorded upon the acquisition.

(D)	Adjustment to eliminate the members’ deficit account of IDV.

(E)	The estimated amounts presented for purposes of the unaudited condensed pro forma combined balance sheet are based upon the deferred revenue balances of IDV as of December 31, 2016 and reflect the actual fair value adjustments that were recorded as of December 31, 2016.

(F)	Adjustment to reflect the accrual and adjustment for estimated non-recurring costs directly attributable to the acquisition.

Unaudited Condensed Pro Forma Combined Statement of Operations and Comprehensive Loss

(G)	Adjustment to reflect the elimination of deferred revenue recognized in the historical statement of operations of IDV primarily related to amounts collected or incurred by IDV at the beginning of a customer contract for upfront set-up fees which were amortized over the longer of the contract life or the estimated customer life. The elimination of these items is factually supportable and directly related to the effect of applying purchase accounting. Deferred set-up revenues are not eligible for recognition in purchase accounting as they represent amounts collected and incurred in prior periods for which there is no future performance obligation or economic benefit, as applicable. As a result, amortization associated with these items has been eliminated.

(H)	Adjustment to record amortization expense of $0.8 million on developed technology and $1.3 million on the remaining identifiable intangible assets for 2016, as if the acquisition had occurred on January 1, 2016. The weighted average useful life on the identifiable intangible assets acquired is approximately 4.1 years. The assets are amortized using the straight line method and are classified in cost of revenue and general and administrative expenses.

(I)	Adjustment to eliminate transaction costs incurred by the Company and IDV, as a result of the acquisition, primarily consisting of legal and advisory fees.

(J)	No provision for income taxes has been reflected for the pro forma adjustments since any tax benefit recorded resulting from the pro forma pretax losses would be offset by a corresponding increase in the valuation allowance.